7/14



03024647

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Grasim Industries Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3322 FISCAL YEAR 3-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S*	*(ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL*	*(OTHER)*	☐
DEF 14A	*(PROXY)*	☐			

OICF/BY: [signature]

DATE : 7/18/03

ANNUAL REPORT 2002-2003




GRASIM
ADITYA BIRLA GROUP

Grasim Industries Limited

IN HOMAGE TO A LEGEND



"My vocation, is to strive continuously, to reach excellence in all spheres of management, by weaving the threads of enterprise, knowledge, experience, ideas and tasks into a fabric that can be called "management". My job is to motivate, to bring together and fuse human talent, so that they act in harmony and in unison as one team, directed towards a single purpose, a single goal.

In our Group, our first and foremost objective is to satisfy our larger family, our family comprising of our shareholders, our customers and our employees.

Towards this objective, our credo is, 'strive for excellence and perfection in all spheres of management, through continuous improvement.'

For our shareholder, it is our job, and our commitment to create wealth for him, and to amply reward the faith that he has reposed in us.

For our customers, we believe, that, 'the customer is always right'. Our motto is to give him total satisfaction, in terms of quality and service.

For our colleagues and employees, our motto is 'your growth is our concern'."

We follow in his footsteps.


ADITYA BIRLA GROUP

ADITYA VIKRAM BIRLA
November 14, 1943 - October 1, 1995

GRASIM INDUSTRIES LIMITED

Adviser

Mr. D. P. Mandelia

Chief Financial Officer

Mr. D. D. Rathi – Group Executive President & CFO

Company Secretary

Mr. Ashok Malu

Auditors

M/s. G. P. Kapadia & Co., Mumbai
M/s. Lodha & Co., New Delhi

Solicitors

M/s. Mulla & Mulla & Craigie Blunt & Caroe, Mumbai

EXECUTIVES

Staple Fibre & Pulp Divisions

Mr. Shailendra K. Jain – President & Business Head
Mr. S. K. Saboo – Group Executive President
Mr. O. P. Rungta – Sr. Executive President, SFD, Nagda
Mr. S. S. Maru – Sr. Executive President, Pulp and Grasilene Divisions, Harihar
Mr. Vijay Kaul – Sr. Executive President, Birla Cellulosic Division, Kharach
Mr. Thomas Varghese – Executive President (Mktg.)

Cement Divisions

Mr. Saurabh Misra – Business Head
Mr. O. P. Puranmalka– Group Executive President & Chief Marketing Officer
Mr. S. K. Maheshwari – Sr. Executive President & Chief Manufacturing Officer
Mr. L. N. Rawat – Sr. Executive President, Grasim Cement
Mr. D. P. Somani – Executive President, Rajashree Cement
Mr. K. C. Jhanwar – Executive President, Vikram Cement & Aditya Cement
Mr. S. N. Jajoo – Executive President, Birla White Cement
Mr. K. C. Birla – Jt. President, Cement Division (South)

Vikram Ispat

Mr. Ratan K. Shah – President

Chemical Division

Mr. G. K. Tulsian – Executive President
Mr. Sunil Kulwal – Executive President

Textile Divisions

Mr. Vikram D. Rao – Group Executive President (Textiles)
Mr. R. M. Gupta – Sr. Executive President
Mr. S. Krishnamoorthy – Executive President (Mktg.)
Mr. J. C. Soni – Executive President (Bhiwani Textiles)

Contents

REGISTERED OFFICE: Birlagram, Nagda 456 331 (M.P.)



The Chairman's Letter To Shareholders

Dear Fellow Shareholders,

In a year characterised by a dim economic environment, overshadowed by geo-political issues and a significant lowering of consumer spends, your Company has managed to keep its earnings very buoyant. Revenues at Rs.4,626.30 crores up by 5% over Rs.4,386.60 crores attained in the previous year, and Profit Before Tax and exceptional items at Rs.719.10 crores as compared to Rs.494.80 crores has soared by over 45%. For this stellar performance, your Company deserves plaudits. This surge in revenues and earnings has been propelled by, and to a large extent, is the culmination of proactive business and financial restructuring in the recent years.

To consolidate the operations of Grasim, a slew of initiatives have been taken in the recent past. We have been keeping you abreast of these. Among them feature the closure of the Pulp and Fibre plants at Mavoor, the sale of the loss-making fabric operations at Gwalior, the divestment of its software business and shaving off its trading activities. Innovative financial management has contributed in a great measure too. It should therefore come as no surprise that over the past four years, Grasim has become much leaner and stronger – with the debt/equity ratio improving from 0.93 to 0.58, interest charges falling from Rs 292 crores to Rs 168 crores, profit before tax & exceptional items rising from Rs 176 crores to over Rs 719 crores, and workforce rationalisation taking the manpower strength from 24,400 to 16,600.

To augment growth in revenues and earnings, we have taken several steps. Let me now focus on our business sectors and apprise you of our plans for them, going forward. Of course, at each of our business sectors, sweating of assets, strengthening of operating efficiencies and lopping up of costs is a given.

Viscose Staple Fibre (VSF)

In VSF, our leadership position remains unassailable. Regardless, to continue to enlarge our territorial space and ensure growth, we are venturing into niche cellulosic fibres like High

Wet Modulus (HWM) Fibres and speciality fibres such as spun dyed, micro and macro deniar, on the wings of our R&D capabilities. Our endeavours to develop novel applications of VSF leveraging its "Birla Viscose" brand is a proactive growth-oriented measure as well. To push these forward aggressively, a state-of-the-art VSF Research and Application Development Centre is to be set up at Birla Cellulosic (Kharach). It will be up and running by early 2005.

"In VSF, our leadership position remains unassailable. Regardless, to continue to enlarge our territorial space and ensure growth, we are venturing into niche cellulosic fibres like High Wet Modulus (HWM) Fibres and speciality fibres such as spun dyed, micro and macro deniar, on the wings of our R&D capabilities. Our endeavours to develop novel applications of VSF leveraging its "Birla Viscose" brand is a proactive growth-oriented measure as well."

Cement

In cement, our thrust is on optimising returns through expansion of volumes, enriched product mix and further strengthing of market presence. Relentless focus on cost reduction will continue. The setting up of a thermal power plant at Reddipalayam, and increasingly veering towards alternate fuels are integrate to this strategy.

Sponge Iron

The upturn of the steel sector has augured well for the Sponge Iron business. As the global scrap price is expected to stabilize and the steel industry stands on the threshold of a remarkable revival, the outlook for this sector remains positive in the near future.

Outlook

In my view, cement will continue to be the growth propellant, and the Viscose Staple Fibre business will sustain its pre-eminent status as the cash generator. Collectively, they contribute to over 80% of your Company's revenues and operating profits. I have no doubt that these businesses will stay at the forefront of your Company's sustainable success.

"In my view, cement will continue to be the growth propellant, and the Viscose Staple Fibre business will sustain its pre-eminent status as the cash generator. Collectively, they contribute to over 80% of your Company's revenues and operating profits. I have no doubt that these businesses will stay at the forefront of your Company's sustainable success."

Grasim, then, is well poised to attain ongoing prosperity, and the overall outlook for your Company, remains bright.

If our businesses are sustainable through constantly challenging times, it is because of our high-performing, motivated workforce. I wish to record my heartfelt appreciation of their contribution without which your Company would not have come this far. They are fully attuned to your Company's abiding commitment to create and enhance shareholder value.

The Aditya Birla Group – In Perspective

I would like to take this opportunity to retrace the direction of our Group over the past four years. If one were to encapsulate it in a single word - the dominant strategic theme over the past four years has been **consolidation.** This is in line with our vision of being a premium conglomerate, with a clear business focus at each business level, relentlessly pursuing value creation. The logic underpinning consolidation is the push for market leadership, economies of scale, productivity gains and operational efficiencies, coalescing to create value-adding growth.

*If one were to encapsulate it in a single word - the dominant strategic theme over the past four years has been **consolidation.** This is in line with our vision of being a premium conglomerate, with a clear business focus at each business level, relentlessly pursuing value creation.*

Let me recount some of the major steps that we have taken in our drive towards consolidation.

The acquisition of a 74.6% equity stake in Indal, from Alcan, at an investment of a little over Rs. 1000 crores, has been a milestone. Bringing Indal into the Group's fold has helped us position ourselves along every link in the value-addition chain of the business, from metal to downstream products, where the Hindalco-Indal combine now accounts for over 70% of the market share in India.

Moving on to the other metal in the Group's stable, it is commendable that Birla Copper has attained a leadership status, commanding a market share of over 45 percent - within a short span of 3 years from its first commissioning. The de-bottlenecking of the Copper Smelter at Dahej last year has resulted in enhancing the smelter capacity by 50%, to 150,000 TPA cost efficiently, last year, and the ramp-up achieved has truly set a new global benchmark.

Yet another landmark restructuring move has been the decision to consolidate the copper business of Indo-Gulf with Hindalco. Subsequently, Hindalco made a second open offer for the shares of Indal. Its stake in Indal has increased from 74.48% to 96%. All these moves take us ahead on the road towards unifying the Group's non-ferrous metals businesses, and transforming Hindalco into a globally competitive non-ferrous metals power house.

The acquisition of the Nifty mines in Australia from Straits (Nifty) Pty. Ltd., has elevated Birla Copper to an integrated Copper producer. Nifty currently has a production capacity of 27,500 tonnes per year of Copper Cathodes and a large undeveloped sulphide resource. The project has a total resource of 148 million tones of ore grading 1.3% of copper. We have rights to explore in the richly mineralized Paterson province. Additionally, we have acquired a 50% interest in the Maroochhydore exploration project.

Post-restructuring, Indo-Gulf has emerged fully focused on fertilizers, with a brand that commands a huge equity, strong cash flows and a leadership position in the fertilizer industry. It is well positioned to take advantage of the opportunities that arise from the disinvestment programme of the Government.

The decision to demerge the Insulator Division of Indian Rayon and transfer it to a separate 50:50 joint venture with NGK of Japan has been a crucial move. NGK is the undisputed world leader in the manufacturing and marketing of all types of Insulators for overhead transmission lines and sub station equipment. It controls 60% share of the world's Ultra High Voltage Insulator market. The partnership with NGK will help to build on and strengthen the leadership position we already enjoy in the domestic market, because of the access we will have to the latest in product and manufacturing technology. In addition, there will be opportunities for getting plugged in into a global marketing network. Through this route we will take the Insulator business to new heights.

In the Telecom business, we joined hands with the Tata Group. Beginning in 2 states, we have expanded to 7 states. Our subscriber base has reached 1.1 million. Our footprint covers 40 percent of the cellular market in India, with a 47 percent market share in the circles where we operate, and an 11 percent market share nationally.

We have recently divested the Group's stake in MRPL to ONGC. This strategic decision of the Group was based on lack of leadership position in the sector, no presence in marketing of petroleum products, especially transportation fuels, and no significant synergies with our other businesses, apart from losses incurred due to regulatory changes. Although the sale of the Group companies' equity stakes in MRPL does have a one-time impact on their profits, the exit from MRPL indicates our firm resolve to rationalize the Group's portfolio of businesses with a view on the future. It also bears testimony of our commitment to a key group of stakeholders that is our lenders.

The Birla Sun Life joint venture, which started off 3 years ago, has developed a major presence in the insurance and mutual funds sectors. Birla Sun Life is perceived as a leading quality market player, recognized for its superior service levels and we consider this as a core business with immense growth potential in the years ahead.

"Our strategy dictates that we get out of businesses where we are bit players, and strengthen the businesses where we have clear competencies, so that we get to the top of the league, or consolidate our position there, as the case may be. This leads to a sharper and tighter business portfolio with our firepower getting better targeted."

From all of this, a clear trend emerges. Our strategy dictates that we get out of businesses where we are bit players, and strengthen the businesses where we have clear competencies, so that we get to the top of the league, or consolidate our position there, as the case may be. This leads to a sharper and tighter business portfolio with our firepower getting better targeted.

I do believe that our decision to consolidate – and the way we have gone about implementing that – has been sound. Firstly, we have operated our existing assets efficiently. Secondly, the assets we have built and acquired have been quality assets, complementing our existing strengths. Thirdly, the asset growth has been funded largely through internal accruals. As a result, every one of the companies in our Group has emerged with a stronger balance sheet. Fourthly, save for the IT and garments businesses, which are still at an incubation stage, the consolidation measures have started yielding the results that we had envisaged.

Performance Measures

Having said this, what has it meant in terms of performance? As you are aware, we adopted CVA -or Cash Value Added – as a performance metric 3 years ago, which is in consonance with our Group's focus on value addition. CVA, by itself, is a punishing measure in that it calls for superior returns on assets created and equity invested. Our Group CVA has been positive. Given the stringent performance standards set by the CVA metric, and that, in fact, not too many companies in India, actually have consistently delivered even a positive CVA, I believe that this is a commendable performance.

I must add that the market capitalization of the Group correlates very weakly with the sharp increase in value addition, as measured by CVA during the same period. This is indeed disappointing. Even as I do not think that we need to be drawn into the expectations game as fueled by analysts, over a period of time, we hope that the market valuations will reflect our underlying strengths and performance.

Focus on People

Having said that, I must add that the course of shrinking the business portfolio, while placing larger bets in a few industries, is a higher risk strategy, albeit with the promise of higher returns. Continuing to deliver superior performance whilst factoring in this potentially higher risk profile, takes us to what I believe is our most important asset, one that is not reflected in any of our balance sheets – our people. Over the last several years, our focus as regards people has been, in a nutshell, to build a meritocracy. We have taken several initiatives which I would classify under 3 broad heads – Learning and Relearning, Performance Management and Organizational Renewal.

Our Organizational Health Survey (OHS), which is a well-regarded mode globally of tracking employee satisfaction, has thrown up very encouraging results this year, based on the tracking of 8,670 managers across the Group.

Whilst commendable work has been done at Gyanodaya, our internationally acclaimed Centre of Management Learning, we are taking the process to an even higher plane.

We are pushing even harder on the people front, building on the significant progress we have made so far, and press on with the task of building a meritocracy – not just of brainpower, but also of entrepreneurial power, dedication power, vision power, go-getter power and ambition power.

"We are pushing even harder on the people front, building on the significant progress we have made so far, and press on with the task of building a meritocracy – not just of brainpower, but also of entrepreneurial power, dedication power, vision power, go-getter power and ambition power."

Best regards,

Yours sincerely,



KUMAR MANGALAM BIRLA

Date: 19th May, 2003

FINANCIAL HIGHLIGHTS

Year ——>	Unit	2002-03	2001-02	2000-01	1999-00	1998-99#	1997-98	1996-97	1995-96	1994-95	1993-94
Production											
Viscose Staple Fibre	Tonnes	224610	176462	218847	188002	164355	174281	155385	162470	143421	158674
Grey Cement	Mn Tonnes	11.09	9.53	9.10	8.40	5.82	4.71	4.10	3.27	2.55	2.32
White Cement	Tonnes	310163	267915	251594	240492	131979	—	—	—	—	—
Turnover											
Viscose Staple Fibre	Tonnes	227900	181520	203854	192452	164130	171148	151838	161993	144820	157618
Grey Cement	Mn Tonnes	11.16	9.68	9.16	8.42	5.88	4.70	4.14	3.15	2.56	2.31
White Cement	Tonnes	305223	266105	251291	240014	133660	—	—	—	—	—
Profit & Loss Account											
Gross Sales	Rs. Crs.	5412	5070	5582	4982	4325	4023	3602	3199	2399	2202
Net Sales	Rs. Crs.	4609	4372	4822	4273	3757	3500	3089	2742	2061	1865
Other Income	Rs. Crs.	133	129	108	88	110	124	135	211	113	116
Operating Profit (PBIDT)	**Rs. Crs.**	**1141**	**937**	**911**	**756**	**678**	**698**	**706**	**773**	**558**	**433**
Interest	Rs. Crs.	168	190	239	256	292	256	259	230	142	118
Gross Profit (PBDT)	Rs. Crs.	973	747	673	500	386	443	447	543	416	316
Depreciation	Rs. Crs.	254	252	252	237	210	167	148	124	75	66
Profit before Tax & Exceptional Items	**Rs. Crs.**	**719**	**495**	**421**	**263**	**176**	**276**	**300**	**420**	**341**	**250**
Current Tax	Rs. Crs.	192	57	50	12	8	45	41	88	32	22
Deferred Tax	Rs. Crs.	-15	51	—	—	—	—	—	—	—	—
Net Profit after Tax (before Exceptional Items)	Rs. Crs.	542	387	371	251	168	231	259	332	309	228
Exceptional Items	Rs. Crs.	-174	-84	7	-18	-4	—	16	—	—	—
Net Profit after Exceptional Items & Total Taxes	Rs. Crs.	368	303	378	233	164	231	275	332	309	228
Equity Shares Dividend (including CTD)	Rs. Crs.	103	83	81	72	63	54	52	45	41	32
Balance Sheet											
Net Fixed Assets*	Rs. Crs.	3264	3263	3303	3401	3354	2633	2473	2222	1866	1438
Investments	Rs. Crs.	1796	1416	682	683	680	717	507	619	899	490
Net Current Assets	Rs. Crs.	613	733	991	967	1002	1092	1250	1012	634	529
		5673	5412	4976	5052	5037	4442	4230	3853	3400	2457
Share Capital	Rs. Crs.	92	92	92	92	92	72	72	72	72	67
Reserve & Surplus*	Rs. Crs.	2879	2615	2984	2685	2524	2243	2068	1845	1558	991
Deferred Tax Balance	Rs. Crs.	626	641	—	—	—	—	—	—	—	—
Loan Fund	Rs. Crs.	2076	2065	1900	2275	2421	2127	2090	1936	1769	1398
Net Worth*		3597	3347	3075	2777	2616	2316	2140	1917	1630	1059
		5673	5412	4976	5052	5037	4442	4230	3853	3400	2457
*Excluding Revaluation Reserve	Rs. Crs.	6	7	18	20	22	25	28	31	34	37
Ratios & Statistics											
PBIDT Margin	(%)	24.76	21.43	18.90	17.70	18.06	19.96	22.86	28.19	27.06	23.24
Interest Cover (PBIDT-Tax/Interest)	(x)	5.65	4.63	3.61	2.91	2.29	2.56	2.57	2.98	3.70	3.50
ROACE (PBIT/Avg.CE) @	(%)	16.18	12.88	13.47	10.53	10.14	13.06	15.04	19.19	18.65	19.26
RONW (PAT/NW) @	(%)	15.00	12.78	12.30	8.64	6.63	10.36	12.76	18.71	22.95	23.72
Debt Equity Ratio	(x)	0.58	0.62	0.62	0.82	0.93	0.92	0.98	1.01	1.09	1.32
Dividend per Share	Rs./ Sh.	10.00	9.00	8.00	7.00	6.75	6.75	6.50	6.25	5.75	4.75
Earning per Share @	Rs./ Sh.	59	42	40	27	20	32	36	46	43	34
Cash Earning per Share @	Rs./ Sh.	85	75	68	53	45	55	56	63	53	44
Book Value per Share	Rs./ Sh.	392	365	335	303	285	320	296	265	225	157
No. of Equity Shareholders	No.	242359	263549	279207	298232	199083	206851	213619	219859	229892	231243
No. of Employees	No.	16648	16912	21473	23345	24407	23157	23397	22144	21582	22533

 # In FY 1998-99 Company acquired the Cement business of Indian Rayon and Industries Ltd. pursuant to a scheme of arrangement.

@ Before Exceptional Items

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

It was another excellent year for Grasim. The Company reported impressive performance amidst a challenging economic and industrial environment. All our businesses have performed well, with productivity gains, growth in volumes and sustained margins notwithstanding rise in input costs. The Cement business was constrained on account of pricing pressure that prevailed throughout the year across regions. All the business units had shown smart productivity gains, which helped us to improve the margins against increase in input cost and substantial cost increase in power and fuel.

Overall revenues have grown by an impressive 5% to Rs.4,626.3 Crores while operating profits have soared from Rs.936.8 Crores to Rs.1,141.7 Crores, reflecting a growth of 22% year-on-year (YoY). Benefiting from lower interest charges and modest rise in depreciation, pre-tax profits (before exceptional items) have jumped 45% to Rs.719.1 Crores in 2002-03 (FY03). Net profit after tax and exceptional items is higher by 21% YoY at Rs.367.6 Crores in FY03.

Grasim's superior performance even in a weak operating environment is the reflection of the success of significant business and financial restructuring carried out by the Company during the last four years. The business restructuring efforts included the closure of the Fibre and Pulp plant at Movoor, sale of the unviable Textile units at Gwalior, divestment of stake in the software subsidiary and discontinued operations of the Trading division.

STRATEGIC MOVES

Divestment of stake in MRPL

The Company has sold 15,03,79,023 equity shares of Mangalore Refinery and Petrochemicals Ltd. (MRPL), being its entire holding in MRPL to Oil and Natural Gas Corporation Ltd for a total consideration of Rs.30.1 Crores against its investment value of Rs.238.7 Crores. The resultant loss of Rs.208.6 Crores was accounted for and shown as exceptional item.

Strategic Investment in equity of Larsen & Toubro Limited

As you are aware, the Company had acquired a 10.05% stake in Larsen & Toubro Ltd. (L&T) in FY02. During the year under review, the Company along with its wholly owned subsidiary Samruddhi Swastik Trading and Investments Limited (Samruddhi), augmented its holding to 14.53%. In line with regulatory requirements, on 14th October 2002, the Company made an Open Offer for acquisition of a further 20% stake in L&T at Rs.190/- per share. The wholly-owned subsidiary of the company then acquired an additional 0.83% stake in L&T through open market purchases, thus raising the aggregate holding of the Company and its subsidiary in L&T to 15.35% of the subscribed and paid up capital in L&T.

However, through its order dated 8th November 2002, the Securities and Exchange Board of India (SEBI) had advised the Company not to proceed with the Open Offer. While Securities Appellant Tribunal declined an interim relief, SEBI completed the investigations and cleared the Open Offer in February 2003. Consequently, the Open Offer for a 20% stake in L&T at Rs.190 per share opened on 7th May 2003 and will remain open till 5th June 2003.

Commissioning of Thermal Power Plant at Aditya Cement, Rajasthan

As part of a conscious strategy to further augment captive power capacity and reduce costs, the Company set up a Thermal Power Plant of 23MW at it's Aditya Cement Plant in Rajasthan. The captive power plant was commissioned in March 2003 and operations have stabilized since then.

SEGMENTAL REVIEW


Sponge Iron
9%
Cement
46%
VSF
35%
Textiles
5%
Chemical
5%
Revenue Mix - FY03
Sponge Iron
9%
Others
4%
Cement
31%
VSF
52%
Chemical
5%
Textiles
(1%)
PBIDT Mix - FY03

VISCOSE STAPLE FIBRE (VSF)

	FY03	FY02	% Change
Fibre			
Installed Capacity (TPA)	220,775	220,775	—
Production (Tonnes)	224,610	176,462	27
Sales Volume (Tonnes)	227,900	181,520	26
Net Divisional Turnover (Rs. Crores)	1,642.8	1,328.5	24
VSF Realisation (Rs./Kg)	67.9	68.5	(1)
Operating Margins (%)*	36	27	—
(Before Employees Separation Cost)			

* *Operating margins calculated on the Net Divisional Turnover, excluding pulp, which is used for captive consumption.*

Review of Operations

The year under review has been a record year for the VSF business with capacity utilisation, sales volumes, profitability and margins reaching an all time high.

Impressive volume growth, helped by exports/deemed exports

Aggregate sales volumes grew by an impressive 26% to 227,900 Tonnes in FY03, driven by a quantum jump in deemed exports and an upturn in domestic volumes that reflected aggressive marketing efforts taken by the Company.

A modest pick up in the global economy, which boosted textile exports from India led to a quantum jump in exports, up 52% YoY to 71,767 Tonnes. Aggressive marketing efforts, segmental pricing strategy and relentless focus on quality have been impressive export performance enablers. Domestic sales grew by 16% YoY. Value added technical service to yarn manufacturers as well as segment specific promotional and pricing strategies helped fuel growth.

Matching sales, production too grew from 176,462 Tonnes in FY02 to 224,610 Tonnes in FY03, reflecting average plant utilization in excess of the rated capacity.

Operating Margins - 36% in FY03 vis a vis 27% in FY02

The operating margins have touched an all time high of 36% in FY03. The year under review witnessed troughs in the price cycle of major inputs for VSF, namely Pulp and Caustic, whose prices declined by 9% and 33% YoY respectively. Higher economies of scale as well as improved plant efficiencies resulted in higher margins despite a 1% reduction in VSF realisation.

Water scarcity led to plant closure at Nagda

The country witnessed a deficient rainfall in FY2002. At Madhya Pradesh where the Company's major plant is housed, the reservoirs did fell short of water. Moreover, drawing of water from these reservoirs for irrigation by the farming community continued. Consequently, despite all possible steps taken by the Company to reduce water consumption in the production process, the operations of its Nagda Plant had to be shut for a period of 27 days.

During the year under review also, the country saw the worst ever rainfall in the last 14 years. This has created a situation of water shortage at Company's operations, in Nagda (Madhya Pradesh) and Harihar (Karnataka). The Company has had to suspend operations at Nagda and Harihar from the 19th and the 9th May 2003 respectively.

As a proactive measure, the Company has operated its plants at higher than the installed capacity and has built up significant reserves of VSF to meet customer needs. The Company does not expect any significant impact on its divisional volumes and performance during the year.

Towards a sustainable long-term solution to the water problem the height of the captive reservoirs at Nagda is being raised. The Company is evaluating possibilities of building a captive reservoir at Harihar.

Sector Outlook

Going forward, the demand for VSF in the domestic market is expected to remain stable. The Company's efforts towards market enlargement may spur the domestic demand. However deemed / direct export volumes shall be contingent to the Global economic and political situation.

The price of main inputs, after touching their lows in FY03, is showing an upward trend. Since the possibility of increasing the VSF price will be dependent on the relative pricing trends of competing fibers, it is expected that the margins, which were very high in FY03, may return to normal levels.

Outlook for Grasim's VSF business

The company is the market leader in this sector and a dominant player in the region as well. To take the business further forward the company has worked out a three-pronged strategy.

The Company will strive to position VSF at the premium end of the fibre market as the "Fibre for Feel, Fashion and Comfort". This should help the Company in ensuring a favourable blend ratio and contribute significantly towards enlarging markets. Simultaneously, the Company will strengthen its application development efforts by forging strategic alliances with end-product manufacturers. Strengthening of the brand equity for "Birla Viscose" amongst quality conscious user segments by leveraging its superior quality, wide range, excellent support services and logistic strengths, will augment these efforts.

Secondly, the company will move up the value chain to bring in superior revenues and enhanced profitability. Developing fibre variants, both for low and high end of the markets while continuing its thrust on the promotion of specialty fibres such as spun dyed, micro and macro denier, and introducing High Wet Modulus (HWM) Fibre for Branded Garment Industry, form part of the plan.

Finally, the Company will remain focused on efficiency improvement and cost reduction in all areas, which is key to sustaining returns in a mature business.

CHEMICALS

	FY03	FY02	% Change
Installed Caustic Capacity (TPA)	190,800	160,600	19
Production (Tonnes)	151,445	129,784	17
Sales Volume (Tonnes)	150,825	129,051	17
Net Turnover (Rs. Crores)	255.9	219.3	17
ECU Realisation (Rs/MT)	14,402	14,564	(1)
Operating Margins (%) *	21	13	—

* *Before Employees Separation Cost*

Review of Operations

The performance of the Chemical business was satisfactory. The Division expanded its caustic capacity from 160,600 MT to 190,800 MT in FY03. Its operations have been fully stabilised. The Division has achieved a 17% higher production at 151,445 tonnes and significant rise in sales volumes to 150,825 tonnes in FY03, due to higher consumption by VSF and concerted marketing efforts undertaken.

The average ECU realisation declined marginally on account of a sharp fall in caustic soda prices, the impact of which could only be partly offset by improved realization of Chlorine and HCL. Notwithstanding lower prices, the business has improved its profitability on the back of higher volumes, enhanced productivity and controlled costs during the year.

Sector Outlook

The outlook for the Chemical business remains challenging given the overcapacity in the domestic sector, demand is likely to grow only by 2-3% taking on board the natural growth in the end user segments. However, ECU realisation is likely to be sustained at these levels, supported by strengthened demand for Chlorine and HCL, resultant better prices as well as improving caustic realisation. The imposition of the antidumping duty should also contribute towards price stability.

Outlook for Grasim's Chemical business

The Company's focus on optimum utilization of the plant capacity, strengthening its presence in the domestic caustic soda market and exploring export opportunities for it's by-products will be ongoing. Development of ancillary and value added products to improve overall profitability would be a priority. To achieve this, it has already expanded the capacity of its PAC plant. To improve the value chain the Company is working on Chlorine derivatives. To increase the market base of Chlorine and ancillary product PAC, new overseas markets have been developed.

Asset sweating, improved productivity and the push for value added ancillary products, will enable the business do reasonably well in the future.

CEMENT

	FY03	FY02	% Change
GREY CEMENT			
Installed Capacity (Mn TPA)	#12.92	11.37	14
Production (Mn Tonnes)	11.09	9.53	16
Sales Volume (Mn Tonnes)	11.16	9.68	15
Net Turnover (Rs. Crores) *	2,002.3	1,926.3	4
Average Realisation (Rs./MT.)	1,690	1,917	(12)
WHITE CEMENT			
Installed Capacity (TPA)	400,000	400,000	—
Production (Tonnes)	310,163	267,915	16
Sales Volume (Tonnes)	305,223	266,105	15
Net Turnover (Rs. Crores)	180.3	143.6	26
Average Realisation (Rs./MT.)	5,534	5,317	4
NET DIVISIONAL TURNOVER (Rs Crores)	2,182.6	2069.8	5
DIVISIONAL OPERATING MARGINS (%)	17	23	—

* *Includes turnover of Rs.115.99 Crores (previous year – Rs.59.85 Crores) from RMC*

\# *Capacity increased at the year-end mainly due to de-bottlenecking at various plants and increase in proportion of Blended Cement.*

Review of operations

It was a challenging year for the cement business. Though industry despatches grew by over 9%, prices came under pressure in all markets, except Eastern India. Commissioning and stabilisation of new capacities in the Western and Southern regions, improved plant productivity in the industry and the progressive shift to blended cement aggravated the demand-supply imbalance. The introduction of dual Sales Tax regime in Tamil Nadu also had a negative impact on prices.

Sales volumes grew by 15% to 11.16 Mn. MT, helped by impressive rise in volumes across the regions, except in the western region. Sales grew by 21% in the North, 17% in the South and by 24% in the East. The strong volume performance is attributed to the benefits of full year operations at the Bhatinda grinding unit commissioned last year, aided by better capacity utilisation at plants located in Chattisgarh and Tamil Nadu.

Production volumes grew in line with sales, bolstered by increased throughput from existing production lines and a progressive conversion to blended cement. The Company improved capacities at its major locations by 14% YoY, and now has a grey-cement capacity of 12.92 Mn. MT. The share of blended cement in the total volumes has also risen from 19% in FY02 to 34% in FY03.

The average realization for the full year was lower by 12%, on account of 22% fall in selling prices in the West and over 18% fall in the South, due to significant addition to capacities in these regions, and the effect of the dual sales tax regime in Tamil Nadu. Consequently, cement business margins declined from 23% to 17% in FY03. Though the impact of this was partly mitigated by a reduction in costs.

There was an increase in throughput from existing lines supported by a change in the product mix, tilting towards higher blended cement. The use of alternate fuels reduced the fuel cost by 4% and the power consumption was lower by 2 units per MT of cement. The company could also lower the freight cost by 9% due to improved logistics. Thus the concerted efforts were to reduce the cost of these three major cost drivers. The Company's capital expenditure plans aims to pare the overall cost further.

The white cement division sustained profitable growth. The division contributed to the market expansion of the sector with "Birla White" strengthening its position as the preferred Brand. The operating costs were concurrently reduced. The division has introduced various new value added products.

Sector Outlook

The outlook remains challenging despite the likely demand growth of 8%. The demand supply position is expected to be equalized by FY05 in the North and East but will take a longer time in the South and West. Therefore the prices of cement will remain under pressure during the current financial year.

Outlook for Grasim's Cement business

The company plans to build on its existing strategy to increase capital productivity, expand volumes with a change in the product mix in favour of blended cement and reduce operating costs per tonne further. The company has earmarked Rs.150 Crores in FY04 for capital investments towards completion of thermal power plant and for augmenting the capacities at various locations and improving energy conservation norms.

SPONGE IRON

	FY03	FY02	% Change
Installed capacity (TPA)	900,000	900,000	—
Production (Tonnes)	612,879	559,567	10
Sales Volume (Tonnes)	612,425	562,334	9
Net Divisional Turnover (Rs.Crores)	405.9	331.6	22
Average Realization (Rs./ Ton)	6,379	5,606	14
Operating Margins (%)	26	15	

Review of operations

It was an excellent year for the sponge iron business, as it benefited from the revival of the global steel sector, rising scrap prices and somewhat improved availability of natural gas as feedstock. The division has reported improved utilisation, higher realisation and best ever profits during the year. Enhanced efficiencies, a favourable raw material mix and tight control over costs helped in improving the profitability of the business.

The aggregate production improved by 10% to 612,879 Tonnes reflecting an impressive plant utilisation of 68% - amongst highest levels achieved in the last few years. This was possible due to higher on stream days at the plant, in turn enabled by improved availability of natural gas. Use of Naphtha as an alternative feedstock, with the softening of global prices, also facilitated higher asset utilisation. Gaining from higher production, the Division managed to improve sales volumes by 9% to 612,425 tonnes.

Importantly, the Division's average realisation is up by an impressive 14% from 5,606/Ton to Rs.6,379/Ton in FY03. The demand in the domestic market following an upturn in the steel sector and a sharp rise in global scrap prices in excess of 50% has enabled the Division to boost its realisation.

Improved asset utilisation, superior sales volumes and realization, lower manufacturing expenses and efficiency improvements, have contributed to improved business profitability. Operating margins improved from 15% in FY02 to 26% in FY03.

Sector Outlook

The outlook for the sponge iron industry remains positive. The healthy growth in steel demand globally, coupled with significantly improved prices augur well for the sponge iron industry. The Indian steel industry will further benefit from continued emphasis on infrastructure and housing.

The long-term prospects of the Gas Based Sponge Iron plants particularly, depend on the Gas Pricing policy and availability of natural gas.

Outlook for Grasim's Sponge Iron business

The outlook for the Sponge Iron business remains positive. The business will continue its focus on cost reduction and asset sweating.

TEXTILES

	FY03	FY02	% Change
FABRICS			
Production (Lac Meters)	115	163	(29)
Sales Volume (Lac Meters)	127	181	(30)
Net Turnover (Rs. Crores)	128.2	179.9	(29)
Average Realisation (Rs./Meter)	101	100	1
YARN			
Production (Tonnes)	8,310	9,203	(10)
Sales Volume (Tonnes)	7,760	7,625	2
Net Turnover (Rs. Crores)	92.2	88.3	4
Average Realisation (Rs./Kg.)	119	116	3
NET DIVISIONAL TUNOVER (Rs. Crores)	220.4	268.2	(18)
OPERATING MARGINS (%) *	(4)	(8)	—

Before Employees Separation Cost

Review of operations

The textile business showed signs of turnaround during the second half of the year, largely from the recent restructuring efforts.

The Company had sold its textile manufacturing units at Gwalior in FY02. Following the restructuring, the Company centralised fabric operations at Bhiwani and discontinued manufacturing of wool and wool blended fabrics. The operations of the business for the current year are thus not comparable with that of corresponding period of the last year.

The benefits of the restructuring began showing up in the form of reduced losses during the second half of the financial year. The main thrust of this business is towards reorientation of the product mix to high value premium and differentiated synthetic fabrics particularly in the Grasim Brand. Over the past few seasons, the Company has introduced a steady flow of differentiated new products under the Grasim and Graviera brands. Collectively, these offerings Uncrushables, Ice Touch, Finesse, Coolers, Purista, Utsav, to name a few, serve as a pool of products in its basket. They have strengthened the Divisions competitive position in the market. "Ice Touch" and "P.V. Uncrushable", the new launches sold 10.8 lac meters during the year.

Sector Outlook

Over the years, suiting fabrics market has displayed two distinct trends. A portion of the market, particularly in the urban areas, is slowly migrating from buying trouser fabrics to buying ready-made trousers. On the one hand this has contracted volumes in the over the counter trade segment, on the other hand it has opened up opportunities for selling fabric to various brands in the ready-made trouser market.

The combined impact of these developments will result in a steady decline in demand for commodity suiting fabric, an increase in the branded differentiated suiting fabric and a rather accelerated demand growth in the demand from ready made trouser makers. For the aggregate market, this would imply a modest growth in demand.

Outlook for Grasim's Textile business

With the integrated textile operations at Bhiwani from yarn to fabric under one roof, cost efficient manufacturing infrastructure and planned additional investment in processing facilities, the Division is optimistic of improving the operating margins and to turn around its operations in the current year.

FINANCIAL REVIEW AND ANALYSIS

Highlights

(Rs. in Crores)

	FY03	FY02	% Change
Gross Turnover	5,412.3	5,069.8	7
Net Turnover	4,609.2	4,371.9	5
Other Income	133.0	129.3	3
Total Expenditure	3,600.5	3,564.4	1
Operating Profit (PBIDT)	1,141.7	936.8	22
Interest	168.4	190.3	(12)
Gross Profit (PBDT)	973.3	746.5	30
Depreciation	254.1	251.7	1
Profit Before Tax and Exceptional Items	719.1	494.8	45
Exceptional Items (EI)			
- Loss on sale of shares in MRPL	(208.6)		
- Profit/(loss) on transfer of undertaking		(18.1)	
- Excess IT Provisions of earlier years written back	40.0	68.1	
- Loss on closure of Mavoor Units		(74.3)	
- Loss on sale of Textile Unit, Gwalior		(15.0)	
- Loss on sale of Assets of Textile Unit		(16.9)	
- Employees Separation Cost	(5.9)	(27.6)	
Total Exceptional Items (EI)	(174.5)	(83.8)	
Profit Before Tax	544.6	411.0	33
Provision for Current Tax	(192.0)	(56.5)	240
Profit After Current Tax	352.6	354.5	(1)
Deferred Tax	15.0	(51.5)	(129)
Net Profit after Total Tax and EI	367.6	303.0	21

NET TURNOVER

Net Turnover has increased by 5% from Rs.4,371.9 Crores to Rs.4,609.2 Crores in FY03, due to the various factors as explained earlier under Segmental Review and Analysis.

OTHER INCOME

Other Income rose by 3% from Rs.129.3 Crores to Rs.133.0 Crores in FY03, attributable to the dividend income, which is higher by Rs.23.6 Crores. This is on account of a dividend of Rs.22.6 Crores received from Larsen & Toubro Limited. The interest income is lower by Rs.15.6 Crores on account of relatively lower interest on IT refund and overall reduction in yield on investments.

OPERATING PROFIT (PBIDT)

The PBIDT is up by 22% to Rs.1,141.7 Crores as elaborated upon under Segmental Review and Analysis.

INTEREST

Interest charges declined by 12% from Rs.190.3 Crores in FY02 to Rs.168.4 Crores in FY03. This was possible due to continuing benefit of repayments/prepayments of high cost debt in earlier years. The effective working capital management and benefit of declining interest rate environment also aided in reducing the finance charges.

DEPRECIATION

Depreciation charges were marginally higher at Rs.254.1 Crores against Rs.251.7 Crores in FY02.The Company has made net addition of Rs.237 Crores to its Gross Block in FY03.

EXCEPTIONAL ITEMS

The Company has sold 15.04 Crores shares of Mangalore Refinery and Petrochemicals Limited (MRPL), being its entire holding in MRPL. The Company has incurred a loss of Rs.208.6 Crores which has been accounted for as an exceptional item. The Company has also written back Rs.40.0 Crores tax provisions of earlier years due to favourable decision in appeals.

INCOME TAX

The provision for Income Tax has more than tripled from Rs.56.5 Crores in FY02 to Rs.192.0 Crores in FY03 The increase is attributed to (a) Higher earning compared to FY02, and (b) Certain one-time deductions available in FY02.

DEFERRED TAX

There is a deferred tax credit of Rs.15.0 Crores during the current financial year due to (a) lower tax rate enacted for next financial year and (b) due to change in treatment of depreciation difference reversing in tax holiday period itself in case of units enjoying Sec. 80IA benefit under Income Tax Act, 1961, which is in accordance with Accounting Standards Interpretation (ASI) 3 issued by The Institute of Chartered Accountants of India.

NET PROFIT

The Net profit after total taxes but before exceptional items is higher by 40% from Rs.386.8 Crores in FY02 to Rs.542.1 Crores in FY03. Net profit after total taxes and exceptional items is up by 21% from Rs.303.0 Crores in FY02 to Rs.367.6 Crores in FY03. Consequently, the Earning Per Share (EPS) before exceptional items has risen from Rs.42.2 in FY02 to Rs.59.1 in FY03.

Cash Flow Analysis

	FY 2003	
	(Rs.Crs.)	%
Sources of Cash		
Cash from Operations	910.3	78
Decrease in Working Capital	57.7	5
Non-operating Cash flows	74.5	6
Increase in Debts	80.5	7
Decrease in Cash and Cash equivalent	38.2	3
	1,161.2	100
Use of Cash		
Net Increase in Investments	635.1	55
Net Capital Expenditure	265.7	23
Interest	177.7	15
Dividends	82.7	7
	1,161.2	100

Sources of Cash

Cash from Operations

Cash from Operations was higher by 11% at Rs.910.3 Crores in FY03 against Rs.818.3 Crores in FY02.

Decrease in Working Capital

Grasim has reduced its working capital in the last two years. The reduction in FY03 was Rs.57.7 Crores. The inventory was lower in VSF and the overall working capital was curtailed on account of closure of trading activities.

Non-operating Cash Flow

The non-operating cash flow includes Investment activities. The dividend income was higher but the interest income was lower on account of reduced cash flow available for Investments. The yield on Investments had also gone down due to lower interest rate scenario.

Increase in Debts

Net long-term debts increased by Rs.99.1 Crores, which included increased interest free sales tax loans of Rs.49.3 Crores. These were used for the purposes for which these were raised which include capital expenditure and long-term working capital requirements. Short-term borrowings were at Rs. 77.2 Crores. The net increase was of Rs.80.5 Crores which was 7% of total cash generated in the Company.

Uses of Cash

Net Increase in Investments

The Company made a further investment of Rs.194.6 Crores in acquiring additional 4.42% shares in Larsen and Toubro Limited (L&T) and advanced Rs.39.6 Crores to its subsidiary for acquiring 0.88% shares in L&T. It realized Rs.30.1 Crores by selling its entire holding in MRPL. The balance investments were in Liquid and Debt Schemes of Mutual funds. 55% of aggregate cash flow was used for Investments.

Net Capital Expenditure

Of the Aggregate Cash flow 23% was used for Capital Expenditure plan of the Company. The Company invested Rs.64 Crores on 23 MW Thermal Power Plant at Aditya Cement, Rs.39 Crores on de-bottlenecking for augmenting 1.55 Mn. tonne cement capacity accross all the Cement Plants.

Dividend

The Company has paid Rs.82.7 Crores as dividend to its shareholders. The outflow was 7% of the total cash utilization in the Company. For the Current Year, the Board has recommended a dividend of Rs.10 per share, entailing an outflow of Rs.103.4 Crores, including the corporate tax on dividend. This accounts for 28.1% of net profit after total taxes and exceptional items for the year.

RISK MANAGEMENT

The Company is exposed to risks from market fluctuations of foreign exchange and interest rate.

Foreign Exchange Risk

The Company's policy is to hedge its long-term foreign exchange risk as well as short-term exposures within defined parameters. Currently the Company has a small long-term foreign exchange liability of Rs.19.8 Crores, which is partially hedged. The short-term exposures are covered from time to time. The Company's aggregate exports stood at Rs.112.5 Crores and imports at Rs. 458.5 Crores in FY03. Due to the excess of imports over exports, the company has suitably hedged the differential exposure.

Interest Rate Risk

The Company is open to interest rate fluctuations on its Rupee denominated borrowings. The Company uses a judicious mix of fixed and variable rate debts within the stipulated parameters. The Company does not perceive interest rate fluctuations as a significant risk having any material impact on its profitability.

INTERNAL CONTROL SYSTEM

Management Information System (MIS) is the backbone of our control mechanism. Clearly defined roles and responsibilities down the line for all managerial positions have been institutionalised. All operating parameters are monitored and controlled: Regular internal audits and checks ensure that responsibilities are executed effectively and that the MIS is flawless among a well conceived annual planning and budgeting system.

Any material change in the business outlook is reported to the Board. Material deviations from the annual planning and budgeting are informed to the Board on a quarterly basis. An effective budgetary control on all capital expenditure ensures that actual spending is in line with the capital budget.

CONCLUSION

Grasim has posted an excellent performance during this financial year. Its inherent strength, strong fundamentals, overall improvement in cost efficiencies, effective financial management, restructuring of businesses, aided by an expected improvement in cement sector bodes well for the company and its defined vision for delivering superior value for all stake holders.

CAUTIONARY STATEMENT

Statement in this "Management Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied: Important factors that could make a difference to the company's operations include global and Indian demand supply conditions, finished goods prices, feed stock availability and prices, cyclical demand and pricing in the company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries with which the company conducts businesses and other factors such as litigation and labour negotiations.

REPORT ON CORPORATE GOVERNANCE

CORPORATE GOVERNANCE: OUR PHILOSOPHY

Corporate Governance is about directing and controlling the company with the overriding objective of optimizing return for stakeholders. A good governance process aims to achieve this by providing long-term visibility of its businesses, ensuring effective relationship with stakeholders, establishing systems that help the Board in understanding risk appetite and monitoring risk at every stage of the corporate's evolution process. The corporate governance is not a matter of form, but of substance. It is an article of faith and should be integral to core values of the corporate.

At the Aditya Birla Group, we firmly believe that a good governance is critical in sustaining corporate development, improving access to capital, increasing productivity and competitiveness. The quality of our governance process and disclosure practices stand testimony to our belief. We will remain committed to the adoption of best possible governance practices towards discharging our fiduciary responsibilities and protecting minority shareholder rights, at all times even in the future.

In line with this overall context, *Grasim Industries Limited*, a member of the Aditya Birla Group, has been striving for excellence through adoption of best governance and disclosure practices over the last few years. The Company has been making significant disclosures on its Board of Directors and the management, business performance and outlook, significant risks and protective measures taken by the Company.

Your Company has continued the practice even during the year and has benchmarked its practices with the recommendations of the SEBI Committee on Corporate Governance, as highlighted in this report.

Compliance with the SEBI Code on Corporate Governance

1. The Board should have an optimum combination of Executive and Non-executive Directors and at least 50% of the Board should comprise of Non-executive Directors. Further, at least one-third of the Board should comprise of independent Directors where Chairman is non-executive and at least half of the Board should be independent in case of an executive Chairman.

   The Board of the Company consists of 10 directors, including 3 Non-Executive Directors and 6 Independent Directors. Of this, one of the Director is a nominee representing Life Insurance Corporation of India, an Investor. The Non-Executive and Independent Directors together account for 90% of the Board.

	Executive / Non-Executive/ Independent	No. of Outside Directorship(s) held		No. of Outside Committee Positions Held	
		Public	Private	Member	Chairman
Mr. Kumar Mangalam Birla	Non-Executive	9	5	—	—
Mrs. Rajashree Birla	Non-Executive	5	6	—	—
Mr. M C Bagrodia[2]	Non-Executive	9	—	3	2
Mr. V Venkateswarlu[3]	Independent	1	1	—	—
Mr. Y P Gupta[4]	Independent	5	—	7	1
Mr. R C Bhargava	Independent	6	1	6	—
Mr. Cyril Shroff	Independent	6	—	3	—
Mr. S G Subrahmanyan	Independent	2	—	1	—
Mr. B V Bhargava	Independent	8	—	1	4
Mr. M L Apte	Independent	9	2	3	—
Mr. Shailendra K Jain	Whole-time Director	3	—	—	—

1 *Independent director, as defined in Clause 49 of the Listing Agreement, is one, who apart from receiving Director's remuneration, does not have any other material pecuniary relationship or transactions with the Company, its promoters, management or its subsidiaries, which in judgement of the Board may affect independence of judgement of the Director.*

2 *Employee of another company of the Aditya Birla Group*

3 *Nomination withdrawn by Industrial Development Bank of India w.e.f. 10th February, 2003*

4 *Nominee of Life Insurance Corporation of India (LIC), an Investor*

2. The Board should set up a committee under the chairmanship of a Non-executive/Independent Director to specifically look into shareholder issues including share transfer and redressing of shareholder complaints.

   The Company has a " Shareholders Grievance / Allotment & Transfer Committee" at the Board level to look into various issues relating to Investors Grievances including non-receipt of dividend, annual report, shares after transfer as well as delays in transfer of shares etc.

   The composition of the Committee is as follows:

   - Mr. Cyril Shroff, Chairman
   - Mr. S G Subrahmanyan, Member
   - Mr. Y P Gupta, Member

   Mr. Ashok Malu, Company Secretary, acts as Secretary to the Committee.

3. To expedite the process of share transfers, the Board should delegate the power of share transfer to an officer or a committee or to the registrar and share transfer agents. The delegated authority should attend to share transfer formalities at least once in a fortnight.

   The Company's shares are compulsorily traded in the dematerialised form and have to be delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, officers of the Company have been authorised to approve transfers of up to 5000 shares under one transfer deed and one Director jointly with 2 officers have been authorised to approve transfers of more than 5000 shares under one transfer deed.

   The Board has designated Mr. Ashok Malu, Company Secretary, as Compliance Officer.

   Details of complaints received, number of shares transferred during the year as well as time taken for effecting transfers are highlighted in the "Shareholder Information" section of the Annual Report

4. The Corporate Governance Section of the Annual Report should make disclosures on remuneration paid to directors in all forms including salary, benefits, bonuses, stock options, pension and other fixed as well as performance linked incentives paid to the Directors.

   Details of the remuneration paid to the Non- Executive and Independent Directors have been detailed in Para 5 below.

5. The Board meetings should be held at least four times in a year, with a maximum time gap of four months between any two meetings and all information recommended by the SEBI Committee should be placed at the Board.

   The Board met 6 times during the past year and agenda papers were circulated well in advance of each meeting of the Board of Directors. The Company placed before the Board, the working of all units and statements containing the status of the various matters pursuant to Corporate Governance practices, as required by Clause 49 of the Stock Exchange Listing Agreement.

   The information periodically placed before the Board whenever applicable and materially significant includes :–

   - annual operating plans and budgets and any updates
   - capital budgets and any updates
   - quarterly Results for the company and its operating divisions or business segments
   - minutes of meetings of Audit Committee and other Committees of the Board
   - information on recruitment and remuneration of senior officers just below the board level
   - show Cause, demand, prosecution notices and penalty notices which are materially important
   - fatal or serious accidents, dangerous occurrences, any material effluent or pollution problems
   - any material default in financial obligations to and by the Company, or substantial non-payment for goods sold by the Company
   - any issue, which involves possible public or product liability claims of a substantial nature
   - details of any joint venture or collaboration agreement
   - transactions that involve substantial payment towards goodwill, brand equity or intellectual property.
   - significant labour problems and their proposed solutions. Any significant development in Human Resources / Industrial relations front like signing of wage agreement, implementation of Voluntary Retirement Scheme etc.
   - sale of material nature, of investments, subsidiaries, assets, which is not in normal course of business
   - quarterly details of foreign exchange exposures and the steps taken by management to limit the risks of adverse exchange rate movement, if material
   - non-compliance of any regulatory, statutory nature or listing requirements and shareholders service such as non-payment of dividend delay in share transfer etc.
   - details of investment of surplus funds
   - working of the subsidiary companies

Date of Board Meeting	City	No. of Directors Present
2nd May, 2002	*Mumbai*	9
25th July, 2002	*Mumbai*	8
1st August, 2002	*Mumbai*	9
13th October, 2002	*Mumbai*	10
25th October, 2002	*Mumbai*	9
27th January, 2003	*Mumbai*	9

Directors' interests in the Company and Attendance Record

A. Non-Executive Directors:

	Relationship with Other Directors	Commission	Sitting Fees Paid	No. of Board Meetings		Attended Last AGM@
		(Rs.)	(Rs.)	Held	Attended	
Mr. Kumar Mangalam Birla	Son of Mrs. Rajashree Birla	96,62,000	30,000	6	6	No#
Mrs. Rajashree Birla	Mother of Mr. Kumar Mangalam Birla	3,22,000	20,000	6	4	No
Mr. M C Bagrodia	—	5,56,000	30,000	6	6	No
Mr. V Venkateswarlu [1]	—	2,42,000	15,000	6*	3	No
Mr. Y P Gupta	—	5,07,000	30,000	6	6	Yes
Mr. R C Bhargava	—	8,05,000	30,000	6	6	Yes
Mr. Cyril Shroff	—	81,000	5,000	6	1	No
Mr. S G Subrahmanyan	—	13,03,000	30,000	6	6	Yes
Mr. B V Bhargava	—	8,78,000	30,000	6	6	Yes
Mr. M L Apte	—	6,44,000	20,000	6	4	No

Note:

1. *Nomination withdrawn by IDBI w.e.f. 10th February, 2003*
2. *No Director is related to any other Directors on the Board, except for Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla, who are Son & Mother respectively*
3. *The Company has a policy of not advancing any loans and paying commission on profits to its Directors and hence is not highlighted separately.*

* *No. of Board Meeting held prior to withdrawal of his nomination by IDBI.*

@ *Annual General Meeting (AGM) held at the Registered Office at Nagda, Madhya Pradesh on 3rd August, 2002*

\# *Chairman addressed the shareholders live using web cast technology.*

B. Whole-Time Director:

Whole-time Director	*Relationship* with other Directors	*Business relation ship with the Company if any*	*Remuneration paid during 2002-2003*			
			All elements of remuneration package i.e. salary, benefits, bonus pension etc. paid during the year	*Fixed component & performance linked incentives, along with performance crietria*	*Service contracts, notice period severance fee*	*Stock option details if any*
Mr. Shailendra K. Jain	—	Whole-time Director	Rs. 1,00,93,479/-	Ref. Note (a)	Ref. Note (b)	Ref. Note (c)

a) *Performance Bonus is linked to the achievement of targets to be decided by the Board or Committee thereof. Mr. Shailendra K. Jain was paid a sum of Rs.15,67,625/- for the current financial year and an additional sum of Rs. 19,809/- was paid towards Long Term Incentive Compensation pertaining to the previous year.*

b) *The appointment is subject to termination by three months notice in writing on either side. Mr. Jain was appointed to the Board w.e.f 1st November 2001 and the appointment is valid up to 30th November 2003.*

c) *The Company does not have any scheme for grant of stock options to its Directors or Employees.*

6. As a part of disclosures related to management, in addition to the Directors' Report, Management's Discussion and Analysis should form part of the Annual Report.

   Management's Discussion and Analysis forms part of the Annual Report.

7. All company related information like quarterly results, presentation made by companies to analysts may be put on the Company's web-site or may be sent in such a form so as to enable the stock exchange on which the company is listed to put it on its own web-site.

   The Company makes presentation to institutional investors and equity analysts on a half yearly basis. Copies of the Press Release and Presentations are made available on the websites of the Company (www.grasim.com) as well as the Aditya Birla Group (www.adityabirla.com).

8. There should be a separate section on Corporate Governance in the Annual Report, with details on the level of compliance by the Company. Non-compliance of any mandatory recommendation with reasons thereof and the extent to which the non-mandatory recommendations have been adopted should be specifically highlighted.

   A separate section on Corporate Governance forms part of the Annual Report of Grasim. Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in clause 49 of the listing agreement of the Stock Exchanges in India forms part of this report.

9. The Non-Executive Chairman of the Company should be entitled to maintain a office at the Company's expense and also allowed reimbursement of expenses incurred in performance of his duties. This will enable him to discharge the responsibilities effectively *(This is a non-mandatory recommendation).*

   The Corporate Office of the Company supports the Chairman in discharging the responsibilities, as the Chairman does not have a separate office in the Company.

10. A qualified and an independent "Audit Committee" should be set up at the Board level as it would go a long way in enhancing credibility of the financial disclosures and promoting transparency.

    Grasim has an Audit Committee at the Board level and consists of three Independent Directors. The details of its composition are as follows:

    - *Mr. B V Bhargava, Chairman*
    - *Mr. R C Bhargava, Member*
    - *Mr. M L Apte, Member*

    During the year under review, the Audit Committee of the Board met 5 times to deliberate on various matters.

    Mr. D D Rathi, CFO, is Permanent Invitee to the Audit Committee. Mr. Ashok Malu, Company Secretary, acts as the Secretary of the Committee. Statutory and Internal Auditors attend the Audit Committee Meetings as per the requirement of the law.

11. The Board should set up a "Remuneration Committee" to determine on their behalf and on behalf of the shareholders with agreed terms of reference, the company's policy on specific remuneration packages for executive directors including pension rights and any compensation payment. (This is a non-mandatory recommendation).

    Grasim does not have a Remuneration Committee. The Board determines the remuneration of the Whole-time Director.

12. No Director should be a member in more than 10 committees or act as chairman of more than five committees across all companies in which he/she is a Director. Furthermore, it should be a mandatory requirement for every Director to inform the company about the committee positions he occupies in other companies and changes on an annual basis.

    None of the Directors of the Company is a member of more than 10 committees or Chairman / Chairperson of more than 5 committees across all companies in which he / she is a Director.

13. The Company should provide a brief resume, expertise in specific functional areas and names of companies, in which he/she holds Directorship and the membership of Committees of the Board, while appointing a new Director or re-appointing an existing Director. These should form part of notice to shareholders.

    Relevant details form part of the explanatory statement of the Notice of the Annual General Meeting, annexed to this report.

14. Disclosures to be made to the Board by the management relating to all material, financial and commercial transactions, where they have personal interest, that may have a potential conflict with the interest of the company at large. These include dealing in company shares, commercial dealings with bodies, which have shareholding of management and their relatives, etc.

    Transactions with the related parties are disclosed in Note No. 17 of Part B of Schedule 22 to the Accounts in the Annual Report.

15. The half-yearly declaration of financial performance including summary of the significant events in last six-months, should be sent to each household of shareholders. (This is a non-mandatory recommendation).

    The Company sends a detailed "Performance Update" consisting of financial performance as well as Management Discussion and Analysis Report on a half yearly basis. The Company initiated the process in 2000 and continued the practice even during the year.

16. The financial institutions should, under normal circumstances, have no direct role in the decision making of the Board of the Company. They should not have nominees on the Board, merely by virtue of their financial exposure in the company. There is however a ground for the term lending financial institutions to have nominees on the Boards of the borrower companies, to protect their interests as creditors. In such cases, the nominee directors should take an active interest in the activities of the Board and assume equal responsibility, as any other director on the Board.

    Not a Company level issue.

    At present, the Board has one nominee director, representing an investor. Details of the nominee director is as follows:

    - Mr. *Y P Gupta, a nominee of Life Insurance Corporation of India (LIC) – an Investor*

OTHER DISCLOSURES RECOMMENDED BY THE SEBI COMMITTEE

1. Details of Annual General Meetings

   1.1. Location and time, where last three AGMs held

Year	Type	Location	Date	Time
1999-2000	AGM	Registered Office, Birlagram, Nagda, M.P	15.07.00	11.00 a.m.
2000-2001	EOGM	Registered Office, Birlagram, Nagda, M.P	27.01.01	11.00 a.m.
2000-2001	AGM	Registered Office, Birlagram, Nagda, M.P	30.06.01	11.30 a.m.
2001-2002	AGM	Registered Office, Birlagram, Nagda M P	03.08.02	11.30 a.m.

   1.2. Whether special resolutions were put through postal ballot last year?

   No.

   1.3. Are votes proposed to be conducted through postal ballot this year?

   No.

2. Disclosures on materially significant related party transactions of material nature, with its Promoters, the Directors or the management, their subsidiaries or relatives etc. that may have potential conflict with the interests of company at large.

None. Schedule 22 of the Annual Accounts contains the list of related party transactions as required by the Accounting Standard (AS) 18 on 'Related Party Disclosures' issued by the Institute of Chartered Accountants of India (ICAI).

3. Details of non-compliance by the Company, penalties, strictures imposed on the company by Stock Exchange or SEBI or any statutory authority, on any matter related to capital markets, during the last three years.

None

4. Means of communication

4.1 Half-yearly report sent to each household of shareholders	Yes
4.2 Quarterly results	
4.2.1. Which newspapers normally published in	*Business Standard (All Editions), The Economic Times (Mumbai Edition), Financial Express (Mumbai Edition) and Nai Dunia, Indore (Hindi)*
4.2.2. Any website, where displayed	www.grasim.com www.adityabirla.com
4.3. Whether the Company Website displays	
4.3.1. All official news releases	Yes
4.3.2. Presentation made to Institutional Investors/Analysts	Yes
4.4. Whether MD&A is a part of Annual Report	Yes
4.5. Whether Shareholder Information section forms part of the Annual Report	Yes

SOCIAL REPORT

BEYOND BUSINESS – REACHING OUT TO COMMUNITIES : MAKING A DIFFERENCE

We have always looked beyond the traditional spheres of influence and addressed the larger issues facing people around our Plants and beyond. Our Social Projects are carried out under the aegis of the "Aditya Birla Centre for Community Initiatives and Rural Development", which is spearheaded by Mrs. Rajashree Birla, your Director. The Centre provides the strategic direction and the thrust areas for our work, ensuring performance management as well.

Your Company views its social responsibility very seriously, far transcending mere cheque-book philanthropy. Corporate Social Responsibility is accorded as much importance as business projects. Therefore, your Company's social vision forms an integral part of the business vision. Your Company has a One Year Plan and a 3-Year Rolling Plan, which meshes with the business plans.

Our vision is **"To actively contribute to the social and economic development of the communities in which we operate and beyond. In so doing build a better, sustainable way of life for the weaker sections of society and raise the country's human development index".**

Our Focus Areas :

Our focus areas are : health care, inclusive of mother and child care; education; self-reliance through the engine of sustainable livelihood, also encompassing agricultural and water-shed development activities and women empowerment processes, infrastructure support and espousing social causes.

The Project Identification Mechanism :

Along with the villagers, your Company assesses their unfulfilled basic needs, which are then discussed with the village Panchayats. Based on a consensus, we prioritise them and thus projects evolve.

We reach out annually to 3 lac people, of whom a majority live below the poverty line. To provide focused service, this year, we have narrowed in on 254 villages, in proximity to our Plants at Nagda, Jawad, Raipur in Madhya Pradesh, Bhiwani in Haryana, Kharia Khangar and Shambhupura in Rajashthan, Harihar and Malkhed in Karnataka, Kharach in Gujarat, Raigad (Salav) and Hotgi in Maharashtra, Bhatinda in Punjab and Reddipalayam in Tamil Nadu.

Health Care

To provide health care to villagers, we organise Medical Camps. In 500 Medical Camps conducted by us, over 46,000 villagers were given a health check-up. People afflicted with various ailments ranging from polio, to leprosy, to tuberculosis, to cardiovascular problems, to blood-related issues, to visual and physical impairment, come to the Camps. Patients who cannot be treated at the Camps are taken to the Company's hospitals, wherever feasible, and cared for.

In collaboration with the District Health Authorities, our teams helped immunise 17,352 children. At the Cataract Operation Camps, 5000 patients were examined and 900 senior citizens were operated upon. In artificial limbs fitment camps, conducted at Harihar, Nagda and Kharia Khangar, 130 physically impaired persons were provided with artificial supports and 119 patients were operated upon for reconstructive surgery. At our hospitals at Nagda, Ujjain and other plants, more than 200,000 villagers were treated in the out-patient department. Medical care was also provided for major and minor operations and child-birth. A majority of the patients who come to our hospitals belong to families below the poverty line, therefore they are treated free of cost.

Over 262 tuberculosis afflicted patients are treated at Khor in Madhya Pradesh by Vikram Cement. In addition, we have mobile ambulances plying in the interiors of Nagda, Reddiyapalam, Kharia Khangar and Salav. Nearly 30,000 patients take advantage of these mobile health clinics.

In the last two years, we have revved up our efforts to stem the population tide. A holistic Mother and Child Health Care Project, launched at Nagda, Harihar, Kharia Khangar, Malkhed, Shampbhupura, Javed and Salav, encompassing more than 200 villages, has met with success. As a result over 3700 couples have taken to planned families. Alongside, AIDS Awareness programmes are in full-swing.

"I would like to share with you what have been our key learnings.

- *Firstly : Integration of the social vision into the business vision has been very useful as it has given a tremendous focus to this activity.*
- *Secondly : Having a One-Year Plan and a Three-Year Rolling Plan on community projects, with milestones and measurable targets has enabled us to factor accountability and performance management into our Projects.*
- *Thirdly : Having our Projects audited by reputed external agencies, who measure it on qualitative and quantitative parameters, has aided us in gauging the effectiveness of our work and provided excellent inputs into what more needs to be done and the way, going forward.*
- *Fourthly : The Government has in their 5-Year Plans, special funds earmarked for human development and we recourse to many of them. Working as catalysts and networking with the Government and other like-minded bodies has been both useful and fulfilling."*

Mrs. Rajashree Birla

Spreading Literacy

Deep in the interiors, endeavouring to raise the literacy level is indeed a challenge. We promote adult education, balwadis, pre-primary centers, non-formal and remedial centers, besides helping schools run by the District authorities. Over 600 children learn in Balwadis run by our teams at different locations. Our intervention has helped significantly the drop-out rate.

Interestingly, at Kharach, employees have volunteered to mentor school children. Thus 40 employee families have adopted a little over a 100 children. They spend their personal time taking up the studies with these children during weekends and in their after-office hours, besides guiding them.

To stoke the spirit of patriotism, at Kharach the team has started a Quiz Programme, called the Swaraj Quiz, in three talukas. The winners are sent to witness the Republic Day Parade in New Delhi. The Jeevan Utkash Shabir and the Pragnya Shabirs, which are basically residential camps for character building and intensive coaching for promising students of SSC and HSC, have generated tremendous response in the communities surrounding our plants.

Towards sustainable livelihood

To empower women to attain financial independence, we support the formation of Self Help Groups. As a first step in this direction, we hone their skills through extensive training in different vocations that will provide them with a steady source of income. We have helped provide training to 1,120 marginalised ladies and have been successful in motivating them to form Self-Help Groups. They have been tutored in agarbatti making, mushroom cultivation, blanket weaving, knitting and earthworm cultivation, besides tailoring and embroidery. Collectively, we have set up 56 Sewing and Embroidery Training Centres in different villages. A large number of sewing machines have also been donated by us. In recognition of the exemplary work done by our Harihar Pulp and Fibre Plant, the Government has named it as the "Nodal Agency of the District for Self-Help Group Activities".

At Reddiyapalam, women make chalk, phenyl and soap oil. To make their enterprise sustainable, we also help them market their products. At the Sahyog Papad Project at Shambhupura in Rajasthan, during the year 16400 kilograms of papad were produced. The Gokul Dairy Project at Aditya Nagar in Shampura also has met with tremendous success. The entire output is marketed locally. This year, nearly 82,000 litres of milk has been processed and sold, generating a revenue of Rs.31 lacs for the milk vendors.

Likewise, Dairy Development at Nagda has gained a tremendous momentum. Here the team procures quality milk cattle for the villagers and supports them with forward marketing activities. At Nagda, 18 Milk Centres have sprung up, supplemented with a full fledged dairy. This provides an additional income to 1800 people at Nagda.

To aid the performance of the farmers and their farmlands, farmer-training programmes are conducted. Farmers are exposed to best in class agricultural practices actually using demonstration plots. To enable shore up their earnings they are taught inter-cropping as well. To increase the productivity of the farm through the seed multiplication programme, high yield variety of paddy and mustard besides mango seeds are provided to progressive farmers who are willing to experiment. We also support them with irrigation facilities.

As Nagda is prone to acute water shortages, over the years we have built four dams on the River Chambal, which together hold 803 mcft of water. To sustain the system, maintain the structures and clear drainage lines, a huge investment has to be made annually. Even as the water is necessary for our own operations, almost 25 per cent of the water stored, is used by farmers and the communities living in the Nagda Mandi, the Khachrod township and the railways. At Salav too, we supply water to over 30 villages through our pipelines.

Garnering Development Aid

For the year 2002/2003, we mobilised Rs.399 lacs, through different development programmes, apart from our own contribution.

Going Forward

Going forward, development of model villages in a phased manner underpins our strategy. All of your Companies plants are committed to developing 56 model villages,

Making of a model village entails ensuring self-reliance in all aspects – viz., education, health-care, family welfare, infrastructure, agriculture and water shed management, and working towards sustainable livelihood patterns. Fundamentally, ensuring that their development reaches a stage wherein village Committees take over the complete responsibility for the progress of the village and our teams become dispensable.

In a four-year time-frame we expect to see a changed face of these 56 villages. From abject poverty to meeting the necessities of life. From dependence to freedom. From backwardness to progress – in more ways than one.

Towards sustainable livelihood – villagers received coconut sampling – Harihar



A Women – empowerment training session – Malkhed





Igniting the spark of knowledge in children at Gummudipondi (Tamilnadu)



At a Balwadi in Nagda, pre-schoolers take their first steps on the stairway to education

ENVIRONMENT REPORT

Green at Heart

We are committed to sustainable development. For us, this goes far beyond pollution prevention and tinkering with environmental stipulations that are regulatory. It is an integral part of our philosophy. Hence, environment considerations are always factored in our decision-making processes.

At all of our Company's Plants at Nagda, Jawad and Raipur in Madhya Pradesh, Bhiwani in Haryana, Kharia Khangar and Shambhupura in Rajasthan, Harihar and Malkhed in Karnataka, Kharach in Gujarat, Raigad, (Salav) and Hotgi in Maharashtra, Bhatinda in Punjab and Reddipalayam in Tamil Nadu, environment protection is a priority.

Barring Bhiwani Textile Mills, all Plants are ISO 14001 Environment Management Systems Certified. We expect to attain ISO 14001 authentication at Bhiwani Textiles Mills soon.

We relentlessly pursue the development of cleaner production processes that inherently reduce pollution levels and require fewer resources. To help us gauge and benchmark our environment management systems, we engage external parties in environmental auditing. For instance, KPMG Peat Marwick and the State Pollution Control Board certified auditors, conduct periodic audits at our Units. Alongside, trained environmental systems auditors also run regular checks. These reports validate our commitment to environment protection.

In recognition of our contribution towards environmental protection, the Indo German Green Tech Gold Award for Environmental Excellence, the Indira Gandhi Memorial National Award for Best Environmental and Ecological Implementation, the CII – Inter Industry Industrial Safety Health and Environment Management Award, Western Region and the ICMA Award for Excellence in Management of Health / Safety / Environment have been conferred upon our Viscose Staple Fibre Plant at Nagda.

The Government of India's Ministry of Petroleum and Natural Gas have bestowed the Petroleum Conservation Research Association's (PCRA) Award upon our Viscose Staple Fibre Plant in Nagda as well. We are delighted to inform you that Viscose Staple Fibre produced by our Company is OEKO-TEX-100 Certified by The British Textile Techno Group, Manchester, UK validating the fact that our fibre is environment friendly and does not contain any harmful substance.

Automated Industrial Effluent Treatment Plants are in operation at the locations. At full-fledged sophisticated laboratories, the quality of effluents, water and air emissions is tested and monitored ongoingly. Most of the treated effluent is re-cycled. To dispose waste including industrial and domestic effluents, sludge driers at the effluent treatment plant have been installed. They facilitate incineration in the boilers themselves.

The sludge that emerges out of the manufacturing process serves as a nutrient for the foliage that carpets and encircles the plants.

At Kharach, we have opted for vermi-compositing technique for converting the treated effluent usefully into manure for agricultural purposes.

We believe increased energy efficiency has the maximum potential in the move towards sustainable development.



Staple Fibre Plant at Nagda

We have recoursed to a number of innovative ways to ensure energy conservation and re-cycling of wastes generated at the cement plants too. Among these are

- desilting of the mines water generated from strata seepage and re-cycling it for industrial cooling, spraying in the mines and plant for dust suppression.
- fine iron particles generated in the slag grinding process are segregated from slag, and sold as scrap.
- Utilization of every single KCAL of heat emanating from oil soaked cotton waste by burning the same in the kiln pyro-system. Collection of oil from the water used for washing the mining equipment by installing oil separators. The oil so collected is subsequently put to use in the pre-calciner vessel.
- Fly Ash which is a waste generated in the running of our Thermal Power Plants is being utilized as a resource in the manufacturing of Portland Pozzolone Cement (PPC).
- to prevent dust particles from being released in the environment, highly efficient electro-static precipitators in major stacks and high efficiency bag filters in minor stacks have been installed. The water sprinkling arrangement also arrests the spread of dust in the environment. Side-by-side, trees act as a barrier to the minimal dust that escapes into the air. In addition, uniquely designed dust curtains made from scrap conveyor belts are used in drop chutes. Having a bucket elevator in the raw mill, kiln feed and cement transportation instead of a pneumatic conveyor has helped lower the overall power consumption by approximately 4 units per ton of cement.

Among the cement plants, Rajashree Cement has also been the recipient of the prestigious Green Tech Environmental Excellence Award. Vikram Cement has been honoured with the MP State Annual Award for Environmental Excellence.

Our cement plant in Reddipalayam (Tamil Nadu), has been built as a model cement plant. The entire plant is controlled by computer based distributed control systems. The system also monitors and manages the in-process thermal energy, electrical energy and pollution control equipment.

Our Sponge Iron Plant at Salav, is based on the latest technology with in-built pollution environmental conservation systems. It barely generates liquid effluents as the bulk of the water goes into a re-circulation mechanism. The Supa Flow system ensures the separation of solids from the effluents. As natural gas is the prime source of energy, and is free of sulphur, the few gases that are released from the stacks are non-polluting. In addition, dry bag filters and wet scrubbers ensure a dust free environment.

While investing heavily in eco-efficiency, we continue to inculcate a mindset with a bias towards sustainable development, among our employees. Our drive towards afforestation is a movement. Nowhere in any of our Plants is the land barren. All of our people are engaged in rooting saplings, which bloom and drape our Plants in greenery, interspersed with the blossom of a thousand flowers.

Environment Policy

We are committed to conserve and protect the environment through continual improvement and participation of all employees.

It shall be our endeavour to

- Monitor, control and upgrade technology to prevent pollution and conserve resources.
- Comply with environmental legislation and regulations while striving for minimizing the impact of our activities on air, water and land.
- Create awareness among all employees and associates to pursue work in a manner, which promotes clean and green environment.

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : August 2, 2003 at 11.30 a.m.
   - Venue : Grasim Staff Club
     Registered Office, Birlagram-456 331
     Nagda, (Madhya Pradesh)

2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2003 : End July 2003
   - Financial reporting for the half year ending September 30, 2003 : End October 2003
   - Financial reporting for the quarter ending December 31, 2003 : End January 2004
   - Financial reporting for the year ending March 31, 2004 : End April / May 2004
   - Annual General Meeting for the year ended March 31, 2004 : End July/August 2004

3. Dates of Book Closure : July 16, 2003 to August 2, 2003 (Both days inclusive)

4. Dividend Payment Date : On or after August 2, 2003

5. Registered Office & Share Department : Birlagram – 456331
   Nagda, Madhya Pradesh
   Tel: (07366) 246760-246766
   Fax: (07366) 244114/246024
   E-Mail: shares@adityabirla.com
   Web: www.grasim.com / www.adityabirla.com

6. (a) Listing Details

Equity Shares	Global Depository Receipts (GDRs)	Non-Convertible Debentures
1. The Stock Exchange Ahmedabad** Kamadhenu Complex, Near Polytechnic, Panjara Pole, Ahmedabad - 380 015 2. Bangalore Stock Exchange Ltd.,* Stock Exchange Tower, 51 - 1st Cross, J.C. Road, Bangalore - 560 027 3. The Calcutta Stock Exchange Assn. Ltd.,*** 7, Lyons Range, Kolkata - 700 001	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg	National Stock Exchange of India Limited, "Exchange Plaza" Bandra-Kurla Complex Bandra (E), Mumbai 400051
4. Cochin Stock Exchange Ltd.,** Veekshanam Road, Post Box No.3529, Ernakulam, Cochin - 682 035 5. Madras Stock Exchange Ltd.,** Stock Exchange Building, 11, Second Line Beach, Post Box No.183, Chennai - 600 001 6. Madhya Pradesh Stock Exchange,*** 201 Palika Plaza II, M.T.H. Compound, Indore – 452 001 7. The Stock Exchange, Mumbai Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai - 400 023		
8. National Stock Exchange of India Limited "Exchange Plaza" Bandra-Kurla Complex Bandra (East), Mumbai 400051 9. The Delhi Stock Exchange Assn. Ltd.,*** DSE House, 3-1, Asaf Ali Road, New Delhi - 110 002.		

Note: Listing fees for the year 2003-04 has been paid to the respective Indian Stock Exchanges. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2003.

* *Delisted w.e.f. 19.05.03*

** *Applied for delisting on these Stock Exchanges*

*** *Shareholders approval being sought for delisting on these Stock Exchanges*

6. (b) Overseas Depository for GDRs

Citibank N.A
Depository Receipts
111, Wall Street, 21st Floor
NEW YORK, NY – 10043
Tel.: 1-212-657-8782
Fax: 1-212-825-2029

6. (c) Domestic Custodian of GDRs
Custody Services

Citi Bank N.A.
77 Ramnord House,
Dr. Annie Besant Road, Worli
Mumbai 400025
Tel.: 91-22-24944167, 24949275
Fax: 91-22-24937620

7. Stock Code :

	Reuters	Bloomberg
Bombay Stock Exchange	GRAS.BO	GRASIM IN
National Stock Exchange	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRASq.L	GRSD LI

8. Stock Price Data:

Period	*Bombay Stock Exchange*				*National Stock Exchange*				*Luxembourg Stock Exchange*		
	High	*Low (In Rs.)*	*Close*	*Av. Volume (In Nos)*	*High*	*Low (In Rs.)*	*Close*	*Av. Volume (In Nos)*	*Max*	*Min (In US$)*	*Close*
Apr-02	299.3	281.1	289.1	57,345	299.0	282.0	286.1	60,529	6.1	6.0	6.1
May-02	345.2	286.2	294.2	109,842	346.3	286.0	294.4	118,921	6.8	6.1	6.6
Jun-02	327.5	295.5	316.8	29,161	327.9	295.1	316.6	54,932	6.6	6.6	6.6
Jul-02	359.3	290.0	310.2	83,801	349.9	300.5	310.5	90,833	6.8	6.4	6.4
Aug-02	325.0	287.0	313.2	60,378	324.3	302.6	314.8	49,990	6.6	6.1	6.6
Sep-02	324.4	305.0	309.4	31,639	324.9	303.1	309.5	31,967	6.8	6.4	6.6
Oct-02	318.5	294.4	302.0	58,513	320.0	294.3	302.5	67,464	6.8	6.5	6.5
Nov-02	322.5	285.0	286.7	61,215	322.0	285.0	286.7	92,978	6.9	6.4	6.4
Dec-02	317.0	280.0	315.3	74,544	317.5	276.0	314.9	127,454	6.6	6.1	6.1
Jan-03	337.0	306.1	324.9	58,443	340.0	301.0	325.4	83,494	6.9	6.5	6.9
Feb-03	362.5	325.1	349.6	85,422	361.4	325.0	351.0	140,963	7.4	6.9	7.4
Mar-03	351.5	326.0	330.7	34,711	349.5	325.0	330.4	64,360	7.4	6.8	6.9

9. Stock Performance


Indexed Stock Performance
130
120
110
100
90
80
70
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Sensex
Nifty
Grasim

10. Stock Performance over the past few years:

(In %)	1 Year	3 Year	5 Years
GRASIM	14.5	8.9	5.6
Sensex	(-) 12.1	(-) 39.0	(-) 21.7
Nifty	(-) 13.4	(-) 36.0	(-) 12.4

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer is done by the Share Department Registered with SEBI as Category II - Share Transfer Agent vide Registration No. INR 000003688 Valid upto 30.06.2004.

Share Department
Grasim Industries Limited
PO Birlagram 456331, Nagda, Madhya Pradesh
Tel: (07366) 246760-246766
Fax: (07366) 244114/246024
E-Mail: shares@adityabirla.com

12. Share Transfer System :
Share transfers in physical form are registered and returned within a period of 15 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 5000 shares in physical form under one transfer deed and one Director jointly with two Officers have been authorized to approve the transfers exceeding 5000 shares under one transfer deed.

Transfer Period	2002-03			2001-02		
(in days)	No. of transfers	No. of shares	%	No. of transfers	No. of shares	%
1-15	6130	385857	95.3	6859	480285	89.5
16-20	311	16844	4.2	239	26665	5.0
21-30	61	2041	0.5	85	29390	5.5
Total	6502	404742	100.0	7183	536340	100.0

13. Investor Services :
Complaints received during the year

Nature of Complaints	2002-03		2001-02	
	Received	Cleared	Received	Cleared
Relating to Transfer, Transmission,Dividend, Interest, Demat & Remat and Change of address	57	57	100	100
Others	1	1	2	2
Total	58	58	102	102

Legal proceedings on share transfer issues, if any : There are no major legal proceedings relating to transfer of shares.

14. Distribution of Shareholding as on 31st March:

No. of equity shares held	2003				2002			
	No. of share holders	% of share holders	No. of Shares held	% Share holding	No. of share holders	% of share holders	No. of Shares held	% Share holding
1-100	21,0863	87.0	6,498,172	7.1	230,109	87.3	7,072,476	7.7
101-200	16,898	7.0	2,416,767	2.6	17,925	6.8	2,570,389	2.8
201-500	9,876	4.1	3,055,397	3.3	10,533	4.0	3,282,341	3.6
501-1000	2,745	1.1	1,902,832	2.1	2,919	1.1	2,040,991	2.2
1001-5000	1,545	0.6	3,004,264	3.3	1,619	0.6	3,242,909	3.6
5001-10000	148	0.1	1,074,813	1.2	160	0.1	1,129,746	1.2
10001 & above	284	0.1	73,717,440	80.4	284	0.1	72,330,833	78.9
Total	242,359	100.0	91,669,685	100.0	263,549	100.0	91,669,685	100.0

15. Categories of Shareholding as on 31st March:

Category	2003				2002			
	No. of share holders	% of share holders	No. of Shares held	% Share holding	No. of share holders	% of share holders	No. of Shares held	% Share holding
Promoters & persons acting in concert	37	0.0	18,715,245	20.4	37	0.0	18,718,445	20.4
Mutual Funds &UTI	132	0.1	7,570,849	8.2	100	0.0	8,723,306	9.5
Banks and FIs	287	0.1	14,535,748	15.9	340	0.1	14,087,200	15.4
FIIs	85	0.0	12,935,235	14.1	94	0.0	11,563,413	12.6
GDRs	1	0.0	10,247,557	11.2	1	0.0	10,382,333	11.3
Corporates	1,885	0.8	5,318,186	5.8	2,402	0.9	5,555,670	6.1
NRIs/OCBs	5,855	2.4	3,762,937	4.1	6,122	2.3	3,826,589	4.2
Indian Public	234,077	96.6	18,583,928	20.3	254,453	96.7	18,812,729	20.5
Total	242,359	100.0	91,669,685	100.0	263,549	100.0	91,669,685	100.0

16. Dematerialisation of Shares and Liquidity : 79.13% of outstanding equity (including 11.18% of capital in the form of Global Depository Receipts) have been dematerialised as on 31st March, 2003. Trading in equity shares of the Company is permitted only in the dematerialized form with effect from 5th April 1999, as per notifications issued by SEBI

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDR/Warrants and Convertible Bonds : 10,247,557 GDRs (Previous Year 10,382,333) are outstanding as on 31st March 2003. Each GDR represents one underlying equity share. There are no warrants/ convertible bonds outstanding as at the year-end.

19. Plant Locations:

Fibre, Pulp & Chemical Plants

Staple Fibre Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel : (07366) 246760-246766
Fax : (07366) 244114 / 246024

Harihar Polyfibres & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123, Karnataka
Tel : (08373) 842637-39
Fax : (08373) 842465, 842875

Birla Cellulosic
Birladham, Kharach,
Kosamba 394120
Dist. Bharuch (Gujarat)
Tel : (02629) 231891 – 5
Fax : (02629) 231892, 232562
Fax : (02141) 260104, 260122

Cement Plants

Vikram Cement
Dist. Neemuch, Khor 458470 (M.P.)
Tel : (07420) 235605, 235605
Fax : (07420) 235524
Fax : (07539) 283339

Aditya Cement
Adityapuram Sawa – Shambhupura
Dist. Chittorgarh, Rajasthan 312613
Tel : (01472) 287446 , 287470
Fax : (01472) 287288

Grasim Cement
Grasim Vihar, Village P.O., Rawan
Tehsil: Sigma, Dist. Raipur (M.P.)
Tel : (07726) 288213
Fax : (07726) 288215, 288209
Tel : (02141) 260110 / 260119

Rajashree Cement
Aditya Nagar, Malkhed Road,
Gulbarga 585292, Karnataka
Tel : (08441) 2687221-24
Fax : (08441) 2687225

Grasim Cement Division – South
Reddipalayam PO:
Dist. Ariyalur 621704, T.N.
Tel : (04329) 249240
Fax : (04329) 249253

Birla White
Rajashree Nagar, Bhopalgarh
Dt. Jodhpur Kharia Khangar 342606 (Raj.)
Tel : (02920) 264223, 264223
Fax : (02920) 264225

Others Plants

Vikram Woollens
GH I to IV, Ghironghi,
Malanpur
Dist. Bhind (M.P.) 477117
Tel : (07539) 283602, 283603

Bhiwani Textile Mills/ Elegant Spinners
Birla Colony, Bhiwani 125 021
Haryana
Tel : (01664) 243126, 242577
Fax : (01664) 242575, 243717

Sponge Iron Division

Vikram Ispat
Salav, Dist. Raigad 402 202
Maharashtra

20. Investor Correspondence:

Share Department
Grasim Industries Limited
Registered Office: Birlagram 456331, Nagda (M.P.)
Tel: (07366) 246760-246766
Fax: (07366) 244114/246024
E-mail- shares@adityabirla.com

21. Per Share Data:

	2002-03	2001-02	2000-01	1999-2000	1998-1999
Net Earning (Rs. Cr.) @	542.1	386.8	370.8	250.9	168.4
Cash Earning (Rs. Cr.) @	781.3	638.5	622.7	487.9	378.1
EPS (Rs) @	59.1	42.2	40.4	27.4	20.1
EPS Growth (%)	40.0	4.5	47.8	36.2	(-) 37.0
CEPS (Rs.) @	85.2	75.3	67.9	53.2	45.2
Dividend Per Share (Rs)	10.0	9.0	8.0	7.0	6.8
Dividend (incl. CTD) Payout (%)	19.1	21.3	21.8	28.8	37.2
Book Value Per Share (Rs.)	392.2	365.0	335.4	303.0	285.3
Price to Earning*	5.6	6.8	6.2	11.1	7.9
Price to Cash Earnings*	3.9	3.8	3.7	5.7	3.5
Price to Book Value*	0.8	0.8	0.7	1.0	0.6

** Based on Stock Price as on 31st March*

@ Before exceptional items

22. Other Useful Information for Shareholders

Unpaid/Unclaimed Dividends

1. Shareholders who have not yet encashed their dividend warrants for the years 1996-97 to 2001-2002 may approach the Company for revalidation/issue of duplicate dividend warrant quoting reference of their Ledger Folio numbers.
2. In terms of Section 205A of the Companies Act 1956, unclaimed equity dividend for the financial year(s) up to 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj , Gwalior Pin-474 009 (M.P.) by submitting an application in the prescribed form.
3. Shareholders are advised that dividend for the financial year ended 31st March, 1996 which remains unpaid/unclaimed over a period of 7 years has to be transferred by the Company to Investor Education & Protection Fund (IEPF) constituted by the Central Government under Section 205A & 205C of the Companies Act, 1956 by end of July 2003. Shareholders who have not claimed the dividend for this period as well as for the subsequent years are requested to lodge their claim with the Company, as under the amended provisions of Section 205B of the Act, no claim shall lie for the unclaimed dividends from IEPF by the Members.

ECS Facility

It is proposed to introduce '*Electronic Clearing Service*' (ECS) mode of payment of dividend to shareholders residing in some selected cities, depending on the number of requests received from the shareholders in this respect. Shareholders are requested to provide particulars of their bank account details for availing this facility in the form attached. Further, ECS facility is also available to the beneficial owners of shares in demat form. Those desirous of availing the facility may provide their mandate to the Company in writing, in the form attached with the AGM Notice.

Share Transfer/Dematerialisation

1. Share transfer requests are acted upon within 7-15 days from the date of their receipt at the Share Department. In case no response is received from the Company within 35 days of lodgement of transfer request, the lodger may write to the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

2. Dematerialisation requests duly completed in all respects are normally processed within 7 days from the date of their receipt at the Share Department of the Company.

3. Equity Shares of the Company are under compulsory demat trading by all investors, with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialisation of their shareholding so as to avoid inconvenience in future.

Correspondence with the Company

Shareholders/Beneficial Owners are requested to quote their Folio No./DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondences regarding shares & debentures of the Company should be addressed to the Share Department of the Company at the Registered Office at Birlagram, Nagda - M.P. (456 331) and not to any other office(s) of the Company.

Non-Resident Shareholders

Non-resident members are requested to immediately notify :-

- Indian address for sending all communications, if not provided so far;
- change in their residential status on return to India for permanent settlement;
- particulars of their NRE Bank Account with a bank in India, if not furnished earlier.

Others

1. Beneficial Owners of shares in demat form are advised that in terms of the regulations of NSDL & CDSL, their Bank Account details, as furnished to the Depository Participants(DP), will be printed on their dividend warrants. The Company will not entertain requests for change of such bank details printed on their dividend warrants.

2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address/Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder. Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, etc. directly to their DP as the same are maintained by the DPs.

3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares held in physical form) or to DP (if shares held in demat form), as the case may be, for printing of the same on their dividend warrants.

4. In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to Company along with original or certified copy of FIR/acknowledged copy of complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.

7. Shareholders(s) of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.

8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular those holding shares in single name, may avail of the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form which can be obtained from the Share Department of the Company or send their request for the said Form on email at shares@adityabirla.com.

9. Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

10. Shareholders are requested to quote their E-mail Ids, Telephone/Fax numbers for prompt reply to their communication.

DIRECTORS' REPORT

Dear Shareholders,

Your Directors have pleasure in presenting the 56th Annual Report and Audited Accounts of the Company for the year ended 31st March 2003.

FINANCIAL RESULTS

(Rs. in crores)

	2002-2003	2001-2002
Gross Turnover	**5412.3**	5069.8
Gross Profit	**973.3**	746.5
Less : Depreciation	**254.2**	251.7
Profit before exceptional items and tax expenses	**719.1**	494.8
Exceptional Items		
Retrenchment compensation	—	(55.3)
Employees separation compensation	**(5.9)**	(27.6)
Write down of fixed assets on retirement from active use	—	(19.0)
Loss on sale of Investment	**(208.6)**	(18.1)
Loss on sale of a Unit / fixed assets	—	(31.9)
Profit before Tax	**504.6**	342.9
Tax Expenses	**(177.0)**	(108.0)
Tax provision of earlier years written back	**40.0**	68.1
Profit after Tax	**367.6**	303.0
Add:		
Debenture Redemption Reserve written back	**212.0**	—
Balance brought forward from Previous Year	**929.3**	1457.0
Surplus available for Appropriation	**1508.9**	1760.0
Appropriation :		
General Reserve	**450.0**	700.0
Debenture Redemption Reserve	—	48.2
Proposed Dividend	**91.7**	82.5
Corporate Tax on Dividend	**11.8**	—
Balance transferred to Balance Sheet	**955.4**	929.3
	1508.9	1760.0

To enhance shareholder value, over the last few years your Company had initiated a slew of restructuring measures. All of these have translated into superior performance of the Company during the year.

Your Company has recorded a stellar performance for the year. Turnover, Gross Profit, and Net Profit (before exceptional items), have recorded a significant improvement over the previous year. The VSF business' result has been outstanding, driven by improved productivity, cost optimization and increased sales volumes. The Cement business continued to be a major growth driver. While realizations were down by 12%, this was partly offset by increased sales volumes. As the demand for steel, both in the domestic and international markets has been on the upswing, the Sponge Iron business has reported a commendable performance. Growth in its Chemical business is in line with expectations. Despite a considerable decline in the price of Caustic Soda globally, your Company's ECU realization was only marginally lower, primarily due to better realization of its by-products. On the Textiles front, the year in retrospect was a tough one for the industry. However, the restructuring efforts made earlier, have paid off and losses in the sector have been significantly curtailed.

A sharp focus on continuously optimizing operational efficiencies through de-bottlenecking, plant up-gradation, energy reduction and modernization processes have led to an upsurge in productivity.

Your Company's focus on operational excellence, cost optimization, effective financial management and continuous restructuring of business processes contributed in no small measure to its overall improved performance, this year.

DIVIDEND

Given these good results, your Board has recommended a dividend of Rs.10 per share. Your Board seeks your approval for the same.

The total outgo of the dividend to be paid to the shareholders will be Rs.103.4 crores (inclusive of Corporate Tax on Dividend) as against Rs.82.5 crores paid in the previous year.

DEBENTURES

During the year under review, your Company issued long term Secured Redeemable Non-convertible Debentures of an aggregate value of Rs. 425 crores [comprising Rs.100 crores (Series XXXI), Rs.50 crores (Series XXXII), Rs.50 crores (Series XXXIII), Rs.25 crores (Series XXXIV), Rs.100 crores (Series XXXV) and Rs. 100 crores (Series XXXVI)] on private placement basis. The funds were utilized to meet the requirements of capital expenditure, modernization, working capital and general corporate purposes.

The Directors confirm that the funds raised through the issue of debentures have been utilized for the purposes stated.

Further, during the year, the Company repaid debentures and term-loans aggregating to Rs.375 Crores.

RESEARCH AND DEVELOPMENT

Your Company continues to remain at the forefront of technical excellence through its commitment to invest management time and efforts in R&D activities with a view to better product quality and plant efficiency ongoingly.

The Company's Staple Fibre Division at Nagda, in close co-operation with Birla Research Institute of Applied Sciences is successfully operating a semi-commercial plant, producing a new generation cellulosic fibre, based entirely on in-house technology. It is also on the verge of commissioning a new line for production of HWM (high wet modular) fibre based on its own process know-how. For developing a unique indigenous technology for the production of Viscose Fibre, the prestigious ICMA Award, has been conferred upon your Company.

Your Company works in close collaboration with the National Council for Cement and Building Materials. Collaboration with HOLTEC for process improvement in blended cements is ongoing. Consequently, the share of blended cement in the total cement production of your Company increased from 19% to 34% during the year.

HUMAN RESOURCE DEVELOPMENT & INDUSTRIAL RELATIONS

To remain at the cutting edge and to strive to beat the best, your Company's focus has not only been on operational and business strategies, but more importantly also on our "people power". We believe, it is our people alone who provide us with the greatest sustainable, competitive advantage. Therefore an HR vision is embedded in your Company's overall vision and strategy. Your Company's employees fully identify with your Company's vision and business goals.

We continuously harness human resources and help people to unleash their maximum potential. We encourage intellectual curiosity. To stimulate the entrepreneurial spirit, we encourage delegation, empowerment and de-centralisation, as far down the line as possible, factoring the competency levels.

Your Company provides unique opportunities for employee training and learning to build and hone competencies that support the business. At Gyanodaya, the Aditya Birla Institute of Management Learning, customized training programmes are conducted by experts from within the organization and an expert external faculty. Your Company's executives are constantly learning afresh at Gyanodaya, and keeping abreast of the latest developments and practices in their chosen field.

While perpetuating a performance oriented work culture that is motivating, we put a premium on team working. Of course, rewarding individuals for their contribution is part of the process as performance linked reward mechanisms and pay systems have been institutionalised.

CORPORATE GOVERNANCE

Committed to good corporate governance practices, your Company fully prescribes to the standards set out by the Securities And Exchange Board of India's Corporate Governance practices. Your Company has implemented all of its major stipulations. Your Company's Statutory Auditors Certificate dated 29th April, 2003 in line with Clause 49 of the Stock Exchange Listing Agreement, validates our claim. This certificate is annexed to and forms part of the Directors' Report.

As stipulated in Section 217(2AA) of Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm as under:

i) that in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) that the directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period ;

iii) that the directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) that the directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

As required under Section 212 of the Companies Act, 1956, the audited statement of accounts along with the report of the Board of Directors and Auditors' Report of your Company's subsidiaries, namely, Shree Digvijay Cement Company Limited, Sun God Trading And Investments Limited and Samruddhi Swastik Trading and Investments Limited, are annexed to this report.

In line with the Accounting Standard 21 (AS 21) relating to Consolidated Financial Statements and Accounting Standard 27 (AS 27) relating to Financial Reporting of Interests in Joint Ventures, the Consolidated Financial Statements comprise the financial statements of your Company, its above Subsidiary Companies and Joint Ventures, namely, Idea Cellular Limited, TANFAC Industries Limited and AV Cell Inc., Canada, as on 31st March, 2003.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

The particulars of employees, required under Section 217(2A) of the Companies Act, 1956, are given as an Annexure to this report.

Additional information on conservation of energy, technology absorption and foreign exchange earnings and outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956 is set out in a separate statement, attached to this report and forms part of it.

DIRECTORS

The nomination of Mr. V. Venkateswarlu, Executive Director, Industrial Development Bank of India (IDBI) was withdrawn from the Board of your Company by IDBI consequent to the repayment of the Corporate loan. Your Directors record their appreciation for the valuable services rendered by Mr. Venkateswarlu during his tenure with your Company.

Mrs. Rajashree Birla, Mr. M.C. Bagrodia and Mr. R.C. Bhargava retire from office by rotation and being eligible, offer themselves for reappointment.

AUDITORS

Your Directors request you to appoint Auditors for the current financial year and fix their remuneration.

APPRECIATION

Your Directors wish to place on record their appreciation of the dedication and commitment of your Company's employees to the growth of your Company during a challenging year. Their unstinted support has been and continues to be integral to your Company's ongoing success.

Your Directors express their gratitude to the Central and State Governments, banks, financial institutions, shareholders and business associates for their continued co-operation and guidance.

For and on behalf of the Board



KUMAR MANGALAM BIRLA
Chairman

Mumbai, 29th April, 2003

ANNEXURE TO THE DIRECTORS' REPORT

Information under Section 217(1) (e) of the Companies Act, 1956 read with Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors Rule, 1988 and forming part of the Directors' Report for the year ending 31st March, 2003.

A CONSERVATION OF ENERGY

a) Energy Conservation measures taken

The Company is engaged in the continuous process of further energy conservation through improved operational and maintenance practices:

i) Viscose Staple Fibre Units

- Pre-cooling of clarified lye by cooling water to reduce refrigeration load.
- Installation of Frequency Drive for
  - Slurry Press & GCF feed pumps
  - Boiler feed pump in Acid Plant
  - Cooling Towers in Auxiliary
  - FD fan for Boilers in Energy Center 1 & 2
  - Pumping Station
- Elimination of Reject pump of GCF by adopting control valves.
- Controlling of Spin bath top tank level by varying circulation pump RPM by use of Variable Frequency Drive.
- Replacement of Desiccant type Air Dryer by Refrigerated Air Dryer for Compressed Air
- Automatic level and Temperature Controllers for Desulph Bath Tanks in Aftertreatment
- Chemical cleaning of Condensers & Chillers in Refrigeration system
- Use of Energy saving E-Plus Tube Lights in Plant

ii) Pulp Units

- Replacement of existing lower capacity white liquor supply pump no. 2 with higher efficiency pump to conserve electrical energy
- Replacement of primary clarifier sludge pump No. 2 with optimum capacity & higher efficiency pump to save electrical energy
- Replacement of existing lower efficiency filter water pump with higher efficiency pump to save electrical energy
- Replacement of old inefficient motors (22 Nos.) with higher efficiency, IP 55 protection motors for electrical energy conservation
- Variable frequency drive for vacuum filters to replace existing dyno drive system to conserve electrical power
- Energy efficient screening system for bleached contricleaner rejects to save power
- Medium consistency pumping system with modern mixer in CI02 stage for reducing steam & sodium chlorate and to improve pulp brightness

iii) Cement Units

- Installation of Frequency Converter and variable frequency drives
- Installation of Low Pressure Cyclone in Preheater Triplet
- Retrofitting in Cooler by Omega Plates
- Installation of V-separator in Cement Mill & Raw Mill
- Installation of V/F drive for Hot sump pump
- Installation of guide vanes in immersion tubes of top stage of Preheater
- Installation of purge on demand meters for Dust Collectors
- Installation of pyro-top calciner for maximum use of pet coke
- Installation of SPRS for Raw Mill fan
- Provision of Speed Control in place of Damper Control in Cooler Fan
- Installation of Double Flap Valve in Coal Mill Circuit to arrest false air ingress

b) Additional investment and proposals, if any, being implemented for reduction of consumption of energy:

i) Viscose Staple Fibre Units

- Twin Roll Presses in place of Conventional Sieve Band Presses
- Conversion of Double Effect Calcinations evaporator to Tripple effect
- Replacement of old motors with loading > 90% by energy efficient motors
- Additional Seals on rear side of Dryer with SS Cladding
- Bigger size Mixing Condenser (1400 mm diameter) in all Multi Stage Flash Evaporators
- Counter flow Cooling Towers with RCC structure in Sulfuric Acid Plant
- Use of Energy Center CBD water as Boiler Feed water in Sulfuric Acid Plant
- New Economizer in Sulfuric Acid Plant with increased heat transfer area
- Installation of Distributed Control System for Energy Centers
- Installation of Variable Frequency Drive for ID fans on Boiler of Energy Centre-2
- Replacement of Condenser Pumps by Energy Efficient Pumps in Viscose
- Direct Flashing of Hot sumpzone in MSFEs for Heat Recovery

ii) **Pulp Units**
- Replacement of purged type air dryer with refrigeration type air dryer
- Variable frequency drive for vacuum filter to replace existing dyno dirve system.
- Replacement of filter water pump no. 2 with higher efficiency pump
- Modification in Bleach knotters drive system
- Higher efficiency pumps for repulper dilution pump no. 1 & 3
- Replacement of old inefficient motors with higher efficiency, IP55 protection motors.
- Installation of higher efficiency pumps.

iii) **Cement Units**
- Provision of variable frequency drives for various equipment
- High Efficiency classifier for Coal Mill
- Centralized Energy Monitoring System
- Installation of Vortex Finder in Pre-heater Top Cyclone
- Close circuiting of Cement Mill
- Replacement of PH fan inlet damper by Slide gate
- Enlargement of Riser duct of Preheater
- Installation of Polycom Choke feed hopper system in Cement Mill
- Belt bucket elevator for raw meal feeding to Silo
- Exper Control System for optimization of Cement Mill operation
- Replacement of Raw Mill Fan and Kiln ESP Fan impellers with High Efficiency Impellers

c) **Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:**
The above measures have resulted in energy saving and consequent reduction in cost of production.

d) **Total Energy Consumption and Energy Consumption per Unit of Production:**
As per Form "A" attached.

B. TECHNOLOGY ABSORPTION
Efforts made in Technology Absorption in Form "B"

RESEARCH & DEVELOPMENT (R&D)
FORM "B"

1 **Specific areas in which R&D carried out by the Company:**

(i) **VSF & Pulp Unit**
- Fine tuning of technology for a new generation Cellulosic Fibre
- Development of process for production of HWM Fibers

(ii) **Cement Units**
- Evaluation of alternative additives for Raw Mix
- Studies on development of cost effective concrete mix design for M 20 grade of concrete and its durability in hostile environments
- The possibility of increase in 28 days compressive stengths by improving the development and morphology of clinker mineral phases
- Optimisation of Raw Mix design for improved clinkerisation and reduction in cost of raw mix
- Development of reactive belite by using inferior grade lime stones
- Optimising the stoichiometry of raw mix components

2 **Future Plan of Action**
- VSF & Pulp - Development of Fibers / processes for non woven
- Cement - Utilisation of marginal grade limestone /Optimisation of Raw mix with coal mix / Development of Application specific cements / Utilisation of alternative waste fuels.

3 **Expenditure on R & D**
In addition to expenditure on in-house Research & Development which are shown under respective heads of expenditure in the Profit & Loss Account,Rs. 122.57 are shown under Research & Development expenses which includes amount paid to various Research Institutes for carrying out Research and Development work related to Company's products.

4 **Technology Absorption, Adoption and Innovation**
The latest technology adopted for improving productivity and product quality and reducing consumption of scarce raw material and fuels.
Information regarding technology imported during the last five years. : Nil

C. FOREIGN EXCHANGE EARNINGS AND OUTGO
The information on Foreign Exchange earnings and outgo is contained in Schedule 23 (4) and (5) of accounts. The Company is exporting Viscose Staple Fibre, Chemicals, Cement, Textiles and Sophisticated Plant & Machinery of non-traditional nature

FORM 'A'

Total Energy Consumption and Energy Consumption per unit of Production

(A) POWER & FUEL CONSUMPTION

	Unit	Current Year	Previous Year
1. Electricity			
a) Purchased - Unit	'000	358625	254469
Total amount	Rs in lacs	14359.04	11177.76
Rate per Unit	Rs./Unit	4.00	4.39
b) Own Generation			
I) Through Diesel Generator - Unit	'000	475311	496922
Unit per Liter of Diesel Oil	Units/Ltr.	3.94	3.93
Cost / Unit	Rs./Unit	3.22	2.75
II) Through Steam Turbine - Units	'000	1001889	832471
Units per Kg. Of Steam	Co-generation of Steam & Power		
Cost / Unit	Rs./Unit	1.99	1.93
(Cost of fuel and duties only)			
2. Coal (Slack, Steam & ROM including Lighting Coal)			
For Co-generation of Steam & Power	Tonne	1116494	920032
For Process in Cement Plants	Tonne	1282618	1118112
Total amount	Rs in lacs	46916.44	40748.62
Average rate	Rs./Tonne	1955.58	1999.30
3. Furnace Oil (Including LSHS)			
Quantity	K. Ltrs.	139039	138954
Total amount	Rs in lacs	15332.17	12265.28
Average rate	Rs./K. Ltrs.	11027	8827
4. Light Diesel Oil (LDO)			
Quantity	K. Ltrs.	2170	2791
Total amount	Rs in lacs	320.57	409.19
Average rate	Rs./K. Ltrs.	14772	14663
5. High Speed Diesel Oil (HSD)			
Quantity	K. Ltrs.	1169	2329
Total amount	Rs in lacs	203.21	376.88
Average rate	Rs./K. Ltrs.	17386	16180
6. Internal Generation			
Steam			
a) From Chemical Recovery Boiler in Rayon Pulp plants			
Quantity	Tonne	570209	561091
Total Cost	Rs in lacs	41.44	37.61
Rate/Unit	Rs./Tonne	7.27	6.70
(Cost of Oil used for firing support in Boiler)			
b) From Waste Heat Boiler in Sulphuric Acid Plants:			
Quantity	Tonne	234187	186657
Total Cost	Rs in lacs	N.A.	N.A.
Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION :

		(Electricity units)		(Furnace Oil (Kg.)		Coal (Kg.)		Steam (Tonne)	
Name of the Product	Unit	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
1. Viscose Staple Fibre (incl. for intermediate & by products)									
Standard	Per Tonne	1,500.00	1,500.00	–	–	–	–	12.50	12.50
Actual	Per Tonne	1,135.59	1,133.95	–	–	–	–	8.56	7.99
2. Caustic Soda (For Cell House only)									
a. Mercury Plant									
Standard	Per Tonne	3,400.00	3,400.00	–	–	–	–	–	–
Actual	Per Tonne	2,842.00	2,828.00	–	–	–	–	–	–
b. Membrane Cell Plant									
Standard	Per Tonne	2,400.00	2,400.00	–	–	–	–	–	–
Actual	Per Tonne	2,201.00	2,135.00	–	–	–	–	–	–
3. Cement									
Grey									
Standard	Per Tonne	120.00	120.00	–	–	220.00	220.00	–	–
Actual	Per Tonne	84.56	90.26	–	–	127.61	129.51	–	–
White									
Actual	Per Tonne	114.81	108.25	–	–	–	–	–	–
4. Textiles									
Actual									
Yarn	Per 100 Kg.	587.97	590.95	–	–	–	–	–	–
Fibre Dying	Per 100 Kg.	–	–	–	–	–	–	0.36	0.40
Cloth	Per 100 Kg.	409.06	370.32	–	–	–	–	0.65	0.49
5. Stable Bleaching Powder (SBP)									
Standard	Per Tonne	230.00	230.00	–	–	–	–	0.28	0.28
Actual	Per Tonne	132.00	144.00	–	–	–	–	0.15	0.15
6. Poly Aluminium Chloride									
Standard	Per Tonne	75.00	75.00	–	–	–	–	0.33	0.33
Actual	Per Tonne	60.00	55.00	–	–	–	–	0.21	0.26
7. Chlorosulphonic Acid									
Standard	Per Tonne	125.00	125.00	–	–	–	–	0.33	0.33
Actual	Per Tonne	114.00	140.00	–	–	–	–	0.15	0.15

Note : Form 'A' is not applicable to Sponge Iron Division

AUDITORS' REPORT

TO THE MEMBERS' OF GRASIM INDUSTRIES LIMITED

We have audited the attached Balance Sheet of GRASIM INDUSTRIES LIMITED, as at 31st March 2003 and also the Profit and Loss Account and the Cash Flow Statement for the year ended on that date annexed thereto. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that-

(a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) In our opinion, proper books of account as required by law have been kept by the company so far as appears from our examination of those books. Proper returns adequate for the purposes of our audit have been received from the branches not visited by us;

(c) The reports on the accounts of the Branches audited by other Auditors, have been forwarded to us and have been appropriately dealt by us in preparing our report;

(d) The Balance Sheet, Profit & Loss Account and Cash Flow Statement referred to in this report are in agreement with the books of account and with the audited returns from the branches;

(e) In our opinion, the Balance Sheet, Profit & Loss Account and Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Section 211(3C) of the Companies Act, 1956;

(f) On the basis of written representations received from the directors of the company and taken on record by the Board of Directors, we report that none of the directors is disqualified as on 31st March 2003 from being appointed as a director in terms of clause (g) of sub section (1) of section 274 of the Companies Act, 1956.

(g) In our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes appearing in Schedule of Significant Accounting Policies and Notes on Accounts give the information required by the Act in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India.

   i) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2003

   ii) in the case of the Profit & Loss Account, of the Profit for the year ended on that date, and

   iii) in the case of Cash Flow Statement, of the Cash Flows for the year ended on that date

As required by the Manufacturing and Other Companies (Auditor's Report) Order 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 ('the Act') and on the basis of such checks as considered appropriate, we further report that:

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets. Fixed Assets have been physically verified by the Management according to the regular programme of periodical verification in phased manner which in our opinion is reasonable having regard to the size of the Company and the nature of its Fixed Assets. The discrepancies noticed on such physical verification were not material.

2. None of the Fixed Assets have been revalued during the year.

3. The Stocks of Finished Goods, Stores, Spare Parts, Packing Material, Fuel and Raw Materials of the Company at all its locations (except stocks lying with third parties and in transit) have been physically verified by the Management at reasonable intervals.

4. The procedures of physical verification of stocks followed by the Management are reasonable and adequate in relation to the size of the Company and nature of its business.

5. The discrepancies noticed on such physical verification of stocks as compared to book records were not material.

6. On the basis of our examination of stock records, the valuation of stocks is fair and proper in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

7. In our opinion the rate of interest and other terms and conditions on which unsecured loans have been taken from companies or other parties listed in the register maintained under Section 301 of the Act are not prima facie, prejudicial to the interest of the Company.

8. In respect of unsecured loans, granted to Companies, listed in the register maintained under section 301 of the Act the rate of interest and other terms and conditions of such loans are not prima facie prejudicial to the interest of the Company.

9. The parties to whom the loans, or advances in the nature of loans have been given by the Company are repaying the principal amount as stipulated and are also regular in payment of interest, where applicable.

10. In our opinion and according to the information and explanations given to us, there are adequate internal control procedures commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipment and other assets and for the sale of goods.

11. According to the information and explanations given to us, purchases of goods and materials and sale of goods, materials and services aggregating during the year to Rs.50,000 or more in respect of each party in pursuance of contracts or arrangements entered into the register maintained under section 301 of the Act have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials or services or the prices at which transactions for similar goods, materials or services have been made with other parties.

12. As explained to us the Company has regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods. Adequate provision has been made in the accounts for the loss arising on items so determined.

13. In our opinion and according to the information and explanations given to us, the Company has complied with the provisions of Section 58A of the Act and the Companies (Acceptance of Deposit) Rules, 1975 framed thereunder with regards to the deposits accepted.

14. In our opinion, reasonable records have been maintained by the Company for the sale and disposal of realizable by-products and scrap.

15. In our opinion, the Company has an internal audit system commensurate with the size of the Company and nature of its business.

16. We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209 (1) (d) of the Companies Act, 1956 in respect of the Company's products to which the said rules are made applicable and are of the opinion that prima facie the prescribed records have been made and maintained. We have, however, not made a detailed examination of the said records with a view to determine whether they are accurate or complete.

17. According to the records of the Company, Provident Fund and Employees State Insurance dues have been regularly deposited during the year with the appropriate authorities.

18. According to the information and explanations given to us, no undisputed amounts payable in respect of Income Tax, Wealth Tax, Sales Tax, Customs duty and Excise duty were outstanding as at the last day of the financial year for a period of more than six months from the date they became payable.

19. During the course of our examination of books of account carried out in accordance with the generally accepted auditing practices, we have not come across any personal expenses other than expenses under contractual obligations and/or generally accepted business practices, which have been charged to revenue account.

20. The Company is not a sick Industrial Company within the meaning of Clause (o) of sub section (1) of Section 3 of the Sick Industrial Companies (Special Provisions) Act, 1985.

21. In respect of Service activities we report that: (a) the Company has a reasonable system of recording receipts, issues and consumption of material commensurate with its size and the nature of its business, (b) as the Processing jobs are undertaken at prices agreed with the parties, allocation of labour to individual jobs is not considered necessary, and (c) the Company has a reasonable system of authorization at proper levels and an adequate system of internal control on issue and allocation of stores.

22. In respect of the Company's trading activities we are informed that there are no damaged stocks.

	For LODHA & CO., Chartered Accountants	For G.P.KAPADIA & CO., Chartered Accountants
Place : Mumbai 29th April, 2003	NARENDRA LODHA Partner	ATUL B. DESAI Partner

AUDITORS' CERTIFICATE

TO THE MEMBERS' OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of conditions of Corporate Governance procedures implemented by Grasim Industries Limited during the year ended March 31, 2003, as stipulated in clause 49 of the Listing Agreement of the said Company with the Stock Exchanges in India.

The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to a review of procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

On the basis of our review and according to the information and explanations given to us, the conditions of Corporate Governance as stipulated in Clause 49 of the listing agreement(s) with Stock Exchanges have been complied with in all material respect by the Company and that no investor grievance(s) is/are pending for a period exceeding one month against the Company as per the records maintained by the Shareholders' Grievance/ Allotment and Transfer Committee of the Board.

	For LODHA & CO., Chartered Accountants	For G.P.KAPADIA & CO., Chartered Accountants
Place : Mumbai Dated: 29th April, 2003	NARENDRA LODHA Partner	ATUL B. DESAI Partner

BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders'Funds				
Share Capital	1 A	91.67		91.67
Share Capital Suspense	1 B	0.02		0.02
Reserves and Surplus	2	2885.62		2622.51
			2977.31	2714.20
Deferred Tax Balance			625.50	640.50
Loan Funds				
Secured Loans	3	1500.86		1484.50
Unsecured Loans	4	539.26		475.09
Documentary Bills Discounted with Banks	5	35.95		105.15
			2076.07	2064.74
TOTAL			5678.88	5419.44
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	6	5486.12		5249.21
Less: Depreciation		2330.11		2108.06
Net Block		3156.01		3141.15
Capital Work-in-Progress		89.02		102.90
			3245.03	3244.05
Fixed Assets held for disposal			25.06	26.48
Investments	7		1796.05	1416.04
Current Assets, Loans and Advances				
Interest accrued on Investments		—		0.01
Inventories	8	539.95		548.89
Sundry Debtors	9	429.65		497.85
Cash and Bank Balances	10	110.11		148.32
Loans and Advances	11	415.90		363.90
		1495.61		1558.97
Less:				
Current Liabilities and Provisions				
Liabilities	12	752.49		723.60
Provisions	13	130.38		102.50
		882.87		826.10
Net Current Assets			612.74	732.87
TOTAL			5678.88	5419.44
Accounting Policies and Notes on Accounts	22			

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

Mumbai
Dated: 29th April, 2003

D. D. RATHI
Group Executive President & CFO

ASHOK MALU
Company Secretary

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

	Schedules			Rs. in Crores Previous Year
INCOME				
Gross Sales		5412.28		5069.80
Less: Excise Duty (on Sales for Current Year is Rs. 806.08 Crores)		803.13		697.88
Net Sales			4609.15	4371.92
Interest and Dividend Income	14		74.54	66.60
Other Income	15		58.44	62.74
Increase / (Decrease) in Stocks	16		(16.70)	(95.42)
			4725.43	4405.84
EXPENDITURE				
Raw Materials Consumed	17		1175.91	996.15
Manufacturing Expenses	18		1244.81	1082.67
Purchases of Finished and Other Products			17.62	245.71
Payments to and Provisions for Employees	19		326.32	321.87
Selling, Distribution, Administration and Other Expenses	20		819.10	822.66
Interest	21		168.41	190.25
Depreciation [Note A of Schedule 6]			254.14	251.70
			4006.31	3911.01
Profit before Tax & Exceptional Items			719.12	494.83
Loss on Sale of Shares in MRPL			(208.62)	—
Retrenchment Compensation			—	(55.33)
Write-down of Assets on Retirement from Active Use			—	(19.01)
Loss on Sale of Shares in a Subsidiary			—	(18.11)
Loss on Sale of a Textile Unit			—	(15.00)
Loss on Sale of Assets of a Textile Unit			—	(16.93)
Employee Separation Compensation			(5.92)	(27.60)
Profit before Tax			504.58	342.85
Provision for Current Tax			(192.00)	(56.50)
Deferred Tax			15.00	(51.50)
Tax Provision of earlier years written back			40.00	68.11
Profit after Tax			367.58	302.96
Debenture Redemption Reserve No Longer Required			212.01	
Balance brought forward from Previous Year			929.24	1457.01
Profit available for Appropriation			1508.83	1759.97
Appropriations				
Debenture Redemption Reserve			—	48.23
Proposed Dividend			91.67	82.50
Corporate Dividend Tax			11.75	-
General Reserve			450.00	700.00
Balance carried to Balance Sheet			955.41	929.24
			1508.83	1759.97
Basic and diluted earnings per share (in Rs.)			40.09	33.04
Accounting Policies and Notes on Accounts		22		

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

D. D. RATHI
Group Executive President & CFO

ASHOK MALU
Company Secretary

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

Mumbai
Dated: 29th April, 2003

SCHEDULE 1

A. SHARE CAPITAL

Rs. in Crores

			Previous Year
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15 % "A" Series	**1.50**	1.50
100000	8.57 % "B" Series	**1.00**	1.00
300000	9.30 % "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid up			
91669685	Equity Shares of Rs.10 each fully paid (Previous year 91669685 Equity Shares)	**91.67**	91.67

Of the above, 29532500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserves and 19355679 Equity Shares of Rs.10 each issued as fully paid up for acquiring the cement business pursuant to Scheme of Arrangement without payment being received in cash.

B. SHARE CAPITAL SUSPENSE

19800	Equity Shares (Previous year 19800) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Indian Rayon and Industries Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02

SCHEDULE 2

RESERVES AND SURPLUS

Rs. in Crores

	Balance as at 31st March, 2002	Addition during the year	Deduction/ Adjust-ments during the year	**Balance as at 31st March, 2003**
1. Capital Reserve				
— On Revaluation of Fixed Assets	7.32		1.05 *	**6.27**
— Capital Subsidy	1.53			**1.53**
2. Amalgmation Reserve	1.38			**1.38**
3. Preference Share Capital Redemption Reserve	1.48			**1.48**
4. Debenure Redemption Reserve	408.51	—	212.01	**196.50**
5. Share Premium Account	823.32			**823.32**
6. General Reserve	441.00	450.00		**891.00**
7. Investment Allowance Reserve	8.73		—	**8.73**
8. Surplus as per Profit and Loss Account	929.24	26.17	—	**955.41**
	2622.51	476.17	213.06	**2885.62**
Previous year	3001.66	748.25	1127.40	**2622.51**

*Deduction/adjustment on account of :-

a) Assets sold/discarded	Rs.	0.06 Crores
b) Depreciation provided on revalued block	Rs.	0.99 Crores
	Rs.	1.05 Crores

SCHEDULE 3

SECURED LOANS

		Rs. in Crores Previous Year
Non-Convertible Debentures	1398.34	1,263.53
Other Loans:		
Term Loans from Financial Institutions:		
Rupee Loans		
Secured by first pari passu charge on assets of Caustic Soda Plant at Nagda and Cement Plant at Raipur	0.00	95.19
Deferred Sales-tax Loan secured by first available charge on assets of		
Cement Units I & II at Jawad [subject to charge referred in Note 1 (c) & (f)]	25.58	30.79
Dharani Cement at Reddipalayam	0.44	0.55
Working Capital Borrowings from Banks secured by hypothecation of stocks and book debts of the Company	76.50	94.44
	1500.86	1,484.50

Notes:

1) Non-Convertible Debentures are secured by first legal/equitable mortgage on immovable assets,hypothecation of movable assets and floating charge on other assets, both present and future, of the specified divisions.This charge is subject to hypothecation/charge in favour of Banks on stocks and bookdebts for working capital borrowings (except XXII, XXIII, XXVI, XXVII,XXVIII, XXIX , XXX., XXXI , XXXII , XXXIII , XXXIV , XXXV & XXXVI Series debentures which do not have any charge on current assets)

		Previous Year
a) 11% - XIII Series Non-convertible Debentures (redeemable in three equal annual instalments commenced from 11.7.2000).	—	15.00
b) 11% - XVI Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 3.12.2000).	—	16.67
c) 11% - XVII Series Non-Convertible Debentures (redeemable at par in three equal annual instalments commenced from 1.1.2002) are secured on assets of Cement Units - I, II and III at Jawad.	28.34	56.67
d) i) 14.75% - XVIII Series Non-Convertible Debentures (redeemed at par on 5.6.2002);	—	50.00
and		
ii) 14.50% - XIX Series Non-Convertible Debentures (redeemed at par on 16.7.2002)	—	50.00
e) 12.25% - XX Series Non-Convertible Debentures (redeemable at par in three annual instalments of 35%, 35% and 30% respectively of the face value of the debentures, commenced from 10.12.2002) are secured on assets of Staple Fibre Division at Kharach.	130.00	200.00
f) 13.50% - XXI Series Non-Convertible Debentures (redeemable at par on 15.7.2003) are secured on the assets of Cement Plants at Jawad and Shambhupura	150.00	150.00
g) i) 13.25% - XXII Series Non-convertible Debentures (redeemable at par in three equal annual instalments commencing from 31.3.2005);	80.00	80.00
and		
ii) 12.6% - XXIII Series Non-convertible Debentures (redeemable at par in three annual instalments of 33%, 33% and 34% respectively of the face value of the debentures, commencing from 17.8.2005) are secured on a plot of land situated in Maharashtra and on the assets of Cement Division-South at Reddipalayam.	130.00	130.00
h) i) 11% - XXIV Series Non-convertible Debentures (redeemable at par in three equal annual instalments commenced from 31.7.2000);	—	40.19
and		

SCHEDULE 3 (contd.)

			Rs. in Crores	Previous Year
	ii)	11% - XXV Series Non-convertible Debentures (redeemable at par in three equal annual instalments commenced from 29.11.2000)	—	10.00
i)	i)	10.75% - XXVI Series Non-convertible Debentures (redeemable at par on 07.06.2005);	120.00	120.00
	ii)	11.25% - XXVII Series Non-convertible Debentures (redeemable at par on 15.12.2007 with put and call option at the end of 3rd & 5th year from the date of allotment i.e. 15.12.2000);	60.00	60.00
	iii)	10.10% - XXVIII Series Non-Convertible Debentures (redeemable at par on 01.06.2006); and	75.00	75.00
	iv)	9.70% - XXIX Series Non-Convertible Debentures (redeemable at par on 03.07.2008 with put and call option at the end of 5th year from the date of allotment i.e. 03.07.2001) are secured on assets of Sponge Iron division at Salav.	50.00	50.00
j)		8.85% - XXX Series Non-Convertible Debentures (redeemable at par on 04.12.2008 with put and call option at the end of 5th year from the date of allotment i.e. 04.12.2001) are secured on plot of land situate in Maharashtra and on the assets of Caustic Soda Plant at Nagda and Cement Plant at Raipur.	150.00	150.00
k)		Series 2002-B Short term Mibor Linked Debentures (Redeemed on 02.04.2002)	—	10.00
l)	i)	8.35% - XXXI Series Non-Convertible Debentures (Redeemable at par on 05.07.2009, with put and call option at the end of 5 years from the date of allottment i.e. 05.07.2002)	100.00	—
	ii)	8.20% - XXXII Series Non-Convertible Debentures (Redeemable at par on 20.07.2009, with put and call option at the end of 5 years from the date of allotment i.e. 20.07.2002)	50.00	—
	iii)	Floating Rate (14% - CMT1 per annum) - XXXIII Series Non-Convertible Debentures (Redeemable at par on 13.08.2007)	50.00	—
	iv)	7.55% - XXXIV Series Non-Convertible Debentures (Redeemable at par on 20.08.2007) and	25.00	—
	v)	6.75% - XXXV Series Non-Convertible Debentures (Redeemable at par on 09.11.2009, with put and call option at the end of 5 years from the date of allottment i.e. 09.11.2002) are secured on assets of Birla Super Cement division at Hotgi, Rajashree Cement Division at Malkhed and Birla White Cement Division at Kharia Khangar.	100.00	—
m)		6.08% - XXXVI Series Non-Convertible Debentures (redeemable at par on 11.01.2010, with put and call option at the end of 5 years from the date of allotment , i.e. 11.01.2003) are secured on assets of Staple Fibre Division at Kharach.	100.00	—
			1,398.34	1,263.53

SCHEDULES

SCHEDULE 4

UNSECURED LOANS

		Rs. in Crores Previous Year
Fixed Deposits	**0.84**	1.16
Short Term Loans and Advances:		
From Banks:		
Commercial Paper (Maximum Balance Rs.95 Crores, Previous Year Rs. 270 Crores)	—	95.00
Buyers' Import Credit	**136.05**	18.50
Cash Credit Account with Overseas Banks	—	5.63
	136.05	119.13
Other Loans and Advances:		
From Banks:	**19.75**	26.77
From Others:		
Deferred Sales tax Loan	**382.62**	328.03
	402.37	354.80
	539.26	475.09

SCHEDULE 5

DOCUMENTARY BILLS DISCOUNTED WITH BANKS

Against Demand/ Usance Bills under Letter of Credit (Secured)	**35.62**	104.55
Against Usance Bills (Unsecured)	**0.33**	0.60
	35.95	105.15

SCHEDULE 6

FIXED ASSETS

Rs. in Crores

S. No.	PARTICULARS	GROSS BLOCK As at 31.3.02	GROSS BLOCK Additions and/or transfers	GROSS BLOCK Deductions and/or transfers	GROSS BLOCK As at 31.3.03	DEPRECIATION Upto 31.3.02	DEPRECIATION Deductions and/or transfers	DEPRECIATION For the Year	DEPRECIATION Upto 31.3.03	NET BLOCK As at 31.3.03	NET BLOCK As at 31.3.02
1.	FREEHOLD LAND	64.12	5.78	0.01	**69.89**	—	—	—	—	**69.89**	64.12
2.	LEASEHOLD LAND	52.89	0.13	2.72	**50.30**	2.87	0.08	1.30	**4.09**	**46.21**	50.02
3.	BUILDINGS	441.97	25.47	0.24	**467.20**	74.87	0.03	10.48	**85.32**	**381.88**	367.10
4.	WORKERS' QUARTERS UNDER GOVERNMENT SUBSIDISED SCHEMES	0.55	—	—	0.55	0.47	—	—	**0.47**	**0.08**	0.08
5.	RAILWAY SIDINGS	101.25	1.50	—	**102.75**	23.82	—	4.97	**28.79**	**73.96**	77.43
6.	PLANT & MACHINERY	4311.72	248.44	21.49	**4538.67**	1889.23	14.66	219.46	**2094.03**	**2444.64**	2422.49
7.	SHIPS	108.23	—	44.11	**64.12**	32.16	13.83	4.54	**22.87**	**41.25**	76.07
8.	FURNITURE, FITTINGS & OFFICE EQUIPMENTS	142.48	10.63	4.42	**148.69**	73.33	2.98	11.45	**81.80**	**66.89**	69.15
9.	LIVESTOCK	0.01	—	—	**0.01**	—	—	—	—	**0.01**	0.01
10.	VEHICLES ETC.	25.99	21.09	3.14	**43.94**	11.31	1.50	2.93	**12.74**	**31.20**	14.68
		5249.21	**313.04**	**76.13**	**5486.12**	**2108.06**	**33.08**	**255.13**	**2330.11**	**3156.01**	3141.15
	Previous Year	5246.24	236.71	233.74	5249.21	2008.82	153.78	253.02	2108.06		
	CAPITAL WORK-IN-PROGRESS									**89.02**	102.90
	(including Advances & Pre-operative Expenses)									**3245.03**	3244.05

SCHEDULE 6 (Contd.)

Notes:

			Rs. in Crores Previous Year
A. Depreciation for the year			
Total Depreciation		255.13	253.02
Less:			
Additional depreciation on revalued assets withdrawn from capital reserve	0.99		1.23
Depreciation included under other heads of expenses	0.00		0.04
Transferred to Pre-operative expenses	0.00		0.05
		0.99	1.32
		254.14	251.70

B. 1. Freehold/Leasehold Land includes -

a) Value of Shares of Rs. 3750 (Previous year Rs. 3750) issued by the Co-Operative Housing Society under its Bye-laws, in the name of Company's nominees.

b) Execution of documents in respect of Land at Malkhed, Shambhupura, Dharani , Veraval and Cochin amounting to Rs.0.06 Crore, Rs.0.06 Crores , and Rs. 0.56 Crores , and Rs.2.76 Crores and Rs.1.92 Crores respectively, is still pending.

c) Rs.0.88 Crores jointly owned with other corporates

2. The title deeds of some of the immovable properties transferred pursuant to the Scheme of Arrangement are yet to be transferred in the name of company.

3. Buildings and Workers' Quarters include -

a) Those mortgaged with State Governments against subsidies received.

b) Cost of Ownership Flat/Office Premises Rs.1.53 Crores (Previous Year Rs. 1.53 Crores) (including Electrical Installations) held singly and jointly in Formed/Proposed Co- operative Housing Societies including value of Shares of Rs.500 (Previous year Rs. 500) issued by the Societies under their Bye-laws.

c) Cost of Land and Buildings (including Electrical Installations) amounting to Rs.0.12 Crore (Previous Year Rs. 0.12 Crore) held on Co-ownership with Other Companies.

d) Buildings of Rs.0.61 Crores (Previous Year Rs. 0.61 Crores), yet to be registered in the name of the Company.

e) Building include Rs.15.13 crores towards shares and debentures for right of exclusive use, possession and occupation of office space.

4. Railway siding amounting to Rs.14.98 Crores (Previous Year Rs. 14.98 Crores) is held on Co-ownership with other Company.

5. Fixed Assets include assets of Rs.7.01 Crores (Previous year Rs.7.01 Crores) not owned by the Company

6. Plant and Machinery include assets given on operating lease amounting to Rs.25.53 crores (Previous year Rs.25.53 crores)

7. Capital work in progress include advance against Capital Orders, Technical know-how and Supervision fees,Machinery under installation/ in transit; construction materials purchases and other assets under erection; and pre-operative expenses.

8. Leasehold Land include mining rights.

9. Vehicles include Aircraft amounting to Rs. 17.04 Crs. (Previous Year Rs. NIL) Jointly owned with other corporates.

SCHEDULES

SCHEDULE 6 (Contd.)

			Rs. in Crores	Previous
C.	Pre-operative Expenses pending Allocation /Appropriation :			
1.	Raw Materials Consumed		**0.13**	0.00
2.	Power & Fuel		**0.28**	0.96
3.	Repairs to Other Assets		**—**	0.02
4.	Salaries, Wages, Bonus, Gratuity, etc.		**0.45**	0.82
5.	Contribution to Providend & Other Funds		**0.03**	0.14
6.	Employee's Welfare Expenses		**0.02**	0.07
7.	Insurance		**—**	0.15
8.	Rent and Hire Charges		**0.03**	0.03
9.	Rates & Taxes		**0.01**	0.02
10.	Stationery, Printing, Postage and Telephone Expenses		**0.14**	0.04
11.	Travelling & Conveyance		**—**	0.45
12.	Legal and Professional Charges		**0.83**	8.07
13.	Miscellaneous Expenses		**0.52**	1.78
14.	Interest -			
	— On Loans and Debentures	**—**		4.83
	Less :			
	— Interest Received (Tax deducted at source Rs.NIL Previous year Rs.0.40 Crores)	**—**		1.95
			—	2.88
15.	Depreciation		**0.00**	0.05
			2.44	15.48
	Less :			
	Waste / scrap		**—**	0.04
			2.44	15.44
	Add: Pre-operative Expenditure incurred upto Previous Year		**10.27**	2.17
	Total Pre-operative Expenditure		**12.71**	17.61
	Less: Allocated/transferred to Fixed Assets/Capital Work-in-progress		**3.26**	7.34
	Balance transferred to Capital Work-in-progress		**9.45**	10.27

SCHEDULE 7

INVESTMENTS

			Rs. in Crores Previous Year
LONG TERM			
1. Government and Trust Securities			
i) Government Securities			
Unquoted -			
Securities deposited with Government Departments		0.02	0.02
ii) Trust securities - In Units			
Quoted -			
500000Units of Rs.10 each in Units (1964 Scheme) of Unit Trust of India		0.76	0.76
2. Shares, Bonds and Debentures			
A TRADE INVESTMENTS			
Equity Shares - Fully paid			
a) Quoted - Rs.10 each			
2964111 Indian Rayon and Industries Limited	38.10		38.10
996000 TANFAC Industries Limited	1.00		1.00
0 Indo Gulf Corporation Limited (Refer Note 2 Below) (Previous Year 27641445)	0.00		61.18
5528289 Indo Gulf Fertilisers Limited (Refer Note 2 Below)	12.54		—
0 Mangalore Refinery & Petrochemicals Ltd. (Previous Year 150379023)	—		238.70
	51.64		338.98
b) Unquoted -			
1398857 Thai Rayon Public Company Limited, Thailand of Thai Baht 10 each.	1.07		1.07
5000 P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62625(US $100) each.	0.40		0.40
15000 A.V Cell Inc., Canada Class 'A' Share of total value of Canadian Dollar 2.5 Million	6.88		6.88
149250 Alexandria Carbon Black Co., S.A.E. of L.E. 100 each	14.99		14.99
157013894 Idea Cellular Limited (Previously Birla Tata AT&T Limited) Pledged with Toronto Dominion Bank (South East Asia) Limited and Bank of America	157.01		157.01
	180.35		180.35
		231.99	519.33
B OTHER INVESTMENTS			
a) Quoted - Fully Paid :			
i) Equity Shares of Rs. 10 each.			
15 Mysore Cement Limited (Rs.117, Previous Year Rs. 117)			
2117170 Century Enka Limited	1.35		1.35
400000 Mangalam Cement Limited	1.15		1.15
1001440 Industrial Development Bank of India	1.66		8.02
35997798 Larsen & Toubro Ltd. (Previous Year 25000000)	970.70		776.13
2303453 Hindalco Industries Limited (Refer Note 2 below)	48.64		—
ii) Optionally Convertible Cumulative Preference Shares of Rs.10 each			
400000 Mangalam Cement Limited	0.40		0.40
	1023.90		787.05
b) Unquoted - Fully Paid:			
i) Equity Shares			
422496 Indophil Textile Mills Inc.,Philippines of peso 10 each	0.04		0.04
825000 Thai Carbon Black Public Company Limited, Thailand of Thai Baht 10 each	2.18		2.18
2500 Birla International Ltd. - Isle of Man of CHF 100 each	0.53		0.53

SCHEDULE 7 (Contd.)

Particulars			Rs. in Crores Previous Year
1300 Gwalior Rayon Consumers Co-operative Stores Limited of Rs.100 each	—		—
468 Industry House Limited of Rs. 100 each (Rs.31200) (Previous year Rs.31200)			
500 Super Bazar Co-operative Society Limited of Rs.10 each (Rs.5000, Previous year Rs.5000)			
ii) Unquoted - Fully Paid - Equity Shares of Rs.10 each			
12000 Birla Consultants Limited	0.01		0.01
1982125 Gwalior Properties and Estates Pvt. Limited	6.41		6.41
1982125 Seshasayee Properties Pvt. Limited	6.41		6.41
1909550 Turquoise Investments and Finance Pvt. Limited	15.21		15.21
1911500 Trapti Trading & Investments Pvt. Limited	15.22		15.22
	46.01		46.01
		1069.91	833.06
3. Shares In Subsidiary Companies			
Quoted -Fully Paid - Equity Shares of Rs.10 each			
4652870 Shree Digvijay Cement Company Limited	56.37		56.37
	56.37		56.37
Unquoted -			
a) Fully Paid - Equity Shares of Rs.10 each			
6500000 Samruddhi Swastik Trading And Investments Limited	6.50		6.50
49000 Sun God Trading And Investments Limited (Previous Year Rs.5200)	0.05		
b) Fully Paid - Preference Shares of Rs.100 each			
100 Sun God Trading And Investments Limited (Rs. 10000 , previous year Rs. 2500)			
c) Partly Paid:			
100 Preference Shares of Rs.100 each, Paid up Rs.25 each in Samruddhi Swastik Trading And Investments Limited (Rs.2500, Previous Year Rs.2500)			
	6.55	62.92	62.87
CURRENT			
a) Unquoted - Government Securities			
2000 12.40% GOI 2013 of Rs. 25000/- each	7.03		—
b) Quoted - fully paid - Own Debentures			
10 9.70% Series XXIX of Rs. 50 Lacs each	5.35		—
20 8.85% Series XXX of Rs. 50 Lacs each	10.70		—
20 8.35% Series XXXI of Rs. 50 Lacs each	10.19		—
	26.24		—
c) Unquoted - Units of Mutual Funds			
Face Value of Rs. 10 each			
16836481 Birla Bond Plus-D	17.43		—
48167103 Birla Bond Plus-G	$ 51.70		—
129871837 Birla Cash Plus-D	139.44		—
1953018 Birla Income Plus Inst-D	5.00		—
6832266 DSP ML Short Term Plan-G	$ 6.85		—
18368003 HDFC Income Premium Plus-D	20.00		—
755395 HDFC Liquid Premium Plus-G	0.91		—
26803572 HDFC Short Term Plan-G	$ 28.07		—
9861058 HSBC Cash Fund-G	10.00		—
4268980 IDBI PRINCIPAL Cash Mgmt Call-G	5.00		—
4567128 PruICICI Income-Institutional Plan-D	5.00		—
38502680 PruICICI Liquid-Institutional Plan-G	56.96		—
15571351 PruICICI Short Term Plan-G	$ 16.83		—

SCHEDULE 7 (Contd.)

				Rs. in Crores Previous Year
10205123	Templeton Floating Rate Short-term-G	11.00		—
4007251	Templeton India Liquid Fund-G	5.98		—
616483	UTI MMF-G	1.00		—
2000000	UTI RIS-G	2.00		—
Face Value of Rs. 1000 each				
132026	Templeton India Short-Term Income-G	$ 14.01		—
		397.18		—
			430.45	—
			1796.05	1416.04
Aggregate Book Value of :				
a)	Quoted Investments		1158.91	1183.16
b)	Unquoted Investments		637.14	232.88
			1796.05	1416.04
	Aggregate Market Value of Quoted Investments		880.40	713.51

$ Note : Lien marked on these units in favour of JM Morgan Stanley Pvt. Ltd. for the open offer made to acquire shares of Larsen & Toubro Ltd.

Notes:

1. The Company has earmarked 500000 units of the Unit Trust of India (UTI) 1964 Scheme of Rs. 10 each Cost being Rs. 0.76 Crores (Market Price Rs. 0.28 crores) in compliance with the provisions of Rule 3A of the Companies (Acceptance of Deposits) Rules, 1975
2. The Company has received (i) 5528289 Equity Shares of Rs. 10 each of Indo Gulf Fertilisers Ltd. and (ii) 2303453 Equity Shares of Rs. 10 each of Hindalco Industries Ltd. , pursuant to the business restructuring carried out at erstwhile Indo Gulf Corporation Limited in which company was holding 27641445 Equity Shares of Rs. 10 each at a cost of Rs. 61.18 Crores.
3. During the year the Company has purchased and sold units of Mutual Funds as under:

Name of Mutual Fund	No. of units
Face Value of Rs. 10 Each	
Alliance Short Term - G	23846315
Birla Bond Plus - D	303300901
Birla Bond Plus - G	33216686
Birla Cash Plus - D	231415757
Birla Cash Plus - G	185132852
Birla Income Plus - G	13144684
DSP ML Liquidity Fund - G	18822599
DSP ML Liquidity Short Term Plan - G	24760878
Grindlays Cash Fund - G	39885117
Grindlays Cash Institutional Fund - G	10880246
Gindlays Floating Rate Fund - G	1000000
Grindlays Super Saver Income Fund - G	3859487
Grindlays Super Saver Short Term - G	22941926
HDFC Floating Rate Income ST - G	48926010
HDFC Income Plan - G	5835214
HDFC Liquid Fund - G	124506878
HDFC Liquid Premium Plus - G	60588826
HDFC Short Term Plan - G	101696828
HSBC Cash Fund - G	2900000
IDBI Principal Cash Management Call - G	4585683
Pru ICICI FIP - G	4845165
Pru ICICI Liquid - G	86649409
Pru ICICI Liquid Institutional Plan - G	6503085
Pru ICICI Short Term Plan - G	82169603
Templeton Floating Rate Short term - G	13614032
Templeton India Liquid Fund - G	31593532
Face Value of Rs. 1000 Each	
Templeton India Short Term Income - G	582729

4. During the year the Company has purchased and sold following Bonds :

	No. of Bonds	Face Value
14% IDBI 2005	2000	25000
9.75% IDBI 2012	1000	100000

5. Pursuant to undertaking given to some financial institutions and others, the company can not dispose of shareholding without their prior approval (till such time the loans given to these companies by these institutions are repaid in full.) in following companies:
   (a) Mangalam Cements Ltd. , and (b) Century Enka Limited

Rs. in Crores

			Previous Year
SCHEDULE 8			
INVENTORIES			
(As valued and certified by the Executives of the respective Divisions)			
Stores and Spare parts, Packing Materials and Fuels		198.22	195.61
Raw Materials		152.14	146.95
Finished Goods		129.61	163.61
By Products		7.33	1.98
Process Stock		51.20	39.07
Waste/Scrap (at net realisable value) @		1.45	1.67
		539.95	548.89

@ Include NIL (Previous Year Rs. 0.04 Crores) generated in trial run.

SCHEDULE 9			
SUNDRY DEBTORS			
Exceeding six months :			
Good and Secured	0.36		0.42
Good and Unsecured	34.00		58.01
Doubtful and Unsecured	1.41		1.70
	35.77		60.13
Less: Provision for Doubtful Debts	1.41		1.70
		34.36	58.43
Others			
Good and Secured	149.14		139.68
Good and Unsecured	246.15		299.74
		395.29	439.42
		429.65	497.85

SCHEDULE 10			
CASH AND BANK BALANCES			
Cash balance on hand		5.50	4.75
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	63.83		140.93
Saving Accounts (Earmarked for Employees Security Deposits and others) (Rs.NIL , Previous year Rs.33265)			
Deposit Accounts (Note 1)	40.73		2.61
	104.56		143.54
With Others (Note 2)	0.02		—
		104.58	143.54
In Post Office Savings & Deposit Accounts (Rs.9474, previous year Rs.2336)			
In Government Treasury Saving Account		0.03	0.03
		110.11	148.32

Notes :

1. Deposits include (a) Rs.0.18 Crore (Previous Year Rs.0.19 Crore) lodged as security with Government Department (b) Rs.0.12 Crore (Previous year Rs. 0.15 Crore) earmarked for Employees' Security Deposit and (c) Rs. 0.07 Crore (Previous Year Rs. 0.12 Crore) as Interest accrued.

SCHEDULE 10 (Contd.)

2. Balances with Others represents :

Rs. in Crores

Name of the Bank Nature of Account	Bank Balance		Maximum Outstanding	
	As at 31.3.03	As at 31.3.02		Previous Year
Current Account with :				
Mashreq Bank, Dubai		(Rs. 48617)	**(Rs. 48617)**	0.49
Standard Chartered Bank, Dubai	**0.02**		**0.50**	0.01

Rs. in Crores

			Previous Year
SCHEDULE 11			
LOANS AND ADVANCES (Considered Good)			
Secured Loan		**0.09**	0.09
Unsecured-			
Deposits with Bodies Corporate	**29.32**		31.92
Deposits and Balances with Government and other Authorities (including accrued interest)	**37.54**		41.86
Other Deposits	**31.86**		24.66
Advances to Subsidiaries (Note 1)	**110.95**		60.58
Advances recoverable in cash or in kind or for value to be received (Due from Officers of the Company Rs.0.34 Crore, Previous Year Rs.0.11 Crore, Maximum outstanding during the Year Rs.0.36 Crore, Previous Year Rs. 0.14 Crore)	**137.73**		144.77
Advance Income tax (Net of Provision)	**68.41**		60.02
		415.81	363.81
		415.90	363.90

Note 1 :

Amounts at the year end and Maximum Balances outstanding during the year.

Rs. in Crores

	Outstanding as on 31-03-03	Maximum Balance
Shree Digvijay Cement Co. Ltd.	**71.33**	71.33
Samruddhi Swastik Trading & Investment Co. Ltd.	**39.62**	39.62
Sun God Trading & Investment Co. Ltd.	**(Rs. 7225)**	(Rs. 7225)

			Rs. in Crores Previous Year
SCHEDULE 12			
CURRENT LIABILITIES			
Sundry Creditors :			
a) Small scale industrial undertakings * (To the extent identified with available information)	0.08		0.35
b) Others	516.66		503.53
		516.74	503.88
Security and Other Deposits		94.46	82.05
Investor Education and Protection Fund shall be credited by the following amounts,when due :-			
a) Unpaid Dividend		2.97	4.35
b) Unpaid application money received for allotment of securities and due for refund		—	—
c) Unpaid Matured Deposits		—	—
d) Unpaid Matured Debentures		1.02	—
e) Interest accrued on a) to d) above		0.13	—
Other Liabilities		56.68	43.50
Interest accrued but not due on debentures/loans		80.49	89.82
		752.49	723.60

* Names of small scale industrial undertakings to whom any amount was outstanding for more than 30 days are as under:
1) Automat Industries , 2) Altop Industries Ltd. , 3) Aarsh Industrial Ceramics
4) Chloro Tech Engineering Co. , 5) Flexitallic India P. Ltd.
6) Krupa Hydropneumatic Systems P. Ltd. , 7) N.U. Fibro Tech
8) Preci-Max Engineers , 9) Powercraft Industries , 10) Ambica Chemical Industries &
11) Meridian Chem-Bond Ltd.

		Previous Year
SCHEDULE 13		
PROVISIONS		
Retirement Benefits	26.96	20.00
Interim & Proposed Final Dividends	91.67	82.50
Corporate Dividend tax	11.75	—
	130.38	102.50

		Previous Year
SCHEDULE 14		
INTEREST AND DIVIDEND INCOME		
i) On Long Term Investments		
Interest (Gross) on :		
a) Government and other Securities	0.34	0.25
b) Other Investments (Tax deducted at source Rs.NIL , Previous Year Rs.0.06 Crores)	—	0.38
Dividend (Gross) from :		
a) Trade Investments	10.46	8.99
b) Other Investments	24.41	2.32
ii) Others : Interest (Gross) on:		
Bank and Other Accounts (Tax deducted at source Rs.0.55 Crores, Previous Year Rs.5.07 Crores)	39.33	54.66
	74.54	66.60

Rs. in Crores

			Previous Year
SCHEDULE 15			
OTHER INCOME			
Export Incentives		**6.98**	8.78
Rent Received (Tax deducted at source Rs.0.07 Crore, Previous Year Rs.0.11 Crore)		**1.93**	1.44
Lease Rent		**4.03**	4.03
Processing Charges (Tax deducted at source Rs.0.11 Crore, Previous Year Rs.0.01 Crore)		**4.41**	0.32
Insurance Claims		**4.90**	4.84
Profit on Sale of Current Investments (Net)		**6.37**	10.87
Excess Provisions written back (Net)		**17.20**	19.03
Prior period Adjustments (Net)		**1.00**	0.30
Exchange Rate Difference (Net)		**0.14**	—
Commission Income		**—**	0.33
Miscellaneous Receipts		**11.48**	12.80
		58.44	62.74
SCHEDULE 16			
INCREASE / (DECREASE) IN STOCKS			
Closing Stock			
Finished Goods		**129.61**	163.61
By-Products		**7.33**	1.98
Process Stock		**51.20**	39.07
Waste/Scrap		**1.45**	1.63
		189.59	206.29
Opening Stock			
Finished Goods		**163.61**	239.40
By-Products		**1.98**	7.08
Process Stock		**39.07**	54.09
Waste/Scrap		**1.63**	1.14
		206.29	301.71
Increase / (Decrease) in Stocks		**(16.70)**	(95.42)
SCHEDULE 17			
RAW MATERIALS CONSUMED			
Opening Stock	**146.95**		204.11
Purchases and Incidental Expenses (includes cost of Lime Stone raised)	**1196.63**		943.23
		1343.58	1147.34
Less:			
Sales	**15.53**		4.24
Closing Stock	**152.14**		146.95
		167.67	151.19
		1175.91	996.15

Rs. in Crores

SCHEDULE 18

MANUFACTURING EXPENSES

		Previous Year
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses - Less sales Rs.0.36 Crore (Previous year Rs.0.24 Crore)	290.46	259.01
Power & Fuel	855.53	739.28
Processing Charges	27.61	20.68
Repairs to Buildings	20.42	18.66
Repairs to Machinery (excluding Spare Parts and Components)	38.30	34.57
Repairs to Other Assets	12.49	10.47
	1244.81	1082.67

SCHEDULE 19

PAYMENTS TO AND PROVISIONS FOR EMPLOYEES

		Previous Year
Salaries, Wages & Bonus, etc.	262.41	254.83
Contribution to Provident and Other Funds	25.21	25.01
Welfare Expenses	38.70	42.03
	326.32	321.87

SCHEDULE 20

SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

		Previous Year
Commission to Selling Agents	28.96	26.74
Brokerage and Discount	10.57	10.61
Freight, handling and other expenses	508.68	510.56
Advertisements & Publicity	78.18	68.98
Insurance	18.59	19.20
Rent (including Lease Rent)	8.12	13.03
Rates and Taxes	13.85	11.47
Stationery, Printing, Postage and Telephone Expenses	16.99	19.17
Travelling and Conveyance	26.08	27.07
Legal and Professional charges	14.36	13.44
Bad debts written off	8.73	25.51
Provision for Bad & Doubtful Debts	—	1.20
Research contribution (including Expenses)	1.23	1.11
Donations (including Rs. 0.15 Crores,Previous Year Rs. 0.01 Crores paid to General Electoral Trust for contribution for political purposes.)	2.52	1.65
Directors' Fee	0.04	0.04
Directors' Commission	1.50	1.00
Exchange Rate difference (Net)	0.84	3.35
Loss on Sale and/or discard of Fixed Assets (Net)	9.52	5.39
Loss on Sale of Long Term Investments (Net)	—	0.02
Miscellaneous Expenses [Includes Provision for Diminution in Value of Long Term Investment Rs. 6.36 Crores (Previous Year Rs. Nil)]	70.34	63.12
	819.10	822.66

SCHEDULES

		Rs. in Crores Previous Year
SCHEDULE 21		
INTEREST		
On Fixed Loans and Debentures	150.03	161.40
On Other Accounts	18.38	28.85
	168.41	190.25

SCHEDULE 22

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

A Significant Accounting Policies:

1. **Accounting Concepts:**

   The financial statements are prepared under the historical cost convention (except for certain fixed assets which are revalued) on an accrual basis and in accordance with the applicable mandatory Accounting Standards.

2. **Fixed Assets:**

   Fixed assets are stated at cost (including other expenses related to acquisition and installation) adjusted by revaluation of certain fixed assets.

3. **Translation of foreign currency items:**

   Foreign currency assets and liabilities covered by forward contracts are stated at the forward contract rates while those not covered are restated at year end rate. Exchange differences relating to fixed assets are adjusted in the cost of the asset. Any other exchange difference is dealt with in the profit and loss account. Premium in respect of forward contracts is recognised over the life of contracts.

   Transactions relating to overseas offices have been converted as under:

   i) Net revenues at the average rate for the year.

   ii) Fixed assets at rates prevailing on the dates of addition. Depreciation is accounted for at the same rate at which assets are converted.

   iii) Other current assets and liabilities, at rates prevailing at the end of the year.

4. **Treatment of expenditure during construction period:**

   Expenditure during construction period is included under Capital Work in Progress and the same is allocated to the respective Fixed Assets on the completion of its construction.

5. **Investments:**

   Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made for permanent diminution in the value.

6. **Inventories:**

   Inventories are valued at the lower of cost and net realisable value except waste/scrap which is valued at net realisable value.

   The cost is computed on weighted average/FIFO basis.

   Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition. Obsolete, defective and unserviceable stocks are duly provided for.

7. **Research and development expenditure:**

   Revenue expenditure is charged to the profit and loss account and capital expenditure is added to the cost of fixed assets in the year in which it is incurred.

8. **Depreciation:**

   Depreciation is charged in the Accounts on the following basis:

   a) On fixed assets (other than Revalued Assets) -

      on written down value method in respect of Viscose Staple Fibre Division and Engineering Division at Nagda; Bhiwani Textiles Mills at Bhiwani, Birla International Marketing Corporation,

      and

      on Straight Line Method in other Divisions including Power Plants at Nagda applying the rates of Schedule XIV of the Companies Act, 1956.

      Continuous process plant as defined in Schdule XIV has been taken on technical assessment.

SCHEDULE 22 (Contd.)

b) In respect of Revalued Fixed Assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

c) In respect of the amounts capitalised during the year on account of foreign exchange fluctuation is provided prospectively over the residual life of the assets.

d) In respect of assets added/disposed of during the year on pro-rata basis with reference to the month of addition/deduction except in case of new projects where it is provided for the period of use.

e) Leasehold land is being amortised over the period of lease.

f) Capital expenditure on assets not owned by the company is amortised over a period of five years.

9. Retirement Benefits:

The Company makes regular contribution to provident fund and superannuation fund and these contributions are charged to Profit & Loss Account.

Contributions to the Gratuity Fund and provision for leave encashment are made on the basis of actuarial valuation and charged to Profit & Loss Account.

10. Government Grants:

Capital grants relating to specific assets are reduced from the gross value of the Fixed Assets and capital grants for Project Capital Subsidy are credited to Capital Reserve.

Other revenue grants are credited to Profit and Loss account or deducted from the related expenses.

11. Borrowing Cost:

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

12. Provision for Current and Deferred Tax:

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period and in accordance with the provisions as per Income Tax Act, 1961.

Deferred Tax resulting from "timing difference" between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantially enacted as on the balance sheet date. The deferred tax asset is recognized and carried forward only to the extent that there is a reasonable certainty that the assets will be adjusted in future.

13. Contingent Liabilities:

Contingent liabilities are not provided for and are disclosed by way of Notes.

		Rs. in Crores Previous Year
B NOTES ON ACCOUNTS		
1.1 Contingent Liabilities not provided for in respect of :		
a) Claims not acknowledged as debts (Net of tax Rs. 126.45 Crores, Previous Year Rs. 80.61 Crores)	**189.30**	158.72
b) Uncalled liability on partly paid shares (Rs.7500, Previous year Rs. 15000)		
c) Custom duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery (Net of tax Rs. 2.77 Crores, Previous year Rs. 2.94 Crores)	**4.32**	4.65
d) Custom duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs. 5.68 Crores (Previous Year Rs. 5.68 Crores) is furnished	**10.81**	10.81
1.2 Letter of Undertaking cum Indemnity given to Bank for Preference Shares issued by other company.	**55.00**	—

2 The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.

SCHEDULE 22 (Contd.)

3	Estimated amount of Contracts remaining to be executed on capital account and not provided (advance paid Rs. 12.73 Crores, Previous year Rs. 30.60 Crores).	70.33	181.91
4	Value of Assets taken on Lease	12.65	41.48
	Future obligation of Lease Rent as Lessee	—	9.73

5 Land, Building and Plant & Machinery of some of the Units were revalued on 1.4.1974, 1.4.1980,1.4.1982 and 1.4.1985 by approved valuers on the basis of assessment about the current value of the similar assets. As a result, book value of such assets was increased by Rs. 116.40 Crores which had been transferred to Capital Reserve.

6 The Company has sold 15,03,79,023 shares of Manglore Refinery and Petrochemicals Ltd. (MRPL), being its entire holding in MRPL. The Company has incurred a 'loss on sale of Investments' of Rs.208.62 Cores, which has been accounted for and shown as exceptional item.

7 As it is not possible to ascertain with reasonable certainty the quantum of accruals in respect of certain insurance and railway claims, export incentives and interest on overdue bills from customers, the same are accounted on acceptance basis.

8 Advances recoverable in cash or in kind include

a) Payments made to / on behalf of Rosa Power Supply Co. Ltd. Rs. 1.05 Crores (Previous year Rs.2.05 Crores) and Payments made to / on behalf of Bina Power Supply Co. Ltd. Rs.14.34 Crores (Previous year Rs.14.59 Crores) which are intended to be adjusted against the value of the Equity Shares to be issued by such Co-promoted Companies in the event of relative projects are implemented after procuring all regulatory approvals.

b) Payments made to employees by way of Loans and Advances in the nature of loan where there is

Rs. in Crores

	Outstanding as on 31-03-03	Maximum Balance outstanding during the year
i) No Interest or Interest below section 372A of Companies Act	7.43	9.65
ii) Repayment beyond Seven Years and Interest below section 372A of Companies Act.	0.55	0.57

9 The Company has an investment of Rs.56.37 crores in share capital of Shree Digvijay Cement Company Limited (SDCC), a subsidiary company. SDCC is a sick company and a Scheme of revival is under consideration. This being the long term strategic investment, in the opinion of the management , no provision is required to be made for diminution in the value of this investment as the same is of temporary nature. The company has also advanced Rs. 67.20 Crores (excluding interest accrued Rs. 4.13 Crores) by way of Intercorporate Deposit at Interest and the same is considered good.

10 The Following are included under other heads of expenses in the Profit and Loss account :

Rs. in Crores

i) Stores and Spares Consumed	23.98	24.76
ii) Power & Fuel	9.51	7.10
iii) Repairs to Machinery	6.67	5.71
iv) Repairs to Buildings	0.09	0.14
v) Repairs to Other Assets	0.12	0.56
vi) Salaries, Wages, Bonus & Gratuity	6.49	5.84
vii) Contribution to Provident and Other Funds	0.50	0.53
viii) Welfare Expenses	1.12	1.16
ix) Insurance	1.01	0.66
x) Hire Charges	0.47	0.59
xi) Royalty & Cess	65.39	50.69
xii) Rates & Taxes	11.64	6.88
xiii) Ship Operation and Management charges	3.29	5.43
xiv) Depreciation	—	0.04
xv) Lease Rent	9.42	0.23

SCHEDULE 22 (Contd.)

			Previous Year
			Rs.
11	Auditors' remuneration		
	a) Statutory Auditors:		
	Audit Fee	**1840000**	1840000
	Tax Audit Fee	**287000**	287000
	For Certification and Other Work	**917175**	267775
	Reimbursement of Expenses	**577107**	511546
	b) Branch Auditors:		
	Audit Fee	**976070**	1189640
	Tax Audit Fee	**92562**	103000
	For Certification and Other Work	**174162**	201791
	Reimbursement of Expenses	**140884**	145689
	c) Cost Auditors:		
	Audit Fee	**306350**	311602
	For Certification and other work	**—**	18,798
	Reimbursement of Expenses	**67280**	46329
			Rs. in Lacs
12	Manager's / Whole Time Directors remuneration* :		
	Salary	**97.78**	90.89
	Contribution to Provident Fund & Other Funds	**12.15**	11.56
	Perquisites	**6.88**	6.41
		116.81	108.86

* Remuneration amounting to Rs. 8.62 Lacs paid to whole-time director is subject to Shareholder's Approval.

Commission to other directors other than whole-time directors	**150.00**	100.00

Computation of net profit in accordance with Section 198 of the Companies Act, 1956	Rs. in Crores
Profit before taxation as per profit and loss account	**504.58**
Add :	
Managerial Remuneration	**1.17**
Directors' Fee	**0.04**
Commission to other directors other than whole-time directors	**1.50**
Provision for Diminution in Value of Investment	**6.36**
Loss on Sale of Long Term Investments (Net)	**208.62**
	722.27
Less :	
Profit on Sale of Current Investments (Net)	**6.37**
Net Profit	**715.90**
Commission	
— Amount	**1.50**
— Percentage to net profit	**0.21%**

SCHEDULE 22 (Contd.)

				Previous Year
13	Earnings per share:			
	Net profit for the period attributable to equity shareholder's	Rs. in Crores	367.58	302.96
	Weighted average number of equity shares outstanding	Numbers	91689485	91689485
	Basic and diluted earnings per share (face value of Rs.10 each)	Rs.	40.09	33.04

14 Deferred Tax Assets and Liabilities as on 31st March, 2003 are as under:

		Rs. in Crores
Deferred Tax Assets:		
Accrued Expenses deductible on payment basis	33.00	26.33
Expenses allowable in installments in Income Tax	10.75	13.52
Others	1.39	3.66
	45.14	43.51
Deferred Tax Liabilty :		
Accumulated Depreciation	670.64	684.01
Net Deferred Tax Balance	625.50	640.50

The deferred tax balance has arisen principally on account of the timing difference between the depreciation admissible under Income Tax and the depreciation adjusted in the accounts. Though adjustment is being made in terms of Accounting Standard 22, having regard to the normal capital expenditure which the Company is expected to continue to make in future years, the "timing difference" is not expected to be effectively reversed and no cash outgo likely to materialize on account thereof.

Deferred tax asset is recognised and carried forward only to the extent that there is reasonable certainity that sufficient future taxable income will be available against which such deferred tax asset can be adjusted.

15 The Details of Company's Interest in its Joint Ventures, having Joint Control, is as under as per the requirements of AS-27 on Financial Reporting of Interest in Joint Ventures :

Rs. in Crores.

Particulars	Idea Cellular Ltd.	Tanfac Industries Limited	AV Cell Inc., Canada
% Share Held	7.34	9.98	16.67
a. Assets	239.22	8.11	28.30
b. Liabilities	158.15	3.92	12.45
c. Income	68.45	7.31	43.54
d. Expenses	81.43	6.91	47.13

16. **Segment Reporting**

a. Primary Segment Reporting (by business segment)

1 Segment have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	—	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	—	Caustic Soda & Allied Chemicals
Cement	—	Grey & White Cement
Sponge Iron	—	Sponge Iron
Textiles	—	Fabrics & Yarn

SCHEDULE 22 (Contd.)

2 Inter-segment transfers of independent marketable products are at market rates
3 Information about Business segments (For the Current Year 2002-2003).

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	1860.73	222.79	2608.47	470.73	243.83	5.73		5412.28
1b	Gross Sales (Inter-segment)	48.24	72.58	0.83	—	0.49		(122.14)	0.00
	Total Gross Sales	1908.97	295.37	2609.30	470.73	244.32	5.73	(122.14)	5412.28
2a	Other Income	9.05	1.90	29.99	8.77	15.21	0.82		65.74
2b	Unallocated Corporate Other Income								67.24
	Total Other Income	9.05	1.90	29.99	8.77	15.21	0.82	0.00	132.98
3	**Total Revenue**	**1918.02**	**297.27**	**2639.29**	**479.50**	**259.53**	**6.55**	**(122.14)**	**5545.26**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**543.81**	**38.38**	**222.02**	**66.56**	**(22.12)**	**(4.08)**		**844.57**
2	Unallocated CorporateIncome / (Expenses)								42.96
3	Interest Expense								(168.41)
4	**Profit from ordinary activities**								**719.12**
5	**Exceptional Items:**								
	— Loss on Sale of Shares in MRPL								(208.62)
	— Employee Separation Compensation	(3.58)	(1.16)	(0.73)		(0.45)			(5.92)
6	**Profit Before Tax**								**504.58**
7	Provision for Current Tax								(192.00)
8	Deferred Tax								15.00
9	Tax Provision of earlier year written back								40.00
10	**Profit after Tax**								**367.58**
C	**OTHER INFORMATION :**								
1	**Segment Assets**	**1009.75**	**247.00**	**2472.07**	**526.28**	**156.20**	**6.44**		**4417.74**
2	Unallocated Corporate Assets								2144.01
3	**Total Assets**								**6561.75**
4	**Segment Liabilities**	**159.18**	**36.25**	**384.38**	**28.52**	**46.86**	**3.00**		**658.19**
5	Unallocated Corporate Liabilities								2926.25
6	**Total Liabilities**								**3584.44**
7	**Capital Expenditure**	**42.34**	**13.07**	**204.03**	**0.92**	**9.26**			**269.62**
8	**Depreciation**	**47.74**	**15.90**	**138.20**	**37.01**	**13.76**	**0.05**		**252.66**
9	**Non Cash Expenses other than Depreciation**								**6.36**

SCHEDULE 22 (Contd.)

Information about Business Segments (For the previous year 2001-2002):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Eliminations	Total Company
A	REVENUE								
1a	Gross Sales (External)	1489.81	173.63	2452.94	383.17	300.22	270.03	-	5069.80
1b	Gross Sales (Inter-segment)	52.67	80.09	1.01	0.00	0.47		(134.24)	0.00
	Total Gross Sales	**1542.48**	**253.72**	**2453.95**	**383.17**	**300.69**	**270.03**	**(134.24)**	**5069.80**
2a	Other Income	6.79	2.51	23.92	10.82	12.78	5.14		61.96
2b	Unallocated Corporate Other Income								67.38
	Total Other Income	**6.79**	**2.51**	**23.92**	**10.82**	**12.78**	**5.14**	**0.00**	**129.34**
3	**Total Revenue**	**1549.27**	**256.23**	**2477.87**	**393.99**	**313.47**	**275.17**	**(134.24)**	**5199.14**
B	RESULTS								
1	**Segment Result (PBIT)**	**305.89**	**11.42**	**338.67**	**11.86**	**(37.71)**	**0.22**		**630.35**
2	Unallocated CorporateIncome / (Expenses)								54.73
3	Interest Expense								(190.25)
4	**Profit from ordinary activities**								**494.83**
5	**Exceptional Items:**								
	— Loss on Sale of Shares in Subsidiary								(18.11)
	— Loss on Sale of Undertaking					(31.93)			(31.93)
	— Write-down of fixed assets on retirement from active use	(19.01)							(19.01)
	— Retrenchment Compensation	(55.33)							(55.33)
	— Employee Separation Compensation	(9.10)	(1.63)	(13.49)		(3.38)			(27.60)
6	**Profit Before Tax**								**342.85**
7	Provision for Current Tax								(56.50)
8	Deferred Tax								(51.50)
9	Tax Provision of earlier year written back								68.11
10	**Profit after Tax**								**302.96**
C	OTHER INFORMATION :								
1	**Segment Assets**	**999.05**	**253.52**	**2404.00**	**590.57**	**209.64**	**68.36**		**4525.14**
2	Unallocated Corporate Assets								1720.40
3	**Total Assets**								**6245.54**
4	**Segment Liabilities**	**119.81**	**26.01**	**348.90**	**20.19**	**76.51**	**33.21**		**624.63**
5	Unallocated Corporate Liabilities								2266.21
6	**Total Liabilities**								**2890.84**
7	**Capital Expenditure**	**31.00**	**4.51**	**210.95**	**1.36**	**8.41**	**1.92**		**258.15**
8	**Depreciation**	**48.21**	**16.26**	**130.30**	**38.71**	**17.15**	**0.13**		**250.76**
9	**Non Cash Expenses other than Depreciation**	**19.01**							**19.01**

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

17. **Related Party Transactions :**

a. Parties where control exists -

<u>Subsidiaries:</u>
Sun God Trading & Investment Ltd.
Samruddhi Swastik Trading & Investment Ltd.
Shree Digvijay Cement Co. Ltd.

b. Other Related Parties with whom transactions have taken place during the year :

<u>Joint Ventures :</u>
Mangalore Refinery & Petrochemicals Ltd. (Transactions till 03.03.2003)
Idea Cellular Limited
AV Cell Inc. , Canada
TANFAC Industries Limited

<u>Key Management Personnel & Relatives</u>
Mr. Shailendra K. Jain, Whole Time Director

<u>Relatives of Mr. Shailendra K.Jain</u>
Mrs. Niharika Jain, Wife
Mr. Suvvrat Jain, Son
Mr. Devavrat Jain, Son

c. **Nature of Transaction**

Rs. in Crores

	Particulars	Subsidiary	Joint Venture	Key Management Personnel	Relatives of Key Management Personnel	Total
1.	Sales & Services	0.24	(38325)			0.24
		9.51	*1.81*			*11.32*
2.	Interest and other Income Received / Receivable	7.30	Nil		(20265)	7.30
		4.58	*2.46*		*(28202)*	*7.04*
3.	Purchases of goods / Payment for other services	5.35	79.91	1.17	0.03	86.46
		13.02	*88.64*	*1.09*	*0.03*	*102.78*
4.	Finance Provided	50.82				50.82
		41.00				*41.00*
5.	Interest paid		Nil		Nil	Nil
			(19726)		*0.01*	*0.01*
6.	Sale of Fixed Assets	Nil	Nil			Nil
		0.01	*8.69*			*8.70*
7.	Outstanding Balances as on 31st March :					
	Debtors	Nil	(945)			—
		0.52	*0.04*			*0.56*
	Loans & Advances	110.95	(2000)	0.20	Nil	111.15
		60.58	*20.24*	*Nil*	*0.11*	*80.93*
	Creditors	0.01	Nil		(34000)	0.01
		0.59	*0.46*		*Nil*	*1.05*
	Unsecured Loan			0.10		0.10
				0.10		*0.10*

Note : Previous Year's figures are given in Italics and includes transactions with Birla Technologies Limited till 31-01-2002.

18. Previous year's figures have been regrouped and rearranged whereever necessary to conform to this year's classification.

19. All the amounts in rupees have been rounded off to crores with lacs in decimals as approved under Section 211 (1) of the Companies Act, 1956. Figures of Rs.50,000 or less have been shown at actuals in brackets.

20. Additional information required under Part II of Schedule VI to the Companies Act, 1956 (as certified by the Executives of the respective Divisions) is as per Schedule 23.

SCHEDULE 23

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

1. CAPACITY & PRODUCTION

	Products	Unit	Licensed/ Registered * Capacity		Installed Capacity		Production # (Quantity)	
			2002-03	2001-02	2002-03	2001-02	2002-03	2001-02
1.	Viscose Staple Fibre/Polynosic/ HWM/ /Hi-Performance/ Speciality Fibre	Tonne						
	— At Nagda, Harihar & Kharach		322100	322100	220775	220775	224610	176462
2.	Sulphuric Acid (Captive & Intermediate Products)	Tonne						
	— At Nagda, Harihar & Kharach		298070	298070	188970	188970	183268	153434
3.	Carbon-di-Sulphide (Captive & Intermediate Products)	Tonne						
	— At Nagda, Harihar & Kharach		67615	67615	42306	42306	40628	31271
4.	Rayon Grade Pulp (At Harihar)	Tonne	72000	72000	70000	70000	70495	71251
5.	Rayon Grade Caustic Soda	Tonne	198000	175800	190800	160600	151445	129784
6.	Stable Bleaching Powder	Tonne	45000	45000	15000	15000	19730	17523
7.	Man-Made Fibre Fabrics	Mtr. (in 000's)	600	600	126	126	11040	15478
	(At Gwalior & Bhiwani)		Looms	Looms	Looms	Looms		
		Kg. (in 000's)					184	307
8.	Man-Made Fibre Yarn	Kg. (in 000's)	117500	117500	43488	43488	8322	9203
	(At Bhiwani & Malanpur)		Spindles	Spindles	Spindles	Spindles		
9.	Cement	Tonne						
	At Jawad, Raipur, Shambhupura, Malkhed & Reddipalayam		18154290	17166000	12915290	11366000	11088469	9528418
10.	White Cement (At Khariakhangar)	Tonne	400000	400000	400000	400000	310163	267915
11.	Industrial Machinery	Tonne	25000	25000	15950	15950	##	##
12.	Poly Aluminium Chloride	Tonne	66000	66000	36000	13860	22460	20587
13.	Chloro Sulphonic Acid	Tonne	49500	49500	16500	16500	17309	11106
14.	Sponge Iron	Tonne	600000	600000	900000	900000	612879	559567

Notes:

(a) * Registered capacities are those capacities for which registrations granted pursuant to the schemes of delicensing.

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) # Includes third party processing

(d) Installed capacities for the year indicated above include those vested in the Company consequent to the Scheme of arrangement. Necessary applications have been submitted to obtain endorsement of the name of the Company.

(e) ## Quantitative data can not be given as production represents fabrication,machining, etc. against individual tailor made orders.

SCHEDULE 23 (Contd.)

2. TURNOVER AND STOCKS

(Value Rs. in Crores)

	Products	Unit	Turnover				Stock					
			2002-03		2001-02		As on 31.3.2003		As on 31.3.2002		As on 31.3.2001	
			Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value
1.	Viscose Staple Fibre (At Nagda Harihar & Kharach)	Tonne	222700	1751.85	175902	1400.39	11043	62.38	14333	78.97	19391	116.23
			5200*		5618*							
2.	Rayon Grade Pulp	Tonne	70.00	0.18			1384	2.10	1015	1.57	1161	1.73
	(At Mavoor & Harihar)		70056*		71397*							
3.	Rayon Grade Caustic Soda	Tonne	77142	80.47	73306	109.03	3171	3.28	2551	2.63	1818	1.65
			73683*		55745*							
4.	Stable Bleaching Powder	Tonne	19570	20.11	17213	14.74	531	0.44	417	0.25	180	0.14
			46*		73*							
5.	Man-Made Fibre Fabrics (At Gwalior & Bhiwani)	Mtr. (in 000's)	12206	138.09	17213	196.90	1602	16.45	2558	30.98	3567	41.19
		Kg. (in 000's)	181		325		28		25		43	
6.	Man-Made Fibre Yarns - At Bhiwani & Malanpur	Kg. (in 000's)	7760	104.69	7625	101.76	595	7.59	854	11.87	1349	19.79
			825*		2073*							
7.	Industrial Machinery	Tonne		1.97		2.25	—	—	—	—	—	—
	(At Nagda & Harihar)			12.84#		3.03#						
8.	Poly Aluminium Chloride	Tonne	21013	12.90	20190	11.86	894	0.61	336	0.16	688	0.32
			889*		749*							
9.	Chlorosulphonic Acid	Tonne	17403	13.85	11002	4.07	86	0.04	180	0.06	76	0.04
10.	Cement	Tonne	10943931	2253.04	9556830	2176.45	172611	27.70	166484	25.74	138188	21.88
	(At Jawad, Raipur, Shambhupura & Malkhed)		211076*	1.85#	121101*	2.42#						
11.	White Cement (At Khariakhangar)	Tonne	305223	198.40	266105	191.87	8621	3.86	3681	1.59	1871	0.89
12.	Sponge Iron	Tonne	612425	453.18	562334	365.67	8302	4.79	7848	4.49	10615	5.97
13.	Trading Activities :											
	Spices	Tonne			667	5.13					409	3.40
	Sulphur	Tonne			268692	37.12					13998	2.29
	Coal	Tonne			458569	140.54					39984	7.29
	S. Kerosene oil	Tonne			33495	39.21					4680	4.44
	Coffee, Rice, Oil, Sugar etc.			5.73		41.91		0.37		5.30		11.88
14.	Others @			363.13		225.45						0.27
				5397.59		5064.35						
				14.69#		5.45#						
				5412.28		5069.80		129.61		163.61		239.40

Notes:

1. * Inter-Divisional transfers
2. # Inter-Divisional transfers to Fixed Assets at Cost
3. @ Includes Service Income Rs.4.60 Crores (Previous Year Rs.15.41 Crores), Tax deducted at source Rs.0.30 Crore (Previous Year Rs.0.31 Crore).

SCHEDULE 23 (Contd.)

3. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS

(Value Rs. in Crores)

	Unit	2002-03		2001-02	
		Quantity	Value	Quantity	Value
a) Raw Materials Consumed:					
Pulp Wood	Tonne	214988	45.77	217303	59.37
Dissolving Pulp	Tonne	157298	416.00	107737	314.62
		70031*		71367*	
Caustic Soda	Tonne	56177	54.06	47499	68.56
		70501*		53430*	
Sulphur	Tonne	97120	35.51	77824	19.00
Salt	Tonne	236500	19.52	204054	17.19
Hydrated Lime	Tonne	15136	4.06	13273	3.77
Man-made Fibre Yarn	Kg.(in 000's)	2021	26.73	2201	23.89
		825*		2022*	
Cotton Man-made Fibres	Kg.(in 000's)	4517	25.44	5497	27.67
		5220*		5617*	
Lime Stone	Tonne	14422533	110.52	12433301	97.10
Steel Plates, Sheets etc.	Tonne	738	2.54	587	1.51
Natural Gas	SMQ('000)	202665	60.80	192547	58.29
Naptha	Tonne	12231	17.86	8185	8.97
Iron Ore Pellets	Tonne	352004	77.40	413229	83.62
Iron Ore Lumps	Tonne	500398	75.35	414357	58.23
Others			204.35		154.36
			1175.91		996.15

* Consumption of own Production

	Unit	2002-03 Quantity	2002-03 Value	2001-02 Quantity	2001-02 Value
b) Purchase of Finished Goods:					
Fabrics	Mtr.(in 000's)	210	1.46	726	5.33
Cement	Tonne	72665	15.93	177809	35.22
Yarn	000 Kgs.	4	0.14		
Enginering Items			0.09		
Spices	Tonnes			258	1.97
Sulphur	Tonnes			254694	25.10
Coal	Tonnes			418585	101.37
S. Kerosene oil	Tonnes			28815	37.09
Coffee, Rice, Oil, Sugar etc.	Tonnes				39.63
			17.62		245.71
c) Imports at CIF Value :					
Raw Materials			309.61		210.25
Finished Goods			0.00		131.68
Spare Parts, Components & Coal			81.23		52.74
Capital Goods			67.66		5.93

SCHEDULE 23 (Contd.)

d) Total Value of Raw Materials, Stores, Spare Parts and Components consumed:

(Value Rs. in Crores)

	Raw Materials				Stores, Spare parts, Components etc.			
	2002-03		2001-02		2002-03		2001-02	
	Value	%	Value	%	Value	%	Value	%
Imported	330.41	28.10	283.23	28.43	40.51	12.88	38.64	13.62
Indigenous	845.50	71.90	712.92	71.57	273.93	87.12	245.13	86.38
	1175.91	100.00	996.15	100.00	314.44	100.00	283.77	100.00

4. EXPENDITURE IN FOREIGN CURRENCY:

	2002-03	2001-02
i) Technical know-how and Services	**0.14**	0.35
ii) Professional and Consultancy Fees	**1.23**	0.69
iii) Interest and Commitment Charges on Foreign Currency Loans/Debentures	**0.83**	2.38
iv) others	**4.13**	6.00

5. EARNINGS IN FOREIGN EXCHANGE:

	2002-03	2001-02
i) Export of Goods - On F.O.B basis	**112.51**	101.78
ii) Technical Know-how & Service charges	**0.30**	0.44
iii) Interest and Dividend	**2.55**	1.50
iv) Others	**0.29**	4.44

6. DIVIDEND TO NON-RESIDENT SHAREHOLDERS:

	For 2001-02			For 2000-01		
	No. of Shareholders	Shares held	* Gross Amount of Dividends (Rs.in lacs)	No. of Shareholders	Shares held	*Gross Amount of Dividends (Rs.in lacs)
Equity	6110	24962991	2246.67	6373	26619548	2130.00
			2246.67			2130.00

* Includes Rs. 1839.74 Lacs (Previous Year Rs.2126.35 lacs) pertaining to Dividend Warrants of Non-Resident shareholders sent to their Bankers/ Mandates in India.

Signatures to Schedules '1' to '23'

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

D. D. RATHI
Group Executive President & CFO

ASHOK MALU
Company Secretary

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

Mumbai
Dated: 29th April, 2003

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet abstract and General Business Profile

1 Registration Details

Registration No.	10-00410	State Code	10
Balance Sheet Date	31-03-03		

2 Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	Private Placement
NIL	NIL

3 Position of mobilisation and deployment of funds (Amount in Rs. Thousands)

Total Liabilities	Total Assets
56788947	56788947

Sources of Funds :

Paid up Capital	Reserves & Surplus
916895	35111366
Secured Loans	Unsecured Loans
15368103	5392583

Application of Funds :

Net Fixed Assets	Investments
32701105	17960478
Net Current Assets	Miscellaneous Expenditure
6127363	NIL
Accumulated Losses	
NIL	

4 Performance of the Company (Amount in Rs. Thousands)

Turnover	Total Expenditure
54122809	50406808
+ - Profit / (Loss) before Tax	+ - Profit / (Loss) after Tax
+5045786	+3677786
Earnings per Share (Rs.)	Dividend Rate (%)
40.09	100.00

5 Generic names of three principal products / services of the Company (As per monetary terms)

a)	Item Code No.	550410-00
	Product Description	STAPLE FIBRE
b)	Item Code No.	252329-01
	Product Description	GREY PORTLAND CEMENT
c)	Item Code No.	720310-00
	Product Description	SPONGE IRON

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

Mumbai
Dated: 29th April, 2003

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2003 AS PER THE LISTING AGREEMENT

Rs.in Crores

		Current Year		Previous Year	
A.	**Cashflow from Operating Activities**				
a.	Net profit before tax and exceptional item	719.12		494.83	
	Adjustment for :				
	Depreciation	254.14		251.70	
	Provision for Diminution in Value of Investment	6.36			
	Interest expenses	168.41		190.25	
	Interest Income	(39.67)		(55.29)	
	Dividend Income	(34.87)		(11.31)	
	Provision for Bad and Doubtful debts	—		1.20	
	Profit/Loss on sale of Fixed Assets (Net)	9.52		5.39	
	Profit on sale of Investments (Net)	(6.37)		(10.85)	
b.	Operating profit before working capital changes	1,076.64		865.92	
	Adjustments for :				
	Trade and other receivables	1.91		100.81	
	Inventories	8.94		177.02	
	Assets Held for Disposal	1.42			
	Trade Payables	45.41		(84.56)	
c.	Cash generated from Operations	1,134.32		1,059.19	
	Direct Taxes Paid (Net)	(160.39)		55.41	
	Cash from operating activities before exceptional item	973.93		1,114.60	
d.	Exceptional items	(5.92)		(103.04)	
	Net Cash from Operating Activities		968.01		1,011.56
B.	**Cash Flow from Investing Activities**				
	Purchase of fixed assets	(299.16)		(253.56)	
	Sale of fixed assets	33.47		7.86	
	Purchase of investments	(625.07)		(776.13)	
	Sale of Shares in Subsidiary	—		11.26	
	Sale of Investments	30.08		3.18	
	Investments/Advances in Joint Ventures, Subsidiaries & Others	(46.52)		0.03	
	Gain on sale of Current Investments	6.37		10.87	
	Interest received	39.68		57.40	
	Dividend received	34.87		11.31	
	Net Cash from / (used in) investing activities		(826.28)		(927.78)
C.	**Cash Flow from Financing Activities**				
	Proceeds from borrowings	597.14		455.02	
	Repayments of borrowings	(516.61)		(273.58)	
	Interest paid	(177.74)		(195.79)	
	Dividends paid	(82.73)		(71.98)	
	Corporate dividend tax	—		(7.48)	
	Net Cash from / (used in) financing activities		(179.94)		(93.81)
D.	**Net increase/(Decrease) in Cash and Cash equivalent**		(38.21)		(10.03)
	Cash and Cash equivalent at beginning of the year		148.32		158.35
	Cash and Cash equivalent at end of the year		110.11		148.32
	(Cash and cash equivalent represent Cash and Bank balances)				

Note :

1 Previous year figures have been regrouped/recast wherever necessary

As per our separate report attached

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

D. D. RATHI
Group Executive President & CFO

Mumbai
Dated: 29th April, 2003

ASHOK MALU
Company Secretary

SHAILENDRA K. JAIN
Whole-time Director

Statement pursuant to Section 212 of the Companies Act, 1956 relating to Subsidiary Companies

	Name of the Subsidiary Company	Shree Digvijay Cement Company Limited	Sun God Trading And Investments Limited	Samruddhi Swastik Trading And Investments Limited
1	Financial year of the Subsidiary ended on	30.9.2002	31.03.2003	31.03.2003
2	Holding Company's Interest			
	i) Equity Shares of Rs.10 each			
	a) Number of Shares Fully paid	4652870	49000	6500000
	b) Extent of holding	62.42%	100%	100%
	ii) 15% Redeemable Cumulative Preference Shares			
	a) Number of Shares (Face Value Rs.100 each) Partly Paid (Rs.25 per share paid up) * Fully Paid-up	-	100 *	100
	b) Extent of holding	-	100%	100%
		Rs. in Lacs	Rs. in Lacs	Rs. in Lacs
3	Net aggregate amount of Profit/(Losses) of the Subsidiary, so far as they concern members of Grasim Industries Limited			
	i) For the Financial Year of Subsidiary			
	a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL
	b) Not dealt with in the accounts of the Holding Company	(1278.13)	(0.02)	18.71
	ii) For the previous Financial years of the Subsidiary since it became the holding Company's Subsidiary			
	a) Dealt with in the accounts of the Holding Company	NIL	NIL	NIL
	b) Not dealt with in the accounts of the Holding Company	(9563.36)	(0.16)	101.28
4	As the Financial Year of the Subsidiary Companies coincide with the Financial Year of the Holding Company, Section 212(5) of the Companies Act, 1956, is not applicable.	**	N.A.	N.A.
	** Changes in the interest of the Holding Company between the end of the subsidiary's financial year and 31st March, 2003 :			
	Number of shares acquired	NIL		
	Material changes between the end of the subsidiary's financial year and 31st March, 2003			
	a) Fixed assets (net additions)	NIL		
	b) Investments (Net)	NIL		
	c) Moneys lent by the subsidiary	NIL		
	d) Moneys borrowed by the subsidiary company other than for meeting current liabilities	NIL		

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

ASHOK MALU
Company Secretary

D. D. RATHI
Group Executive President & CFO

SHAILENDRA K. JAIN
Whole-time Director

Mumbai
Dated: 29th April, 2003

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

AUDITOR'S REPORT TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF GRASIM INDUSTRIES LIMITED, ITS SUBSIDIARIES AND ITS INTERESTS IN JOINT VENTURES

We have examined the attached consolidated Balance Sheet of GRASIM INDUSTRIES LIMITED, its subsidiaries and its interests in joint ventures as at 31st March 2003, and the consolidated Profit and Loss Account and also the consolidated Cash Flow Statement for the year then ended.

1. These financial statements are the responsibility of the Grasim Industries Limited's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

2. (a) The financial statements of the subsidiary Shree Digvijay Cement Company Limited, have been audited by Lodha & Co. whose financial statements reflect total assets of Rs.194.14crores as at 31st March 2003 and total revenues of Rs.172.50 crores for the year then ended.

   (b) We did not audit the financial statements of other subsidiaries, whose financial statements reflect total assets of Rs.47.92 crores as at 31st March 2003 and total revenues of Rs.0.67 crores for the year then ended. These financial statements have been audited by respective auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included in respect of the subsidiaries, is based solely on the report of the other auditors.

3. (a) We did not audit the financial statements of joint ventures AV Cell Inc, Canada and TANFAC Industries Limited, whose financial statements reflect total assets of Rs.169.72crores and Rs.81.21 crores as at 28th September 2002 and 31st March 2003 respectively and total revenues of Rs.261.12 crores and Rs.73.12 crores respectively for the year ended on respective date. These financial statements have been audited by their respective auditors, whose reports have been furnished to us by the management, and our opinion, insofar as it relates to the amounts included in respect of the joint ventures, is based solely on the report of the respective auditors.

   (b) We did not audit the separate financial statements of other joint venture Idea Cellular Limited, whose unaudited financial statements reflect total assets of Rs.3259.77 crores as at 31st March 2003 and total revenues of Rs.932.57 crores for the year then ended. The said financial statements, which were furnished to us by the management, were unaudited. We are unable to express an opinion on true and fair view insofar as it relates to the amounts included in the consolidated financial statements in respect of the joint venture for the reasons as stated above.

We report that the consolidated financial statements have been prepared by the Company in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements and Accounting Standard (AS) 27, Financial Reporting of Interests In Joint Ventures, issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of Grasim Industries Limited, its subsidiaries and its joint ventures included in the consolidated financial statements.

On the basis of the information and explanation given to us and on the consideration of the separate audit reports on individual audited financial statements of Grasim Industries Limited, its subsidiaries and joint ventures (including unaudited financial statements of one joint ventures) include in the consolidated financial statements read together with Notes on Accounts of Consolidated Financial Statements, we are of the opinion that:

(a) the consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of Grasim Industries Limited, its subsidiaries and its interests in joint ventures as at 31st March 2003;

(b) the consolidated Profit and Loss Account gives a true and fair view of the consolidated results of operations Grasim Industries Limited, its subsidiaries and its interests in joint ventures for the year then ended; and

(c) the consolidated Cash Flow Statement gives a true and view of the consolidated cash flows of Grasim Industries Limited, its subsidiaries and its interests in joint ventures for the year ended on that date.

For Lodha & Co.
Chartered Accountants
NARENDRA LODHA
Partner

For G.P.Kapadia & Co.
Chartered Accountants
ATUL B. DESAI
Partner

Place : Mumbai
Date : 29th April, 2003

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2003

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Rs. in Crores Consolidated Previous Year
SOURCES OF FUNDS					
Shareholders Funds					
Share Capital	1				
Equity Share Capital		91.67	164.38	256.05	91.67
Proportionate consolidation eliminations				(164.38)	
				91.67	
Share Capital Suspense		0.02	—	0.02	0.02
Other Share Capital	2	—	41.92	41.92	—
Reserves and Surplus	3	2,753.23	(105.19)	2,648.04	2,518.49
Proportionate consolidation eliminations				0.64	
				2,648.68	
		2,844.92	101.11	2,782.29	2,610.18
Deferred Tax Balance		625.93	0.56	626.49	640.86
Loan Funds					
Secured Loans	4	1,633.62	46.82	1,680.44	1,616.65
Unsecured Loans	5	570.16	94.58	664.74	506.01
Documentary Bills Discounted with Banks	6	35.95	0.05	36.00	105.15
		2,239.73	141.45	2,381.18	2,227.81
TOTAL		5,710.58	243.12	5,789.96	5,478.85
APPLICATION OF FUNDS					
Fixed Assets					
Gross Block	7	5,684.10	169.67	5,853.77	5,451.86
Less: Depreciation		2,418.32	42.27	2,460.59	2,191.98
Net Block		3,265.78	127.40	3,393.18	3,259.88
Capital Work-in-Progress		89.09	5.54	94.63	103.83
		3,354.87	132.94	3,487.81	3,363.71
Intangible Assets - Entry / License Fees		—	75.14	75.14	—
Fixed Assets held for Disposal		25.06	—	25.06	26.48
Investments	8	1,772.75	3.82	1,776.57	1,353.21
Proportionate consolidation eliminations				(164.89)	
				1,611.68	
Goodwill	9	87.08	—	87.08	87.08
on proportionate consolidation of interest in joint ventures				1.15	
				88.23	
Current Assets, Loans and Advances					
Interest accrued on Investments		—	—	—	0.01
Inventories	10	568.51	10.46	578.97	577.72
Sundry Debtors	11	441.88	10.95	452.83	516.27
Cash and Bank Balances	12	114.78	5.38	120.16	153.94
Loans and Advances	13	317.97	33.34	351.31	319.34
		1,443.14	60.13	1,503.27	1,567.28
Less:					
Current Liabilities and Provisions					
Liabilities	14	872.93	32.28	905.21	834.29
Provisions	15	133.34	0.23	133.57	104.54
		1,006.27	32.51	1,038.78	938.83
Net Current Assets		436.87	27.62	464.49	628.45
Deferred Tax Balance		33.95	1.01	34.96	19.92
Miscellaneous Expenditure	16	0.00	2.59	2.59	—
TOTAL		5,710.58	243.12	5,789.96	5,478.85
Accounting Policies and Notes on Accounts	25				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

Mumbai
Dated: 29th April, 2003

D. D. RATHI
Group Executive President & CFO

ASHOK MALU
Company Secretary

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

CONSOLIDATED PROFIT & LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2003

Rs. in Crores

	Schedules	Grasim & Subsidiaries	Joint Ventures	Consolidated	Consolidated Previous Year
INCOME					
Sales (Includes Services Revenue)		5,604.06	114.57	**5,718.63**	5,249.10
Less: Excise Duty		831.51	1.02	**832.53**	723.49
Net Sales (including Services Revenue)		4,772.55	113.55	**4,886.10**	4,525.61
Interest and Dividend Income	17	67.51	6.15	**73.66**	62.49
Other Income	18	64.60	0.41	**65.01**	65.93
Increase/ (Decrease) in Stocks	19	(19.20)	(0.81)	**(20.01)**	(95.81)
		4,885.46	**119.30**	**5,004.76**	4,558.22
EXPENDITURE					
Raw Materials Consumed	20	1,203.59	23.87	**1,227.46**	1,026.68
Manufacturing/ Operating Expenese	21	1,319.05	34.12	**1,353.17**	1,122.13
Purchases of Finished and Other Products		17.52	0.01	**17.53**	246.68
Payments to and Provisions for Employees	22	344.15	12.91	**357.06**	341.59
Selling, Distribution, Administration and Other Expenses	23	851.65	31.14	**882.79**	872.64
Interest	24	196.81	12.33	**209.14**	217.48
Depreciation		263.52	15.32	**278.84**	260.34
Amortization of Intangible Assets		—	5.23	**5.23**	—
Amortization of Miscellaneous Expenditure		—	0.72	**0.72**	—
		4,196.29	**135.65**	**4,331.94**	4,087.54
Profit before Tax & Exceptional items		**689.17**	**(16.35)**	**672.82**	470.68
Loss on Sale of Subsidiary		—	—	—	(18.11)
Loss on Sale of Shares in MRPL		(208.62)		**(208.62)**	—
Employee Separation Compensation		(18.61)	—	**(18.61)**	(27.60)
Write down of Fixed Assets on Retirement		—	—	—	(19.01)
Retrenchment Compensation		—	—	—	(55.33)
Loss on Sale of a Textile Unit					(15.00)
Loss on Sale of Assets of a Textile Unit		—	—	—	(16.93)
Profit before Tax		**461.94**	**(16.35)**	**445.59**	318.70
Provision for tax of earlier year written back		39.76	—	**39.76**	68.13
Provision for Current Tax		(192.04)	(0.17)	**(192.21)**	(56.52)
Deferred tax		28.95	0.30	**29.25**	(42.85)
Profit after Tax		**338.61**	**(16.22)**	**322.39**	287.46
Less : Minority Interest		—	—	—	
Net Profit		**338.61**	**(16.22)**	**322.39**	287.46
Investment Allowance Reserve Written back		—	—	—	0.15
Deferred tax credit for earlier years on intial adoption		—	—	—	11.16
Debenture redemption reserve no longer required		212.01	0.10	**212.11**	—
Balance brought forward from Previous Year		824.40	(99.06)	**725.34**	1,356.61
Profit available for Appropriation		**1,375.02**	**(115.18)**	**1,259.84**	1,655.38
Appropriations					
Transferred to Deferred Tax balance		—	—	—	0.25
Debenture Redemption Reserve		—	—	—	48.23
Proposed Final Dividend		91.67	0.12	**91.79**	82.50
Corporate Dividend Tax		11.75	0.01	**11.76**	—
General Reserve		450.00	0.40	**450.40**	700.00
Balance carried to Balance Sheet		821.60	(115.71)	**705.89**	824.40
		1,375.02	**(115.18)**	**1,259.84**	1,655.38
Basic and diluted earnings per share (in Rs.)				**35.16**	31.35
Accounting Policies and Notes on Accounts	25				

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

D. D. RATHI
Group Executive President & CFO

ASHOK MALU
Company Secretary

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

SHAILENDRA K. JAIN
Whole-time Director

Mumbai
Dated: 29th April, 2003

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Consolidated Previous Year
SCHEDULE 1				
EQUITY SHARE CAPITAL				
91669685 Equity Shares of Rs.10 each fully paid	91.67	164.38	256.05	91.67
Proportionate consolidation eliminations			(164.38)	
			91.67	
Share Capital Suspense	0.02	—	0.02	0.02
	91.69	164.38	91.69	91.69
SCHEDULE 2				
OTHER SHARE CAPITAL				
Class B Non Voting Shares of AV Cell Inc.	—	5.10	5.10	—
11% Red. Cum Non-Convertible Pref Shares of Rs. 100 lacs each of Idea Cellular Ltd.	—	28.40	28.40	—
Advance against Equity Share Capital at Idea Cellular Ltd.	—	8.42	8.42	—
	—	41.92	41.92	—
SCHEDULE 3				
RESERVES AND SURPLUS				
1. Capital Reserve				
— On Revaluation of Fixed Assets	6.27	—	6.27	7.32
— Capital Subsidy	2.40	0.03	2.43	1.80
2. Amalgamation Reserve	1.38	7.33	8.71	1.38
3. Preference Share Capital Redemption Reserve	1.83	—	1.83	1.83
4. Debenure Redemption Reserve	196.50	—	196.50	408.51
5. Share Premium Account	823.52	—	823.52	823.52
6. General Reserve	891.00	3.16	894.16	441.00
7. Investment Allowance Reserve	8.73	—	8.73	8.73
8. Foreign Currency translation reserve(on proportionate consolidation)	—	—	0.64	—
9. Surplus as per Profit and Loss Account	821.60	(115.71)	705.89	824.40
Total	2753.23	(105.19)	2,648.68	2,518.49
SCHEDULE 4				
SECURED LOANS				
Non-Convertible Debentures	1,438.34	1.83	1,440.17	1,303.53
Interest accrued and due on above	—	—	—	0.77
Other Loans:				
Term Loans from Banks and Financial Institution				
Rupee Loans	80.00	12.88	92.88	175.19
Foreign Currency Loans	—	27.54	27.54	—
Term Loans from Others Rupee Loans	—	2.34	2.34	—
Deferred Sales-tax Loan	26.02	—	26.02	31.34
Working Capital Borrowings from Banks	89.26	2.23	91.49	105.82
	1,633.62	46.82	1,680.44	1,616.65

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Rs. in Crores Consolidated Previous Year
SCHEDULE 5				
UNSECURED LOANS				
Fixed Deposits	0.84	—	0.84	1.16
Short Term Loans and Advances:				
From Banks:				
Commercial Paper	—	0.50	0.50	95.00
Buyers' Import Credit	136.05	—	136.05	18.50
Cash Credit Account with Overseas Banks	—	—	—	5.63
From Others	30.00	14.38	44.38	30.00
	166.05	14.88	180.93	149.13
Other Loans and Advances:				
From Banks:	19.75	71.63	91.38	26.77
From Others:				
Deferred Sales tax Loan	382.62	0.04	382.66	328.03
Other Long Term Loans	—	8.03	8.03	—
Int Accrued & due on above	0.90	—	0.90	0.92
	403.27	79.70	482.97	355.72
	570.16	94.58	664.74	506.01
SCHEDULE 6				
DOCUMENTARY BILLS DISCOUNTED WITH BANKS				
Against Demand/ Usance Bills under Letter of Credit (Secured)	35.62	0.05	35.67	104.55
Against Usance Bills (Unsecured)	0.33	—	0.33	0.60
	35.95	0.05	36.00	105.15

SCHEDULE 7
FIXED ASSETS

S.N.	DESCRIPTION	GROSS BLOCK AS ON 31.03.2003			Previous Year	NET BLOCK AS ON 31.03.2003			Previous Year
		Grasim & Subsidiary	Joint Ventures	Consolidated		Grasim & Subsidiary	Joint Ventures	Consolidated	
1.	FREEHOLD LAND	70.02	0.25	70.27	64.25	70.02	0.25	70.27	64.25
2.	LEASEHOLD LAND	50.30	0.48	50.78	52.89	46.21	0.46	46.67	50.02
3.	BUILDINGS	482.52	4.90	487.42	457.26	393.08	3.95	397.03	378.78
4.	WORKERS' QUARTERS UNDER GOVERNMENT SUBSIDISED SCHEMES	0.55	0	0.55	0.55	0.08	0	0.08	0.08
5.	RAILWAY SIDINGS	104.42	0	104.42	102.92	74.74	0	74.74	78.25
6.	PLANT & MACHINERY	4714.96	157.62	4,872.58	4,492.50	2540.49	119.55	2,660.04	2,526.57
7.	SHIPS	64.12	0	64.12	108.23	41.25	0	41.25	76.07
8.	FURNITURE, FITTINGS & OFFICE EQUIPMENTS	152.66	5.14	157.80	146.29	68.39	2.51	70.90	70.67
9.	LIVESTOCK	0.01	0	0.01	0.01	0.01	0	0.01	0.01
10.	VEHICLES ETC.	44.54	1.28	45.82	26.96	31.51	0.68	32.19	15.18
	TOTAL	5684.10	169.67	5853.77	5451.86	3265.78	127.40	3393.18	3259.88
CAPITAL WORK-IN-PROGRESS (including Advances & Pre-operative Expenses)						89.09	5.54	94.63	103.83
						3,354.87	132.94	3,487.81	3,363.71

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Consolidated Previous Year
SCHEDULE 8				
INVESTMENTS				
Investments in Government and Trust Securities	7.79	0.00	**7.79**	0.80
Investments in shares, debentures or bonds and others	1764.96	3.82	**1768.78**	1352.41
	1772.75	**3.82**	**1776.57**	1353.21
Proportionate consolidation eliminations			**(164.89)**	—
	1772.75	**3.82**	**1611.68**	1353.21
SCHEDULE 9				
GOODWILL				
Goodwill has been derived in accordance with AS-21 and AS-27 for which calculations are as under:				
a) In case of Investment in Subsidiaries:				
Carrying Cost of Investment	62.87		**62.87**	62.87
Less : Grasim's Share in Net Worth on acquisition	(24.21)		**(24.21)**	(24.21)
	87.08		**87.08**	87.08
b) In case of Investment in Joint Ventures:				
Carrying Cost of Investment			**164.89**	—
Less : Grasim's Share in Net Worth on acquisition			**163.74**	—
			1.15	—
SCHEDULE 10				
INVENTORIES				
Stores and Spare parts, Packing Materials and Fuels	214.73	1.79	**216.52**	209.65
Raw Materials	154.31	5.42	**159.73**	149.36
Finished Goods (including trading goods)	132.97	3.15	**136.12**	167.16
By Products	7.33	—	**7.33**	1.98
Process Stock	57.66	0.10	**57.76**	47.71
Waste/Scrap (at net realisable value)	1.51	—	**1.51**	1.86
	568.51	**10.46**	**578.97**	577.72

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Consolidated Previous Year
SCHEDULE 11				
SUNDRY DEBTORS				
Exceeding six months :				
Good and Secured	0.36	—	0.36	0.53
Good and Unsecured	35.49	0.59	36.08	60.53
Doubtful and Unsecured	7.30	6.66	13.96	6.63
	43.15	7.25	50.40	67.69
Less: Provision for Doubtful Debts	7.30	6.66	13.96	6.63
	35.85	0.59	36.44	61.06
Others				
Good and Secured	152.04	—	152.04	142.78
Good and Unsecured	253.99	10.36	264.35	312.43
Doubtful and Unsecured	—	0.98	0.98	—
	406.03	11.34	417.37	455.21
Less: Provision for Doubtful Debts	—	0.98	0.98	—
	406.03	10.36	416.39	455.21
	441.88	10.95	452.83	516.27
SCHEDULE 12				
CASH AND BANK BALANCES				
Cash balance on hand	5.52	0.38	5.90	4.77
Bank Balances:				
With Scheduled Banks:				
Current Accounts (including cheques under collection)	66.29	(0.25)	66.04	144.73
Saving Accounts	—	—	—	
Deposit Accounts	42.92	5.25	48.17	4.41
	109.21	5.00	114.21	149.14
With Others	0.02	—	0.02	—
	109.23	5.00	114.23	149.14
In Government Treasury Saving Account	0.03	—	0.03	0.03
	114.78	5.38	120.16	153.94
SCHEDULE 13				
LOANS AND ADVANCES (Considered Good)				
Secured Loans	0.09	—	0.09	0.09
Unsecured Loans-				
Deposits with Bodies Corporate	29.32	—	29.32	31.92
Deposits and Balances with Government and other Authorities (including accrued interest)	47.59	0.40	47.99	52.95
Other Deposits	32.00	0.59	32.59	24.96
Advances to Subsidiaries	—	24.89	24.89	
Advances recoverable in cash or in kind or for value to be received	139.82	7.58	147.40	148.20
Advance Income tax (Net of Provisions)	69.15	(0.12)	69.03	61.22
	317.88	33.34	351.22	319.25
	317.97	33.34	351.31	319.34

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Rs. in Crores Consolidated Previous Year
SCHEDULE 14				
CURRENT LIABILITIES				
Sundry Creditors	595.00	13.96	**608.96**	563.63
Security and Other Deposits	99.10	5.48	**104.58**	86.53
Unclaimed Dividends	4.13	0.01	**4.14**	4.35
Other Liabilities	92.12	9.50	**101.62**	87.87
Bank Overdraft	—	1.97	**1.97**	—
Interest accrued but not due on debentures/ loans	82.58	1.36	**83.94**	91.91
	872.93	32.28	905.21	834.29
SCHEDULE 15				
PROVISIONS				
Retirement Benefits	29.92	0.10	30.02	22.04
Proposed Dividends	91.67	0.13	91.80	82.50
Corporate Dividend tax	11.75	—	11.75	—
	133.34	**0.23**	**133.57**	104.54
SCHEDULE 16				
MISCELLANEOUS EXPENDITURE				
(To the extent not written-off or adjusted)				
Preliminary expenses	0.00	0.27	**0.27**	—
Share Issue Expenses	—	0.57	**0.57**	—
Deferred Revenue Expnditure	—	1.75	**1.75**	—
	0.00	**2.59**	**2.59**	—
SCHEDULE 17				
INTEREST AND DIVIDEND INCOME				
Interest (Gross) on :				
a) Government and other Securities	0.34	—	**0.34**	0.25
b) Other Investments	—	—	—	0.38
Dividend (Gross)	34.87	—	**34.87**	11.31
Interest on Bank and Other Accounts	32.30	6.15	**38.45**	50.55
	67.51	**6.15**	**73.66**	62.49
SCHEDULE 18				
OTHER INCOME				
Export Incentives	6.98	—	**6.98**	8.78
Rent Received	2.31	—	**2.31**	1.82
Lease Rent	4.03	—	**4.03**	4.03
Processing Charges	4.41	—	**4.41**	0.32
Insurance Claims	5.17	—	**5.17**	5.36
Profit on Sale of Investments	6.37	0.28	**6.65**	10.87
Excess/Short Provisions	19.96	0.07	**20.03**	19.96
Proir period adjustments	1.00	—	**1.00**	0.30
Exchange Rate Difference	0.14	—	**0.14**	—
Commission Income	—	—	—	0.33
Miscellaneous Receipts	14.23	0.06	**14.29**	14.16
	64.60	**0.41**	**65.01**	65.93

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Consolidated Previous Year
SCHEDULE 19				
INCREASE / (DECREASE) IN STOCKS				
Closing Stock				
Finished Goods	132.97	3.15	**136.12**	167.16
By-Products	7.33	—	**7.33**	1.98
Process Stock	57.66	0.10	**57.76**	47.71
Waste/Scrap	1.51	—	**1.51**	1.82
	199.47	3.25	**202.72**	218.67
Opening Stock				
Finished Goods	167.16	4.00	**171.16**	242.24
By-Products	1.98	—	**1.98**	7.08
Process Stock	47.71	0.08	**47.79**	64.02
Waste/Scrap	1.82	-	**1.82**	1.14
	218.67	4.08	**222.75**	314.48
Less : Capitalised / Diminution (IDEA)	—	(0.02)	**(0.02)**	—
	218.67	4.06	**222.73**	314.48
Increase/ (Decrease) in Stocks	**(19.20)**	**(0.81)**	**(20.01)**	(95.81)
SCHEDULE 20				
RAW MATERIALS CONSUMED				
Opening Stock	149.36	5.28	**154.64**	206.26
Purchases and Incidental Expenses	1,224.07	24.03	**1,248.10**	974:02
	1,373.43	29.31	**1,402.74**	1,180.28
Less:				
Sales	15.53	0.01	**15.54**	4.24
Closing Stock	154.31	5.43	**159.74**	149.36
	169.84	5.44	**175.28**	153.60
	1,203.59	**23.87**	**1,227.46**	1,026.68
SCHEDULE 21				
MANUFACTURING / OPERATING EXPENSES				
Consumption of Stores, Spare Parts and Components, PackingMaterials and Incidental Expenses	305.67	4.03	**309.70**	269.73
Power & Fuel	910.97	5.10	**916.07**	765.83
Processing Charges	27.61	0.11	**27.72**	20.68
License Fees	—	6.47	**6.47**	—
Roaming Charges	—	2.17	**2.17**	—
Interconnect and other DoT charges	—	11.76	**11.76**	—
Repairs to Buildings	21.02	0.15	**21.17**	18.89
Repairs to Machinery (excluding Spare Parts and Components)	41.17	4.26	**45.43**	36.43
Repairs to Other Assets	12.61	0.07	**12.68**	10.57
	1,319.05	**34.12**	**1,353.17**	1,122.13
SCHEDULE 22				
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES				
Salaries, Wages & Bonus, etc.	278.11	10.73	**288.84**	272.09
Contribution to Provident and Other Funds	26.52	0.59	**27.11**	26.62
Welfare Expenses	39.52	1.59	**41.11**	42.88
	344.15	**12.91**	**357.06**	341.59

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Rs. in Crores Consolidated Previous Year
SCHEDULE 23				
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES				
Commission to Selling Agents	32.22	4.43	**36.65**	29.49
Brokerage and Discount	10.57	0.04	**10.61**	10.61
Freight, handling and other expenses	526.47	5.69	**532.16**	546.61
Advertisements	79.71	4.22	**83.93**	69.59
Insurance	19.69	0.53	**20.22**	20.24
Rent (including Lease Rent)	8.25	1.71	**9.96**	13.21
Rates and Taxes	14.74	0.78	**15.52**	11.93
Stationery, Printing, Postage and Telephone Expenses	17.69	1.04	**18.73**	19.94
Travelling and Conveyance	27.04	0.61	**27.65**	28.14
Legal and Professional charges	15.66	0.62	**16.28**	16.37
Bad debts written off	8.75	—	**8.75**	26.53
Provision for Doubtful Debts	1.14	3.06	**4.20**	2.74
Research contribution (including Expenses)	1.29	0.12	**1.41**	1.17
Donations	2.53	0.01	**2.54**	1.65
Directors' Fee and Commission	1.55	0.01	**1.56**	1.05
Exchange Rate difference	0.61	2.03	**2.64**	3.35
Prior period Adjustments	1.00	—	**1.00**	—
Loss on Sale and/or discard of Fixed Assets	10.45	0.81	**11.26**	5.39
Loss on Sale of Investment	0.02	—	**0.02**	0.02
Miscellaneous Expenses	72.27	5.43	**77.70**	64.61
	851.65	**31.14**	**882.79**	872.64
SCHEDULE 24				
INTEREST				
On Fixed Loans and Debentures	164.93	12.15	**177.08**	173.06
On Other Accounts	31.88	0.18	**32.06**	44.42
	196.81	**12.33**	209.14	217.48

SCHEDULE 25

Notes to Consolidated Financial Statements

1. Principles of Consolidation:

(a) The Consolidated Financial Statements (CFS) comprise the financial statements of Grasim Industries Limited and its subsidiaries and its interest in Joint Ventures as on 31.03.2003, which are as under:

(I) Subsidiaries:

Name of the Company	Country of Incorporation	% Shareholding & Voting Power
Shree Digvijay Cement Company Limited (SDCC)	India	62.42
Samruddhi Swastik Trading and Investment Limited	India	100.00
Sun God Trading and Investment Limited	India	100.00

(II) Joint Ventures:

Name of the Company	Status	Country of Incorporation	Ownership Interest	Financial Statement as on
Tanfac Industries Limited	Audited	India	9.98%	31.03.2003
Idea Cellular Limited	Unaudited (stand alone)	India	7.34%	31.03.2003
A V Cell Inc. @	Audited	Canada	16.67%	28.09.2002

@ There are no significant transactions or other material events that occurred between the balance sheet dates of A V Cell Inc. and Grasim.

SCHEDULES FORMING PART OF CONSOLIDATED FINANCIAL STATEMENTS

(b) The consolidated financial statements have been prepared using uniform accounting policies, inaccordance with the generally accepted accounting policies. However, In respect of Idea Cellular Limited, Cost of Rights and Licences including the fee paid on fixed basis prior to revenue share regime, is amortized on commencement of operations over the period of licence.

(c) The effects of intra group transactions between Grasim & its subsidiaries are eliminated in consolidation.

2. The reporting financial year for SDCC is for 12 months ending 30th September.However,the financial statements for the year ended 31st March 2003 are made and audited and considered for consolidation.

3. Accounting Policies and Notes on Accounts of the financial statement of the Company and all the subsidiaries are set out in their respective financial statement.

4 In previous year Joint Ventures were accounted for as investments under Accounting Standard 13 -"Accounting for Investments" and the same have been accounted for as Joint Venture under Accounting Standard 27 in this year in Consolidated Financial Results. Accordingly, the figures for the previous year are not comparable.

5 The Ministry of Textiles, vide its orders dated 30th June 1997 and 1st July, 1999 has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act 1987. In view of this, the company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.

6 Contingent Liabilities:

Rs. Crores

		Grasim & Subsidiaries	Joint Ventures	Total
a	Claims not acknowledged as debts	198.20	3.21	201.41
b	Custom duty which may arise is obligation for export is not fulfilled against import of raw materials and machinery.	5.65		5.65
c	Outstanding Bank / Corporate Guarantees	8.01	5.00	13.01
d	Custom duty on import of technical know-how and other services relating to projects	10.81		10.81
e	Dividend on Cumulative Preference Shares		2.60	2.60

	Grasim & Subsidiaries	Joint Ventures	Total
7. Estimated amount of Contracts remaining to be executed on capital account and not provided	70.39	6.86	77.25

8. Demand raised by Gujarat Electricity Board (GEB) contested by the Company in Gujarat High Court Rs. 715.20 Lacs (previous year Rs.715.20 Lacs) including delayed payment charges. A sum of Rs. 715.20 Lacs (previous year Rs.715.20 Lacs) has been deposited with GEB under protest.

9 **Segment Reporting**

a. **Primary Segment Reporting (by business segment)**

Segment have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	-	Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	-	Caustic Soda & Allied Chemicals
Cement	-	Grey & White Cement
Sponge Iron	-	Sponge Iron
Textiles	-	Fabrics & Yarn
Others	-	Mainly Telecom

b. **Inter-segment transfers of independent marketable products are at market rates**

c. Information about Business Segments (For the Current Year 2002-2003):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Elimination	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	1904.95	222.79	2800.34	470.64	243.83	76.08		5718.63
1b	Gross Sales (Inter-segment)	48.24	72.58	0.84	0.09	0.49		(122.24)	0.00
	Total Gross Sales	**1953.19**	**295.37**	**2801.18**	**470.73**	**244.32**	**76.08**	**(122.24)**	**5718.63**
2a	Other Income	9.15	1.90	35.77	8.77	15.21	1.70	(0.19)	72.31
2b	Unallocated Corporate Other Income								66.36
	Total Other Income	**9.15**	**1.90**	**35.77**	**8.77**	**15.21**	**1.70**	**-0.19**	**138.67**
3	**Total Revenue**	**1962.34**	**297.27**	**2836.95**	**479.50**	**259.53**	**77.78**	**(122.43)**	**5857.30**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**540.55**	**38.38**	**227.27**	**66.56**	**(22.12)**	**(4.53)**	**0.19**	**846.30**
2	Unallocated CorporateIncome / (Expenses)								35.66
3	Interest Expense								(209.14)
4	**Profit from ordinary activities**								**672.82**
5	**Exceptional Items:**								
	- Loss on Sale of Shares in MRPL								(208.62)
	- Employee Separation Compensation	(3.58)	(1.16)	(13.42)		(0.45)			(18.61)
6	**Profit Before Tax**								**445.59**
7	Provision for Current Tax								(192.21)
8	Deferred Tax								29.25
9	Tax Provision of earlier year written back								39.76
10	**Profit after Tax**								**322.39**
C	**OTHER INFORMATION :**								
1	**Segment Assets**	**1036.74**	**247.00**	**2632.05**	**526.28**	**156.20**	**255.94**		**4854.21**
2	Unallocated Corporate Assets								1971.93
3	**Total Assets**								**6826.15**
4	**Segment Liabilities**	**163.59**	**36.25**	**505.47**	**28.52**	**46.86**	**29.96**		**810.65**
5	Unallocated Corporate Liabilities								3235.81
6	**Total Liabilities**								**4046.46**
7	**Capital Expenditure**	**42.76**	**13.07**	**204.87**	**0.92**	**9.26**	**26.57**		**297.45**
8	**Depreciation**	**48.62**	**15.90**	**147.26**	**37.01**	**13.76**	**14.81**		**277.36**
9	**Non Cash Expenses other than Depreciation**	**0.32**					**5.63**		**12.31**

Information about Business Segments (For the previous year 2001-2002):

Rs. in Crores

		Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Others	Elimination	Total Company
A	REVENUE								
1a	Gross Sales (External)	1489.81	173.63	2632.40	383.01	300.22	270.03		5249.10
1b	Gross Sales (Inter-segment)	52.67	80.09	1.01	0.16	0.47		(134.40)	0.00
	Total Gross Sales	**1542.48**	**253.72**	**2633.41**	**383.17**	**300.69**	**270.03**	**(134.40)**	**5249.10**
2a	Other Income	6.79	2.51	26.73	10.82	12.78	5.80	(0.19)	65.24
2b	Unallocated Corporate Other Income								63.18
	Total Other Income	**6.79**	**2.51**	**26.73**	**10.82**	**12.78**	**5.80**	**(0.19)**	**128.42**
3	**Total Revenue**	**1549.27**	**256.23**	**2660.14**	**393.99**	**313.47**	**275.83**	**(134.59)**	**5377.52**
B	RESULTS								
1	**Segment Result (PBIT)**	**305.89**	**11.42**	**345.82**	**11.86**	**(37.71)**	**0.53**	**(0.19)**	**637.62**
2	Unallocated CorporateIncome / (Expenses)								50.54
3	Interest Expense								(217.48)
4	**Profit from ordinary activities**								**470.68**
5	**Exceptional Items:**								
	- Loss on Sale of Shares in Subsidiary								(18.11)
	- Loss on Sale of Undertaking					(31.93)			(31.93)
	- Write-down of fixed assets on retirement from active use	(19.01)							(19.01)
	- Retrenchment Compensation	(55.33)							(55.33)
	- Employee Separation Compensation	(9.10)	(1.63)	(13.49)		(3.38)			(27.60)
6	**Profit Before Tax**								**318.70**
7	Provision for Current Tax								(56.52)
8	Deferred Tax								(42.85)
9	Tax Provision of earlier year written back								68.13
10	**Profit after Tax**								**287.46**
C	OTHER INFORMATION :								
1	**Segment Assets**	**999.05**	**253.52**	**2584.85**	**590.57**	**209.64**	**76.26**	**(0.19)**	**4713.70**
2	Unallocated Corporate Assets								1684.06
3	**Total Assets**								**6397.76**
4	**Segment Liabilities**	**119.81**	**26.01**	**459.27**	**20.19**	**76.51**	**33.64**		**735.43**
5	Unallocated Corporate Liabilities								2431.21
6	**Total Liabilities**								**3166.64**
7	**Capital Expenditure**	**31.00**	**4.51**	**234.12**	**1.36**	**8.41**	**1.92**		**281.32**
8	**Depreciation**	**48.21**	**16.26**	**138.60**	**38.71**	**17.15**	**0.47**		**259.40**
9	**Non Cash Expenses other than Depreciation**	**19.01**							**19.01**

d. Secondary Segment Reporting (by geographic segment) - Being insignificant, hence not given.

10. **Deferred Tax Assets and Liabilities as on 31st March, 2003 are as under:**

Rs. in Crores

	Grasim & Subsidiaries	Joint Ventures	Consolidated	Consolidated Previous Year
Deferred Tax Assets:				
Accrued Expenses deductible on payment basis	60.62	0.01	60.63	47.72
Expenses allowable in installments in Income Tax	14.39	0.00	14.39	13.52
Unabsorbed Losses	6.55	1.04	7.59	5.06
Unabsorbed Depreciation	12.12	0.00	12.12	5.41
Others	3.65	0.00	3.65	5.62
	97.33	**1.06**	**98.39**	77.33
Deferred Tax Liabilty :				
Accumulated Depreciation	**689.32**	**0.61**	**689.93**	698.28
Net Deferred Tax Balance	**591.99**	**(0.45)**	**591.54**	620.95

11. **Related Party Transactions (of holding & subsidiary companies) :**

a. Other Related Parties with whom transactions have taken place during the year :

<u>Joint Ventures :</u>

Mangalore Refinery & Petrochemicals Ltd. (Transactions till 03.03.2003)

Idea Cellular Limited

AV Cell Inc. , Canada

TANFAC Industries Limited

<u>Key Management Personnel & Relatives :</u>

Mr. Shailendra K. Jain, Whole Time Director, Grasim Industries Ltd.

Mr. S N Malpani, Manager, Shri Digvijay Cement Company Ltd.

<u>Relatives of Mr. Shailendra K.Jain :</u>

Mrs. Niharika Jain, Wife

Mr. Suvvrat Jain, Son

Mr. Devavrat Jain, Son

b. Nature of Transaction

Rs. in Crores

Sr. No.	Particulars	Joint Venture	Key Management Personnel	Relatives of Key Management Personnel	Total
1.	Sales & Services	(38325)			—
		1.81			*1.81*
2.	Interest and other Income Received / Receivable	Nil		(20265)	—
		2.46		*(28202)*	*2.46*
3.	Purchases of goods / Payment for other services	79.91	1.23	0.03	81.17
		88.64	*1.14*	*0.03*	*89.81*
4.	Interest paid	Nil		Nil	Nil
		(19726)		*0.01*	*0.01*
5.	Sale of Fixed Assets	Nil			Nil
		8.69			*8.69*
6.	Outstanding Balances as on 31st March :				
	Debtors	(945)			—
		0.04			*0.04*
	Loans & Advances	(2000)	0.20	Nil	0.20
		20.24	*0.01*	*0.11*	*20.36*
	Creditors	Nil		(34000)	—
		0.46		*Nil*	*0.46*
	Unsecured Loan		0.10		0.10
			0.10		*0.10*

Note : Previous Year's figures are given in *Italics*

As per our separate report attached

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

D. D. RATHI
Group Executive President & CFO

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2003

ASHOK MALU
Company Secretary

SHAILENDRA K. JAIN
Whole-time Director

CONSOLIDATED CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2003

	Grasim & its subsidiaries	Joint Ventures	Consolidated
A. Cashflow from Operating Activities			
a. Net profit before tax and exceptional item	689.17	(16.35)	672.82
Adjustment for :			
Depreciation/ Amortisation	263.52	21.99	285.51
Provision for Diminution in Value of Investment	6.36	—	6.36
Interest expenses	196.80	14.49	211.29
Interest Income	(32.54)	(0.26)	(32.80)
Dividend Income	(34.87)	—	(34.87)
Provision for Bad and Doubtful debts (Net)	0.96	—	0.96
(Profit)/ Loss on sale of Fixed Assets (Net)	10.45	0.80	11.25
(Profit)/ Loss on sale of Investments (Net)	(6.35)	(0.18)	(6.53)
b. Operating profit before working capital changes	1,093.50	20.49	1,113.99
Adjustments for :			
Trade and other receivables	11.38	(2.69)	8.69
Inventories	9.20	0.62	9.82
Assets Held for Disposal	1.42	—	1.42
Trade Payables	45.87	(2.74)	43.13
c. Cash generated from Operations	**1,161.37**	**15.68**	**1,177.05**
Direct Taxes Paid (Net)	(160.57)	(0.17)	(160.74)
Cash from operating activities before exceptional item	**1,000.80**	**15.51**	**1,016.31**
d. Exceptional items –			
Employee Separation Compensation	(18.61)	—	(18.61)
Net Cash from Operating Activities	**982.19**	**15.51**	**997.70**
B. Cashflow from Investing Activities			
Purchase of fixed assets	(300.01)	(39.56)	(339.57)
Sale of fixed assets	33.80	0.17	33.97
Purchase of investments	(664.67)	(9.59)	(674.26)
Sale of Shares in Subsidiary			
Sale of Investments	30.09	1.78	31.87
Deferred Revenue Expenditure	—	(1.08)	(1.08)
Investments/Advances in Joint Ventures, Subsidiaries & Others	6.35	—	6.35
Gain on sale of Current Investments	6.37	—	6.37
Interest received	39.85	0.29	40.14
Dividend received	34.87	—	34.87
Net Cash from / (used in) investing activities	**(813.35)**	**(47.99)**	**(861.34)**
C. Cashflow from Financing Activities			
Proceeds from issue of Share Capital	—	24.37	24.37
Capital Subsidy from Govt.	0.60	—	0.60
Proceeds from borrowings	596.53	21.68	618.21
Repayments of borrowings	(518.61)	(1.76)	(520.37)
Interest paid	(203.79)	(14.32)	(218.11)
Dividends paid	(82.73)	(0.10)	(82.83)
Corporate dividend tax	—	—	—
Net Cash from / (used in) financing activities	**(208.00)**	**29.87**	**(178.13)**
D. Net increase/(Decrease) in Cash and Cash equivalent	**(39.16)**	**(2.61)**	**(41.77)**
Cash and Cash equivalent at beginning of the year	**153.94**	**7.99**	**161.93**
Cash and Cash equivalent at end of the year	114.78	5.38	120.16

(Cash and cash equivalent represent Cash and Bank balances)

Note :

1 This being first year of proportionate Consolidation of interest in Joint Ventures, previous year figures are not given.

As per our separate report attached

KUMAR MANGALAM BIRLA
Chairman

For G. P. KAPADIA & Co.,
Chartered Accountants

ATUL B. DESAI
Partner

For LODHA & Co.,
Chartered Accountants

NARENDRA LODHA
Partner

D. D. RATHI
Group Executive President & CFO

RAJASHREE BIRLA
M. L. APTE
M. C. BAGRODIA
R. C. BHARGAVA
Y. P. GUPTA
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 29th April, 2003

ASHOK MALU
Company Secretary

SHAILENDRA K. JAIN
Whole-time Director

SHREE DIGVIJAY CEMENT COMPANY LIMITED

DIRECTORS' REPORT AND MANAGEMENT DISCUSSION ANALYSIS

Dear Shareholders,

Your Directors present the 57th Annual Report together with the Audited Accounts of the Company for the year ended 30th September, 2002.

FINANCIAL RESULTS

(Rs. in lacs)

		Current year Ended 30.09.2002	Previous year Ended 30.09.2001
Sales		20582	15668
Gross Operating Profit (PBIDT)		2046	1312
Less : Interest		3069	3442
Cash (Loss)		(1023)	(2130)
Add : Depreciation		917	757
Net Operating (Loss) before extra-ordinary items		(1940)	(2887)
Extra Ordinary items			
Add :			
Employees separation cost		(1263)	0
Loss to Assets due to earthquake		0	(341)
Net (Loss) before Tax		(3203)	(3228)
Deferred Tax credit (net)		1131	0
(Loss) after Tax		(2072)	(3228)
Add : Balance brought forward from previous year	(15801)		(12573)
Investment Allowance Reserve (utilized) no longer required transferred to Profit & Loss Account.	15		
Deferred Tax Credit for earlier years on initial adoption.	1738	(14048)	0
LOSS CARRIED OVER		(16120)	(15801)

REVIEW OF OPERATIONS

PBIDT during the year registered a significant increase of 56% over previous year, primarily through the restoration of the Dry Process Clinker Line (which had been severely damaged in the earthquake on 26th Jan '01). This enabled your Company to resume normal production and sales activity, which had been restricted in the previous year. Outsourcing of Clinker was also discontiuned, thereby reducing the cost of vital input material.

PLANT PERFORMANCE

Production and sale of clinker and cement during the year has been as under :-

(Qty. in lac MT)

	Current year Ended 30.09.2002	Previous year Ended 30.09.2001
Production		
Clinker	9.83	4.15
Cement	9.30	6.41
Sales		
Clinker	0.97	0.18
Cement	9.31	6.77

EXPORT

The Company had an Export Obligation (EO) of 1.07 lakh tonne of Clinker and 0.88 lakh tonne of Cement (aggregating to 1.95 lakh tonne) at the beginning of the year against duty free imports of coal and packing materials.

During the year under review, your Company has exported 0.97 lakh tonne of Clinker and 0.13 lakh tonne of Cement (aggregating to 1.10 lakh tonne) and now has a pending EO of 0.85 lakh tonne in aggregate. Your Company expects to fulfill its obligations during the current financial year and has sought the Government's approval to regularize its export efforts, which had been disrupted by the earthquake damage to clinker line.

EXCEPTIONAL CHARGES

As a part of its revival strategy, your Company implemented Voluntary Retirement Scheme resulting in a reduction of 52% of the employees. Accordingly, a one-time re-structuring charge of Rs. 1263 lacs has been provided in the Accounts for the year under review. This is expected to reduce recurring expenses by Rs. 840 lacs annually.

SECTOR OUTLOOK

Over all demand for cement in your Company's main market - Gujarat - is expected to grow given the on-going Government investments in infrastructure. This is expected to partly mitigate the large surplus capacity in Western India.

OUTLOOK FOR COMPANY'S BUSINESS

Your Company intends to strengthen its brand portfolio by commencing production of Birla Plus and Birla Super, in addition to its well-established "KAMAL" brand. In addition, your Company remains one of the largest producers of speciality cements linked to oil exploration; and is strengthening its export efforts as well.

BIFR REFERENCE

Pursuant to direction of the Board for Industrial and Financial Reconstruction (BIFR), ICICI Bank Ltd, the Operating Agency has submitted its report to BIFR and is under process of finalization.

DIRECTORS

Shri C.P.Jajoo resigned from the directorship of the Company. The Board records with appreciation, his advice and guidance. The Board filled up the casual vacancy by co-opting Shri S.K.Maheshwari.

Shri N.P.Subramanian was nominated by ICICI Bank Ltd.as their nominee director.

Shri K.D.Agrawal, who retires by rotation under Article 167 of the Articles of Association of the Company being eligible, offer himself for re-appointment.

AUDITORS

Your Directors request you to appoint Auditors for current financial year and fix-up their remuneration. M/s Lodha & Co., Chartered Accountants, New Delhi - the existing Auditors of the Company - retiring at the ensuing Annual General Meeting are available for a fresh term and have furnished certificate of their eligibility for re-appointment.

AUDITORS' REPORT

The observations made in the Auditors' report are self explanatory and therefore, do not call for any further comments u/s 217(3) of the Companies Act, 1956.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956.

(a) The Company had no employee in the category specified Under Section 217 (2A) of the Companies Act, 1956,

(b) Information relating to conservation of Energy, Technology Absorption and Foreign Exchange Earning and Outgo, required under Section 217 (1) (e) of the Companies Act, 1956 are annexed and form part of this report.

CORPORATE GOVERNANCE

Pursuant to Clause 49 of the Listing Agreement with the Stock Exchanges, a Management Discussions and Analysis, Corporate Governance Report and Auditors' Certificate regarding compliance and conditions of Corporate Governance are made a part of the Annual Report.

As stipulated in Section 217(2AA) of the Companies Act, 1956, Directors subscribe to the "Directors Responsibility Statement" and confirm that:

i) in the preparation of annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) they have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the states of affairs of the Company at the end of the financial year and of the profit and loss of the Company for that period;

iii) they have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities;

iv) they have prepared the annual accounts on a going concern basis.

ACKNOWLEDGEMENT

The Directors take this opportunity to express their appreciation for the support and co-operation received from the State and Central Government, the Financial Institutions, lenders and promoter Company. The Directors also recognize the commitment and dedication of the Company's employees.

On behalf of the Directors

Mumbai, 24th December 2002

K.D.Agrawal
Chairman

Information Under Section 217(1)(e) of the Companies Act, 1956 read with Companies (Disclosure of particulars in the report of the Board of Directors) Rules, 1988 and forming part of the Directors' Report for the year ending 30th September, 2002.

	Particulars	
(A)	**CONSERVATION OF ENERGY:**	
(a)	Energy conservation measures taken	1. Identified low efficiency motors and same were replaced with high efficiency motors. 2. Auto start / stop of Kiln shell cooling fans. Stopped one side all shell cooling fans. 3. Speed reduction of Cooler ID Fan from 67% to 55% by modification in SPRS and further reduced the impeller diameter by 100 mm. 4. Power consumption reduction of Bag House Fan in KCP Mill from 425 KW to 200 KW by providing bigger size heat exchanger in Motor LRS for electrolyte cooling. 5. Optimisation of speeds of all process fans. 6. Water supply spray system provided in pre-calciner down comer duct. 7. Optimisation of plant operation
(b)	Additional investments and proposals, if any, being implemented for reduction of consumption of energy.	1. Fuel aditives in DG Sets to increase DG yield. 2. P 20 power saving panel for plant & colony lighting. 3. Optimisation software for Coal Mill, Raw Mill & Kiln. 4. Water spray system for Cooler 5. New generation LV technology high efficiency separator for UBE Raw Mill and Autox Coal Mill. 6. Installation of Soft starter / VFD in various drivers. 7. Increase in the size of TA duct and calciner vessel.
(c)	Impact of the measures at (a) & (b) above for reduction of energy consumption and consequent impact on the cost of production of goods.	Reduction in electrical power consumption by around 5 units/ tonne of cement and thermal energy consumption upto 10 K Cal / Kg of Clinker.
(d)	Total Energy Consumption and energy consumption per unit of production	Form "A" attached.
(B)	**TECHNOLOGY ABSORPTION:** **Research & Development (R & D)**	
(a)	Specific areas in which R & D carried out by the Company	1. Company is associated with National Council for Cement & Building Materials for research and development activities. 2. In co-operation with Regional Training Centre, technical employees are being trained in various fields where latest technology is being taught and employees are trained to utilize.
(b)	Benefits derived as a result of the above R & D	1. Consistency in product quality and enhancement of product quality. 2. Manufacturing of Special Cements as import substitutes. 3. Motivation towards technical development among employees.
(c)	Future plan of action	1. Further improvement in raw-meal design and quality of Clinker and Cement. 2. Incorporation of pre-heater low pressure cyclone to reduce pressure drop and improve productivity. 3. Replacement of Mechanical packers with Electronic Packer for better operation and increasing of output. 4. Modification of material handling systems. 5. ISO 14001 & OSHE implementation.

(d) Expenditure on R & D

		(Rs in lacs)
1.	Capital	NIL
2.	Recurring	7.25
	Total	7.25
3	Total R & D expenditure as a percentage of total turnover	**Negligible**

Technology Absorption, Adaption & Innovation:

(a)	Efforts in brief, made towards technology absorption and innovation	Not applicable
(b)	Benefits derived as a result of the above efforts e.g product improvement, cost reduction, product development, import substitution etc.	
(c)	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year) Technology imported Year of import Has Technology been fully absorbed If not fully absorbed areas where this has not taken place. The reason thereof, and future plans of action.	

(C)	**FOREIGN EXCHANGE EARNING AND OUTGO**	
(a)	Activities relating to export, initiatives taken in increase exports, development of new export markets for products and services and export plans:	Company's efforts are on to increase the level of exports.
(b)	Total foreign exchange used and earned	1 Used Rs. 641.35 lacs 2 Earned Rs. 1051.05 lacs

FORM "A"

Form for disclosure of particulars with respect to Conservation of Energy

		Current Year 2001-2002	Previous Year 2000-2001
A) POWER & FUEL CONSUMPTION :			
1) Electricity:			
(a) Purchased:			
Units KWH	lac	**NIL**	NIL
Total amount	Rs. lacs	**NIL**	NIL
Rate per Unit	Rs.	**NIL**	NIL
(b) Own Generation:			
Through Diesel / Furnace Oil Genset			
Units KWH	lacs	**1082**	627
Units per Ltrs. of Diesel / Furnace Oil	Kwh	**4.19**	4.05
Cost per Unit	Rs.	**2.86**	3.06
2) Coal for Kilns (various grades)			
Quantity	In thousand Tonnes	**134**	64
Total Cost	Rs. in lacs	**2740**	1258
Average rate	Rs. per tone	**2046**	1969
3) HSD/Furnace Oil/LDO			
Quantity	K. Ltrs.	**25038**	14829
Total Cost	Rs. in lacs	**2272**	1452
Average rate	Rs./K Ltr.	**9.07**	9.79

B) CONSUMPTION PER UNIT OF PRODUCTION:

	Standard (If any)	Current Year 2001-02	Previous Year 2000-2001
a) Electricity/Kwh/Tonne of Cement			
Wet process	120	**101**	100
Dry process	120	**103**	104
b) Coal			
Cement (K.Cal/Kg. Clinker)			
Wet Process	1350-1450	**1402**	1423
Dry Process	800	**791**	808

AUDITORS' REPORT

TO THE MEMBERS OF SHREE DIGVIJAY CEMENT COMPANY LIMITED

We have audited the attached Balance Sheet of SHREE DIGVIJAY CEMENT COMPANY LIMITED as at 30th September, 2002 and also the Profit & Loss Account of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that -

(a) We have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b) In our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books ;

(c) The Balance Sheet and Profit and Loss Account referred to in this report are in agreement with the books of account;

(d) In our opinion, the Profit and Loss Account and Balance Sheet comply with the accounting standards referred to in Section 211(3C) of the Companies Act, 1956;

(e) On the basis of information and explanations given to us and representations received from the Directors of the Company, we report that no Director is disqualified from being appointed as Director of the Company under clause (g) of sub-section (1) of Section 274 of the Companies Act, 1956.

(f) Attention is invited to :

i) Note No. 3(a) & Note No. 9 regarding non provision (amount unascertainable) against demand of Gujarat Electricity Board as stated in said notes.

ii) Note No.14 regarding non provision against shortfall (amount unascertainable) in recovery against debts as stated in said note for which appropriate recovery actions have been initiated, and in the opinion of the management these debts are good for recovery.

iii) Note No. 5(a) regarding non provision against penal interest and liquidated damages (amount unascertainable) as stated in the said note.

iv) Note No. 3(d) regarding non provision for Custom duty and interest thereon (amount unascertainable) for duty free imports made in earlier years against pending export obligations as stated in the said note.

v) We further report that the loss for the year and balance in Profit and Loss Account is without considering items mentioned in para (f)(i) to (f)(iv) above, the effect of which could not be determined.

(g) Subject to the foregoing, in our opinion and to the best of our information and according to the explanations given to us, the said accounts read together with notes appearing in Schedule of Significant Accounting Policies and Notes on Accounts give the information required by the Companies Act,1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India :

i) In the case of the Balance Sheet, of the state of affairs of the Company as at 30th September, 2002

and

ii) In the case of the Profit & Loss Account, of the Loss for the year ended on that date.

As required by the Manufacturing and Other Companies (Auditor's Report) Order, 1988 issued by the Company Law Board in terms of Section 227 (4A) of the Companies Act, 1956 and on the basis of such checks as we considered appropriate, we report that:

i) The Company has maintained proper records to show full particulars, including quantitative details and situation of fixed assets. As explained to us, the fixed assets have been physically verified by the management at reasonable intervals during the year and no material discrepan-cies between the physical balance and book records have been found on such verification.

ii) None of the fixed assets have been revalued during the year.

iii) As explained to us, the stock of finished goods, stores & spares, trading goods and rawmaterials have been physically verified by the management during the year, except stock-in-transit and material lying with third parties.

iv) According to the information given to us, the procedures of physical verification of stocks followed by the management are in our opinion reasonable and adequate in relation to the size of the Company and the nature of its business.

v) The discrepancies noticed on physical verification of stocks as compared to book records were not material.

vi) On the basis of our examination of stock records, we are of the opinion that the valuation of stocks is fair and proper and is in accordance with the normally accepted accounting principles and is on the same basis as in the preceding year.

vii) In our opinion, the rate of interest and other terms and conditions on which loans have been taken from Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not prima facie prejudicial to the interest of the Company.

viii) The Company has not granted any loans to Companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956.

ix) The Company has given loans and advances in the nature of loans to its employees, employees societies and other parties, who are generally repaying the principal amount and interest, wherever applicable, as stipulated except in few cases where time limits are extended on merits.

x) The Company invites tenders / quotations etc. in respect of purchases other than items which are of specialised nature and where the user departments show a preference for a particular brand, taking into consideration the quality, urgency and such other factors. In our opinion, the internal control procedure is, therefore, adequate and commensurate with the size of the Company and the nature of its business with regard to purchase of stores, raw materials including components, plant and machinery, equipments and other assets as also for the sale of goods.

xi) The transactions of purchase of goods and materials and sale of goods, materials and services made in pursuance of contracts or agreements entered in the register maintained under section 301 of the Companies Act, 1956 and aggregating during the year to Rs.50,000 or more in value in respect of each party have been made at prices which are reasonable having regard to prevailing market prices for such goods, materials and services or the prices at which transactions for similar goods or services have been made with other parties.

xii) The Company has a regular procedure for determination of unserviceable or damaged stores, raw materials and finished goods and adequate provision for the loss in this respect has been made in the accounts.

xiii) The Company has not accepted any deposits from public during the year in terms of provisions of Section 58A of the Companies Act, 1956 and the Rules framed there- under.

xiv) In our opinion the Company is maintaining reasonable records for the sale and disposal of realisable scraps. We are informed that the Company has no realisable by-product.

xv) The Company has an Internal Audit system commensurate with its size and nature of its business.

xvi) We have broadly reviewed the books of accounts maintained by the Company pursuant to the rules made by the Central Government for maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 and are of the opinion that prima-facie, the prescribed accounts and records have been made and maintained. We have not, however, made a detailed examination of the records.

xvii) According to the records of the Company, Provident Fund have been generally regularly deposited during the year with the appropriate authorities. As explained to us, Employees State Insurance is not applicable to the Company.

xviii) As explained to us, there were no undisputed amounts payable in respect of Income-tax, Wealthtax, Sales Tax, Customs duty and Excise duty, which were outstanding as at 30.09.2002 for a period of more than six months from the date they became payable, **except Sales Tax and interest thereon amounting to Rs.2808.02 lacs (excluding Rs. 1115.48 lacs payable in instalments with interest) in respect of Sales Tax for which representations have been made to the concerned authorities for re-schedulement.**

xix) As explained to us and on the basis of the records of the Company examined by us, no personal expenses have been charged to revenue account other than those payable under contractual obligations or in accordance with the generally accepted business practices.

xx) The Company is a Sick Industrial Company within the meaning of Clause (o) of Sub-section (1) of Section 3 of Sick Industrial Companies (Special Provisions) Act, 1985 and as informed to us, the Board for Industrial and Financial Reconstruction has appointed the Operating Agency for preparation of rehabilitation package for the Company. However, these accounts have been prepared on "going concern basis".

xxi) In respect of Service activities, the Company has a reasonable system of recording receipts, issues and consumption of materials commensurate with its size and nature of its business along with a reasonable system for authorisation at proper level and with necessary controls. The allocation of materials and man-hours consumed to relative jobs is not made by the Company since it is not material and control is exercised on total materials consumed and the labour deployed on the job. The Company has a system of internal control commensurate with the size and nature of its business on issue of stores.

xxii) In respect of Company's trading activities, we are informed that there are no damaged stocks.

For LODHA & CO.
Chartered Accountants

Mumbai
24th December,2002

N.K. LODHA
Partner

SHREE DIGVIJAY CEMENT COMPANY LIMITED

BALANCE SHEET AS AT 30TH SEPTEMBER, 2002

	Schedule	As at 30.09.2002	As at 30.09.2001
		(Rs. in lacs)	
SOURCES OF FUNDS			
SHAREHOLDERS' FUNDS			
Share Capital	1	745.54	745.54
Reserves and Surplus	2	118.30	96.90
LOAN FUNDS			
Secured Loans	3	13629.50	14204.74
Unsecured Loans	4	9266.73	7865.80
	TOTAL	23760.07	22912.98
APPLICATION OF FUNDS			
FIXED ASSETS	5		
Gross Block		18962.47	18875.46
Less: Depreciation		8245.63	7828.70
Net Block		10716.84	11046.76
Capital Work in Progress		6.98	590.00
		10723.82	11636.76
INVESTMENTS	6	1.81	1.81
CURRENT ASSETS, LOANS AND ADVANCES			
Interest accrued on Investments		0.33	0.33
Inventories	7	3075.23	3358.93
Sundry Debtors	8	1448.32	1492.84
Cash and Bank Balances	9	165.88	339.23
Loans and Advances	10	1524.98	1572.76
		6214.74	6764.09
LESS : CURRENT LIABILITIES AND PROVISIONS			
Liabilities	11	11952.00	11037.98
Provisions	12	325.94	252.86
		12277.94	11290.84
NET CURRENT ASSETS		(6063.20)	(4526.75)
DEFERRED TAX ASSETS (NET)	22	2909.54	—
BALANCE AS PER ATTACHED PROFIT AND LOSS ACCOUNT		16188.10	15801.16
	TOTAL	23760.07	22912.98
Accounting Policies and Notes on Accounts	23		

PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 30TH SEPTEMBER, 2002

	Schedule	As at 30.09.2002	As at 30.09.2001
		(Rs. in lacs)	
INCOME			
Sales & Services	13	22157.50	19844.15
Interest and Dividend Income	14	16.64	14.20
Other Income	15	354.71	218.89
Increase / (Decrease) in Stocks	16	(204.95)	(549.70)
		22323.90	19527.54
EXPENDITURE			
Raw Materials Consumed	17	2844.61	2866.21
Manufacturing Expenses	18	7468.80	4371.35
Purchases of Finished and Other Products		—	1123.20
Payments to and Provisions for employees	19	2221.61	1874.29
Selling, Distribution, Administration and Other Expenses	20	4703.70	5676.94
Excise Duty		3146.70	2303.54
Interest (Net)	21	3069.32	3441.84
Depreciation	5	916.79	756.94
		24371.53	22414.31
Profit/(Loss) before exceptional / extra-ordinary item		(2047.63)	(2886.77)
Exceptional item :			
Employee Separation Compensation		(1263.45)	—
Extra-ordinary item :			
Damage / Loss of Assets due to Earthquake		—	(341.05)
Profit/(Loss) before tax		(3311.08)	(3227.82)
Add : Deferred Tax Credit (Net)		1171.08	—
Profit/(Loss) after tax		(2140.00)	(3227.82)
Balance brought forward from Previous Year		(15801.16)	(12573.34)
Investment Allowance Reserve no longer Required		14.60	—
Deferred Tax Credits for earlier years on initial adoption (Note No. 22)		1738.46	—
Balance Carried to Balance Sheet		(16188.10)	(15801.16)
Earning per share (Basic and Diluted)			
– Before exceptional / extra-ordinary item		(11.76)	(38.72)
– After exceptional / extra-ordinary item		(28.71)	(43.30)
Accounting Policies and Notes on Accounts	23		

As per our report of even date
For LODHA & CO.
Chartered Accountants

N.K. LODHA
Partner

Mumbai
24th December, 2002

S.N.MALPANI
Co. Secretary & Manager

K.D. AGRAWAL — Chairman

S. MISRA
O.P.PURANMALKA
S. K. MAHESHWARI
N. P. SUBRAMANIAN
— Directors

SCHEDULES FORMING PART OF ACCOUNTS

SCHEDULE 1

(Rs. in lacs)

SHARE CAPITAL		As at 30.09.2002	As at 30.09.2001
Authorised			
2,50,00,000	Equity Shares of Rs.10/- each	2,500.00	2,500.00
1,00,00,000	Cumulative Preference Shares of Rs.100/- each	10,000.00	10,000.00
		12,500.00	12,500.00
Issued			
74,58,865	Equity Shares of Rs.10/- each	745.89	745.89
Subscribed & Paid-up			
74,55,830	Equity Shares of Rs.10/- each fully paid	745.58	745.58
	Less : 1,120 Equity Shares of Rs.10/- each forfeited	(0.11)	(0.11)
		745.47	745.47
	Add : Forfeited Shares (amount originally paid-up) on Equity Shares	0.06	0.06
	Add : Application and Allotment money on 21 Equity coupons	0.01	0.01
TOTAL		745.54	745.54

Note

Of the above: -

(i) 9,97,540 Equity Shares (Previous Year 9,97,540) were allotted as fully paid-up bonus shares by capitalistation from General Reserve.

(ii) 4,00,000 Equity Shares (Previous Year 4,00,000) were allotted pursuant to a contract without payment being received in cash.

(iii) 46,52,870 Equity Shares (Previous Year 46,52,870) are held by holding company M/s. Grasim Industries Ltd.

SCHEDULE 2

RESERVES AND SURPLUS	As at 30.09.2002	As at 30.09.2001
Capital Reserve		
As per last Balance Sheet	26.87	26.87
Add : Subsidy received from State Government	36.00	—
	62.87	26.87
Capital Redemption Reserve		
As per last Balance Sheet	35.00	35.00
Share Premium		
As per last Balance Sheet	20.43	20.43
Investment Allowance Reserve (Utilised)		
As per last Balance Sheet	14.60	14.60
Less : Transferred to Profit and Loss Account	(14.60)	—
TOTAL	118.30	96.90

SCHEDULE 3

(Rs. in lacs)

SECURED LOANS	As at 30.09.2002	As at 30.09.2001
1. **Debentures**		
(a) 5,00,000 12.25% Non-convertible debentures of Rs.100/- each privately placed with a Bank.	500.00	500.00
(b) 15,00,000 12.25% Non-convertible debentures of Rs.100/- each privately placed with a Bank.	1,500.00	1,500.00
(c) 20,00,000 12.25% Non-convertible debentures of Rs.100/- each privately placed with Financial Institution.	2,000.00	2,000.00
Interest accrued and due on above	70.71	180.36
(Details as per notes given below in seriatim of debentures)		
2. **Term Loan from ICICI Bank Ltd.**	8,000.00	8,000.00
Interest accrued and due on above	—	781.49
3. **Loans from a Bank**		
Cash / Packing credit facilities	1,558.79	1,242.89
TOTAL	13,629.50	14,204.74

NOTES :

(1) Debentures are redeemable as under:

(a) 5,00,000debentures on expiry of twelve months from the date of subscription i.e. on 19th November, 1999

(b) 15,00,000debentures are redeemable in seven half yearly installments during the period 1st July, 2002 to 1st July, 2005.

(c) 20,00,000debentures are redeemable in four equal annual installments commencing from 1st July, 2002.

"Company's request for reschedulement of redemption period which is pending to above Debentureholders."

(2) The Debentures [except in 1(a)] and term loan under Sr. No. 2 are secured by first mortgage on fixed assets of the Company and shall ranking pari passu with the charges. The debentures referred to in 1(a) are secured by a residual charge on fixed assets of the Company.

(3) Secured by hypothecation of Stocks and a second charge on fixed assets of the Company.

SCHEDULE 4

UNSECURED LOANS	As at 30.09.2002	As at 30.09.2001
Inter Corporate Deposits	8,800.00	7,500.00
Interest Accrued and Due on above	466.73	365.80
TOTAL	9,266.73	7,865.80

SCHEDULE 5

FIXED ASSETS

(Rs. in lacs)

Sr. No.	Particulars	GROSS BLOCK				DEPRECIATION				NET BLOCK	
		As at 1.10.01	Additions	Adjustments/ Deductions	As at 30.09.02	Upto 30.9.01	For the Year	Adjustments/ Deductions	Upto 30.09.02	As at 30.09.02	As at 30.09.01
1	FREEHOLD LAND*	13.38	-	-	13.38	-	-	-	-	13.38	13.38
2	BUILDINGS	777.46	-	-	777.46	242.01	18.40	-	260.41	517.05	535.45
3	RAILWAY SIDINGS	167.07	-	-	167.07	83.06	4.05	-	87.11	79.96	84.01
4	PLANT AND MACHINERY	16236.72	660.53	570.47	16326.78	6813.17	806.30	460.36	7159.11	9167.67	9423.55
5	ELECTRIC INSTALLATIONS	641.59	5.63	17.39	629.83	322.23	27.81	16.47	333.57	296.26	319.36
6	ROLLING STOCKS & LOCOMOTIVES	74.79	-	-	74.79	68.66	1.67	-	70.33	4.46	6.13
7	FURNITURE, FIXTURES & OFFICE EQUIPMENTS	371.29	31.24	1.70	400.83	216.07	26.59	0.89	241.77	159.06	155.22
8	VEHICLES ETC.	97.57	-	33.68	63.89	43.16	7.82	22.14	28.84	35.05	54.41
9	JETTY & WHARF**	495.59	12.85	-	508.44	40.34	24.15	-	64.49	443.95	455.25
	TOTAL	18875.46	710.25	623.24	18962.47	7828.70	916.79	499.86	8245.63	10716.84	11046.76
	Capital Work-in-Progress (including advances and preoperative expenses)									6.98	590.00
	GRAND TOTAL :-	18875.46	710.25	623.24	18962.47	7828.70	916.79	499.86	8245.63	10723.82	11636.76
	Previous Year :-	16077.48	3572.81	***774.83	18875.46	7454.23	756.94	382.47	7828.70	11046.76	

* In case of leasehold land the Company pays ground rent.

** Title with Gujarat Maritime Board (GMB), the Company is, however, entitled to use on payment of port charges at concessional rate which is pending for approval.

*** Includes assets damaged due to earthquake Gross Rs.762.71 lacs Net Rs.385.31 lacs

SCHEDULE 6

INVESTMENTS - Long Term (AT COST)

(Rs. in lacs)

	As at 30.09.2002	As at 30.09.2001
1. Government and Trust Securities		
i) Government Securities		
Unquoted -		
Securities deposited with Government Departments	0.67	0.67
Quoted -		
Securities deposited with Government Departments	0.01	0.01
ii) Trust Securities		
Quoted - (Unquoted in Previous Year)		
Securities deposited with Government Departments 8685 Units of Rs. 10 each in Units of Unit Trust of India -1964 Scheme	1.01	1.01
2. Shares, Loans and Debentures		
OTHER INVESTMENTS		
Unquoted - Fully paid		
i) Equity shares		
10 Bajeegar Co-operative Housing Society Ltd. of Rs. 50 each	0.01	0.01
ii) Debentures (Non-Trade)		
20 2% Bharat Chamber of Commerce of Rs.500 each.	0.10	0.10
12 8% Indian Chamber of Commerce of Rs.100 each.	0.01	0.01
2 8% Indian Chamber of Commerce of Rs. 25 each.		
TOTAL :-	1.81	1.81
Aggregate Book Value of :		
a) Quoted Invetments	1.02	0.01
b) Unquoted Invetments	0.79	1.80
	1.81	1.81
Aggregate Market Value of Quoted Investments	0.77	0.01

SCHEDULE 7

INVENTORIES (As valued and certified by the Management)

(Rs. in lacs)

	As at 30.09.2002	As at 30.09.2001
At lower of cost and net realisable value unless otherwise stated Stores and Spare parts, Packing Materials and Fuels	1762.21	1810.93
Raw materials - including in transit Nil, (Previous year Rs.0.22 lacs)	183.22	213.25
Finished Goods	317.42	408.00
Process Stock	781.80	915.76
Waste / Scrap (at net realisable value)	30.58	10.99
TOTAL	3075.23	3358.93

SCHEDULE 8

SUNDRY DEBTORS

	As at 30.09.2002	As at 30.09.2001
Exceeding six months		
Good and Secured	11.30	11.30
Good and Unsecured	135.89	292.85
Doubtful and Unsecured	588.80	492.89
Less: Provision for Doubtful Debts	(588.80)	(492.89)
	147.19	304.15
Others		
Good and Secured	372.16	253.46
Good and Unsecured	928.97	935.23
	1301.13	1188.69
TOTAL	1448.32	1492.84

(Rs. in lacs)

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 9		
CASH AND BANK BALANCES		
Cash balance on hand	2.31	2.93
Bank Balances :		
With Scheduled Banks :		
In Current accounts (including cheque under collection) (including Rs.0.01 lacs for staff security deposit, Previous Year Rs.0.30 lacs)	82.09	257.42
In Fixed deposit accounts (including Rs.0.40 lacs for staff security deposit, Previous Year Rs.1.72 lacs) and interest accrued thereon.	81.48	78.88
TOTAL	165.88	339.23

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 10		
LOANS AND ADVANCES		
(Unsecured, considered good except stated otherwise)		
Deposits and Balances with Government and other Authorities	1123.97	1194.45
Other Deposits	35.06	32.65
Advance recoverable in cash or in kind or for value to be received. Considered Good	360.10	282.43
Due from Officer / Manager of the Company Rs.0.41 lacs, Previous Year Rs.0.89 lacs, Maximum outstanding during the Year Rs.0.89 lacs, Previous Year Rs.1.37 lacs)		
Considered Doubtful	40.77	40.77
Less: Provision for Doubtful advances	(40.77)	(40.77)
Tax Deducted at Source/Advance Tax (Net of Provision)	5.85	63.23
TOTAL	1524.98	1572.76

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 11		
CURRENT LIABILITIES		
Sundry creditors :		
a) Small scale industrial undertakings* (To the extent identified with available information)	18.75	18.10
b) Others	6971.92	5369.69
Security and Other Deposits	454.01	359.30
Unclaimed Dividends	0.12	0.12
Unclaimed Non-convertible secured debentures	–	0.38
Other Liabilities	3177.73	2524.65
Interest accured but not due on debentures/loans	213.99	251.90
Sales tax (Note No. 4)	1115.48	2513.84
TOTAL	11952.00	11037.98

*Names of small scale industrial undertakings to whom amount was outstanding for more than 30 days are : ACME Engineers, Aditi Engineers, Atul Engineering Works, Bright Star Industries, HI-TECH Engineers, MYCO Machineries, VRW Refractories

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 12		
PROVISIONS		
Retirement Benefits		
Provision for Gratuity	243.80	123.22
Provision for Leave Encashment	82.14	129.64
TOTAL	325.94	252.86

(Rs. in lacs)

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 13		
SALES & SERVICES		
Sales	20582.21	15667.79
Income from Services (Tax deducted at source Rs.Nil /- Previous Year Rs.12.67 lacs)	1575.29	4176.36
TOTAL	22157.50	19844.15

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 14		
INTEREST AND DIVIDEND INCOME		
i) On Long Term Investments		
Interest (Gross) on :		
a) Other Investment	0.01	0.01
Dividend (Gross) from :		
a) Trust Securities	—	0.09
ii) Others		
Interest (Gross) on :		
Bank and Other Accounts (Tax Deducted at source Rs.Nil/-, Previous Year Rs.0.69 lacs)	16.63	14.10
TOTAL	16.64	14.20

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 15		
OTHER INCOME		
Provision for doubtful debts written back	18.45	—
Excess / Short Provisions (Net)	135.57	92.58
Insurance Claims	7.77	6.50
Exchange Rate difference Fluctuation (Net)	16.16	—
Miscellaneous Receipts	176.76	119.81
TOTAL	354.71	218.89

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 16		
INCREASE/(DECREASE) IN STOCKS		
Closing Stock		
Process Stock	781.80	915.76
Finished Goods	317.42	408.00
Waste / Scrap	30.58	10.99
	1129.80	1334.75
Add : Loss of raw meal due to earthquake	—	35.88
	1129.80	1370.63
Opening Stock		
Process Stock	915.76	1624.39
Finished Goods	408.00	278.37
Trading Goods	—	17.57
Waste / Scrap	10.99	—
	1334.75	1920.33
Increase / (Decrease) in Stocks	(204.95)	(549.70)

	As at 30.09.2002	As at 30.09.2001
SCHEDULE 17		
RAW MATERIALS CONSUMED		
Opening Stock	213.25	302.26
Add: Purchasess and Incidental Expenses	2814.58	2777.20
(includes cost of Lime Stone raised)	3027.83	3079.46
Less :		
Closing Stock	183.22	213.25
TOTAL	2844.61	2866.21

(Rs. in Lacs)

SCHEDULE - 18	As at 30/09/2002	As at 30/09/2001
MANUFACTURING EXPENSES		
Consumption of Stores, Spare Parts and Components,		
Packing Materials and Incidental Expenses	1437.26	975.22
Power and Fuel	5808.43	3213.89
Repairs to Building	38.31	16.36
Repairs to Machinery	174.15	157.59
Other Repairs	10.65	8.29
TOTAL	7468.80	4371.35
SCHEDULE - 19		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages, Bonus, Gratuity etc.	1965.30	1639.28
Contribution to Provident and Other funds	166.11	152.70
Employees welfare expenses	90.20	82.31
TOTAL	2221.61	1874.29
SCHEDULE - 20		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Sales Expenses including service charges	314.90	225.02
Freight, handling and other expenses	3048.94	4495.29
Advertisement and Publicity	141.08	41.50
Insurance	121.24	63.91
Rent (including Lease Rent)	37.41	36.35
Rates and Taxes	82.18	48.10
Stationery, Printing, Postage & Telephone Expenses	72.37	86.73
Travelling & Conveyance	102.90	115.82
Legal & Professional Charges	331.93	43.79
Bad Debts/Advances Written off	0.01	101.95
Research Contribution (including Expenses)	7.25	4.81
Donation	0.17	0.54
Directors' Fees	0.75	0.62
Exchange Rate difference Fluctuation (Net)	—	12.66
Loss on Sale/Discard of F/Assets (Net)	92.20	0.44
Miscellaneous Expenses	161.93	151.28
Prior Period Adjustments (Net)	74.08	93.60
Provisions for doubtful debts and advances	114.36	154.53
TOTAL	4703.70	5676.94
SCHEDULE - 21		
INTEREST		
On fixed loan and Debentures	1490.00	1627.96
On Other Accounts	2054.55	1813.88
	3544.55	3441.84
Less : Reversal of interest (Note No. 5(b))	475.23	-
TOTAL	3069.32	3441.84
SCHEDULE - 22		
DEFERRED TAX ASSETS :		
- Provision for Section 43B of Income Tax Act, 1961	2435.97	—
- Unabsorbed Depreciation	960.88	—
- Carried forward Losses	608.32	—
- Provision for doubtful debts and advances	231.37	—
- Employees Separation Compensation	417.89	—
	4654.43	—
Less :		
DEFERRED TAX LIABILITIES :		
- Depreciation (Time Difference)	1744.89	—
NET	2909.54	—

(Refer Note No.22)

SCHEDULE - 23

ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(A) SIGNIFICANT ACCOUNTING POLICIES

1 Accounting Concepts

The Company follows the mercantile system of accounting and recognises income and expenditure on accrual basis. The accounts are prepared on historical cost basis as a going concern. Accounting policies are consistent with generally accepted accounting principles.

2 Sales / Service Income

Sales are inclusive of excise duty and packing charges and includes self consumption of goods produced. Service Income are inclusive of service tax.

3 Valuation of Inventories

Inventories are valued at the lower of cost and net realisable value except waste / scrap which is valued at net realisable value. The cost is computed on weighted average basis. Finished Goods and Process Stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

4 Investments

Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made for permanent diminution in the value.

5 Research & Development

Revenue expenditure on research and development is charged out in the year in which it is incurred. Capital expenditure on research and development is shown as an addition to Fixed Assets.

6 Fixed Assets

Fixed assets are stated at cost (including other expenses related to acquisition and installation) adjusted by revaluation of certain fixed assets.

7. Treatment of expenditure during construction period

Expenditure during construction period is included under Capital Work-In-Progress and the same is allocated to the respective Fixed Assets on the completion of its construction.

8 Borrowing Costs

Interest and other costs in connection with the borrowing of the funds to the extent related/attributed to the acquisition / construction of qualifying Fixed Assets are capitalised upto the date when such assets are ready for its intended use and other borrowing costs are charged to Profit & Loss Account.

9 Accounting of claims and subsidies

i) Claims/subsidies receivable are accounted at the time of lodgement depending on the certainty of receipt, claims payable are accounted at the time of acceptance.

ii) Claims raised by Government authorities regarding taxes and duties and of other parties which are disputed by the Company are accounted based on the merits of each claim. Adjustments, if any, are made in the year in which disputes are settled.

10 Depreciation

Depreciation on Fixed Assets is provided on straight line method at the rates prescribed in Schedule XIV to the Companies Act, 1956. Depreciation in respect of assets added/ disposed-off during the year has been charged on pro-rata basis with reference to the month of addition / deduction. Continuous process plant as defined in Schedule XIV has been taken on technical assessment. Depreciation on increase in value of fixed assets due to exchange rate fluctuations is provided on straight line method during the residual life of the assets.

11 Transaction of foreign currency item

Foreign currency Assets / Liabilities (other than covered by forward contract which are currency items stated at contracted rates) in respect of Fixed Assets have been restated into Rupees at the Exchange Rate prevailing at the year end and increase / decrease arising out of it are adjusted to the cost of the Fixed Assets and those relating to other items are adjusted in the Profit & Loss account. Exchange rate difference in respect of forward exchange contract (other than for acquisition of Fixed Assets) is recognised as an income or expense over the life of the contract.

12 Retirement benefits

The company makes contribution to provident fund and superannuation fund. Liability for Gratuity has been actuarially ascertained and funded. Liability for Leave Encashment is accounted on actuarial valuation basis.

13 Taxation Provision for Income tax liability are considered and made at current rate of tax in accordance with the Income Tax Act, 1961. Deferred tax is recognised, subject to the consideration of prudence on timing differences, being difference between taxable income and accounting income that originate in one period and are capable of reversal in one or more subsequent periods.

Deferred Tax Assets (DTA) arising on account of brought forward losses and unabsorbed depreciation are recognised only when there is a reasonable certainty of realisations supported by convincing evidence. The accumulated Deferred Tax Assets /Liabilities is adjusted by applying the extant tax rates and tax laws at the year end.

14 Contingent Liabilities

Contingent liabilities are not provided for and are disclosed by way of note.

(B) NOTES ON ACCOUNTS

1 Quantitative Information pursuant to the provisions of Part II of Schedule VI to the Companies Act, 1956.

A. Licensed and Installed Capacity and Production :

		2001-2002		2000-2001	
		Installed*	Production	Installed*	Production
Cement (Tonnes)	Dry Process Unit	875000	882560	875000	472429
	Wet Process Unit	200000	46435	200000	168393
TOTAL		1075000	928995	1075000	640822

Notes :

(1) Licence capacity per annum not indicated due to abolition of Industrial licence as per Notification No. S.O. 477(E) dt. 25thJuly, 1991, issued under the Industrial (Development and Regulation) Act, 1951.

(2) * As certified by the Management and accepted by the Auditors as correct, being a technical matter.

B. Sales

	2001-2002		2000-2001	
	Quantity	Value	Quantity	Value
	(Tonnes)	(Rs.)	(Tonnes)	(Rs.)
Cement *	931236	19738.72	677372	15244.49
Clinker	97009	843.49	18146	224.89
Coal	-	-	8049	198.41
TOTAL		20582.21		15667.79

*Includes self consumption 547.60 MT, value Rs. 11.84 lacs (previous year 1622.610 MT, value Rs.36.85 lacs) and transit loss, damages, shortages etc.

C. Stocks

	Opening Stock				Closing Stock			
	01/10/2001		01/10/2000		30/09/2002		30/09/2001	
	Quantity (Tonnes)	Value (Rs. in Lacs)	Quantity (Tonnes)	Value (Rs. in Lacs)	Quantity (Tonnes)	Value (Rs. in Lacs)	Quantity (Tonnes)	Value (Rs. in Lacs)
Cement	21353	405.23	17513	275.58	19112	317.42	21353	405.23
Clinker	2642	2.77	2658	2.79	-	-	2642	2.77
Coal	-	-	1000	17.57	-	-	-	-
TOTAL		408.00		295.94		317.42		408.00

D. Purchase for Re-Sale

	2001-2002		2000-2001	
	Quantity (MT)	Value (Rs. in Lacs)	Quantity (MT)	Value (Rs. in Lacs)
Cement	-	-	40390	981.86
Coal	-	-	7049	141.34
TOTAL				1123.20

E. Raw materials consumed

	2001-2002		2000-2001	
	Quantity (MT)	Value (Rs. in Lacs)	Quantity (MT)	Value (Rs. in Lacs)
Limestone	1407542	2531.73	595342	1099.58
Gypsum	38694	193.12	28611	162.24
Others	-	119.76	-	1604.39
TOTAL		2844.61		2866.21

★ Including clinker Purchased and consumed 124495 MT, Rs. 1543.67 lacs.

F. Value of imported and indigeneous raw materials, spare parts and components consumed.

	2001-2002				2000-2001			
	Raw Material		Stores, Spare parts & Components etc.		Raw Material		Stores, Spare parts & Components etc.	
	Value Rs. in lacs	% of total Consumption	Value Rs. in lacs	% of total Consumption	Value Rs. in lacs	% of total Consumption	Value Rs. in lacs	% of total Consumption
Imported	-	-	49.93	3.47	-	-	42.28	4.34
Indigenous	2844.61	100.00	1387.33	96.53	2866.21	100.00	932.94	95.66
TOTAL	2844.61	100.00	1437.26	100.00	2866.21	100.00	975.22	100.00

G. C.I.F. value of imports

	2001-2002 Rs.	(Rs. in lacs) 2000-2001 Rs.
(a) C.I.F. value of imports		
Coal (Including trading goods Rs. Nil, Previous year Rs.50.49 lacs)	**1759.60**	627.73
Capital goods	**2.81**	0.50
Components & Spare parts	**59.45**	26.76
(b) Expenditure in Foreign currencies (in rupee equivalent)		
Travelling	**—**	4.85
Others	**641.35**	2343.81
(c) Earnings in foreign currencies		
F.O.B value of exports	**1051.05**	200.31

2. Estimated amount of contracts remaining to be executed on capital account and not provided advance paid Rs. 0.70 Lacs (previous year Rs.136.75 Lacs).	**24.34**	280.54

3 Contingent liabilities not provided for in respect of :

a) Demand raised by Gujarat Electricity Board (GEB) contested by the Company in Gujarat High Court Rs. 715.20 Lacs (previous year Rs.715.20 Lacs) including delayed payment charges. A sum of Rs. 715.20 Lacs (previous year 715.20 Lacs) had been deposited with GEB under protest. (Refer Note No.9)

b) Rent on Water pipelines by Panchayat, Irrigation Deptt., Govt. of Gujarat Rs. 132.09 Lacs (previous year Rs.102.37 Lacs).

c) Sales Tax (including interest) and Excise duty demand disputed by the Company - Rs. Nil (previousyearRs. 336.06 Lacs) and Rs.422.58 lacs (previous year Rs. Nil) respectively.

d) Custom Duty and Interest, which may arise if obligation for export is not fulfilled against import of inputs madeunder Advance Licence Scheme in earlier years - Rs. 135.55 lacs (previous year Rs.231.58 Lacs). The Company has represented for extension of time for fulfillment of export obligation, which is pending with concerned authorities.

e) Outstanding Bank Guarantees Rs.251.32 Lacs (previous year Rs.257.94 Lacs), net of Rs. 244.96 Lacs (previous year Rs. 213.55 lacs) against export obligation.

f) Claims against the company not acknowledged as debts Rs. 93.09 lacs (previous year Rs. 86.55 Lacs).

4 Pursuant to consent decree filed in earlier years in the High Court of Gujarat, Sales Tax earlier claimed as benefit aggregating to Rs.4940.38 lacs pertaining to earlier years had been provided for in the year 1998-99. Accordingly, as per consent decree, down payment of Rs.1500 lacs including interest had been made and balance is payable in 10 half yearly equal installments starting from 31.03.1999 along with interest @ 9% thereon w.e.f 01.04.1998. Due to financial stringences there has been delay in payment of certain installments.

5 a) Provision for Penal Interest / liquidated damages (amount unascertainable) on overdue payment of Non Convertible Debentures has not been made pending finalisation of rehabilitation package.

b) Interest is net of reversal for earlier years written back pursuant to reduction in interest rate on term loan /debentures Rs.398.55 lacs and on other accounts being saving on sales tax paid under amnesty scheme of Rs.76.68 lacs.

6 In compliance of High Court Orders, loss arisen out of transfer of units, pursuant to scheme of arrangement between the Company and Gujarat Composite Ltd. was adjusted against the Reserve on Revaluation of Fixed Assets. Consequently, depreciation for the current year includes Rs.43.79 lacs (previous year Rs.50.48 lacs) pertaining to depreciation on revalued portion of fixed assets for current year with consequent increase in loss for the year.

7 The following are included under other heads of expenses in the Profit and Loss Account :

		2001-2002 (Rs in lacs)	2000-2001 (Rs in lacs)
a)	Salaries , Wages and Bonus etc.	**102.85**	113.46
b)	Contribution to provident fund and other funds	**6.43**	6.24
c)	Welfare Expenses	**3.45**	3.51
d)	Stores & spares Consumed	**147.52**	79.30
e)	Royalty and Cess Charges	**316.36**	139.84
f)	Power and Fuel	**16.95**	14.39
g)	Repair and maintenance	**1.24**	0.35
h)	Rates & taxes / Insurance	**0.93**	0.94
i)	Miscellaneous expenses	**8.41**	3.12
		604.14	361.15

8 Capital Work in Progress / Addition to Fixed Assets include Plant and Machinery under installation/ transit, building under construction, advance for plant and machinery and pre operative expenditure pending allocation / capitalisation :

		30/09/02 (Rs in lacs)	30/09/01 (Rs in lacs)
a)	Interest	**21.55**	204.99
b)	Stores and Spares	**50.07**	425.13
c)	Others	**0.13**	57.84
		71.75	687.96
	Add : Expenditure upto Previous Year	**158.19**	232.26
		229.94	920.22
	Less: Transferred to Fixed Assets / Sales	**223.66**	762.03
		6.28	158.19

9 Gujarat Electricity Board (GEB) had raised demand of Rs.1336.79 lacs by way of Supplementary bill based on their own assumption and calculation, which was challenged by the Company in the Gujarat High Court as unfounded and baseless. As per direction of the Court, the Company had filed its appeal with the Appellate Committee of GEB, who after hearing both the parties, reduced the demand to Rs.447.88 lacs. The Company had again approached the Gujarat High Court and the matter is sub-judice. GEB has also raised demand of Rs.267.32 lacs (previous year Rs.267.32 lacs) being delayed payment charges which has not been accepted by the Company pending decision of the Court. According to the Company, no amount on this account is payable and therefore, no provision thereagainst is considered necessary.

10 In the absence of profits, debenture redemption reserve amounting to Rs.1000 lacs (including Rs.125 lacs for earlier years) has not been created.

11 In earlier years, the Company has assigned its rights, title and interest in the leasehold land and premises at Sewree, Mumbai from Mumbai Port Trust (MPT) at a consideration of Rs.65.00 lacs subject to MPT approval to be arranged by the Assignee. On receipt of payment, possession of the land and premises was handed over, pending approval of MPT. MPT has issued notice for surrender of vacant possession of the land and has raised the demand towards arrears of lease rent, interest etc. amounting to Rs.655.51 lacs (upto 30th September 2001 Rs.531.66 lacs) based on their own assumptions and calculation. As per the assignment terms, the assignee is responsible and accountable to such demands and are to attend/settle the matter with MPT. Accordingly, the Company has asked the assignee to deal in the matter with MPT.

12 Income from services include - inter divisional income of Rs.46.12 lacs (previous year Rs.298.37 lacs) Unrealised profit on unsold stock has been eliminated while valuing the inventories. This accounting treatment has no impact on the loss of the Company.

13 Tax deducted at source from interest Rs. Nil (previous year Rs. 0.69 lacs), from rent Rs.1.69 lacs (previous year Rs.3.16 lacs) and from Others Rs.1.52 lacs (Previous year Rs.0.68 lacs)

14 Sundry debtors exceeding 6 months of Rs.28.18 lacs (previous year Rs.28.18 lacs) pending confirmation, for which necessary legal / persuasive action for recovery has been taken and in the opinion of management these are good and recoverable.

15 Sundry creditors include Rs.17.21 lacs (previous year Rs. 17.21 lacs) pending reconciliation of Cement Regulation Account with claims / counterclaims and Rs. 73.06 lacs (previous year Rs.73.06 lacs) being provision made against demand in said account which is contested.

16 Prior period adjustments (net) includes Rates & Taxes (incl. Sales Tax); Dr. Rs.98.74 lacs (previous year Rs.64.19 lacs) , Advertisement & sales promotion Exp.; Dr. Rs.0.28 lacs (previous year Rs. 15.42 lacs), Repairs to Building & Machinery Dr. Rs.16.64 lacs (previous year Rs.3.33 lacs), Rent Cr. Rs.47.44 lacs (previous year Rs. Nil)

17 The Ministry of Textile vide its order dated 30th June 1997 and 1st July 1999 has deleted cement from the list of Commodities to be packed in jute bags under the Jute Packaging (Compulsory Use in Packaging Commodities) Act, 1987. The matter is pending before the Kolkata High court in respect of demand for the period upto 30th June1997. However the Company does not expect any liability for non despatch of cement in jute bags in respect of those years.

18 Despite negative networth and continuous losses the accounts of the Company for the year have been prepared on the assumption of "Going Concern Basis"; as the rehabilitation package is under finalisation with the Operating Agency.

19 **Segment Reporting**

The Company does not have more than one reportable segment in line with Accounting Standard-17 Segment Reporting issued by the Institute of Chartered Accountants of India, hence the segment information is not required to be given.

20 **Related Party Transactions**

(A) Related Parties

	Related Parties	**Relationship**
i)	Grasim Industries Limited	Holding Company
ii)	Mr. S.N. Malpani	Manager
iii)	Birla Technologies Limited	Fellow Subsidiary
iv)	Sun God Trading & Investment Ltd.	Fellow Subsidiary
v)	Samruddhi Swastik Trading & Investment Ltd.,	Fellow Subsidiary

(B) Nature of Transaction with the related parties refer to in sr. no. (i) above :

		(Rs. in lacs)
i)	Sales & Services	935.05
ii)	Other Income received	2.23
iii)	Purchase of Goods/Payment for other services	2.01
iv)	Interest Paid / Provided	617.56
v)	Inter corporate deposit taken	2300.00
vi)	Other advance taken	900.00
vii)	Outstanding Balances as at 30th September, 2002	
	- Debtors	137.24
	- Creditors	912.40
	- Unsecured loan	6175.88

(C) Nature of Transaction with the related parties refer to in sr. no. (ii) above

1.	Remuneration (excluding gratuity of Rs.0.63 lacs)	5.25
2.	Outstanding Housing Loan Receivable	0.41

(D) Nature of Transaction with the related parties refer to in sr. no. (iii) above -Nil-

(E) Nature of Transaction with the related parties refer to in sr. no. (iv) above -Nil-

(F) Nature of Transaction with the related parties refer to in sr. no. (v) above -Nil-

21 **Earning Per Share (EPS) : The numerators and denominators used to calculated Basic and Diluted Earnings Per Share**

	Year ended 30/09/2002	Year ended 30/09/2001
Profit attributable to the Equity Shareholders (Rs.in lacs)		
- Before exceptional / extra-ordinary item	(876.55)	(2886.77)
- After exceptional / extra-ordinary item	(2140.00)	(3227.82)
Basic/Weighted average number of Equity Shares outstanding during the year	7454710	7454710
Nominal value of Equity Shares (Rs.)	10	10
Basic / Diluted Earnings per Share (Rs.)		
- Before exceptional / extra-ordinary item	(11.76)	(38.72)
- After exceptional / extra-ordinary item	(28.71)	(43.30)

22 In compliance with the Accounting Standard - 22 relating to "Accounting for Taxes on Income", the company recognised a net cumulative deferred tax assets of Rs.1738.46 lacs up to 30.09.2001 and adjusted against carried forward balance of Profit & Loss Account as on 01.10.2001. Further, provision for tax for the year ended 30.09.2002, represents deferred tax credit of Rs.1171.08 lacs (Refer Schedule No.22)

23 Auditors Remuneration:

		2001-2002	Rs. in lacs 2000-2001
a)	**Statutory Auditors**		
	Audit Fees	1.80	1.50
	Tax Audit Fees	0.60	0.50
	For certification & other works including service tax	1.49	0.67
	Reimbursement of expenses	1.20	1.47
	Total :-	5.09	4.14
b)	Cost Auditors		
	Audit Fees including Service tax	0.52	0.42
	Total :-	0.52	0.42

24 Manager's Remuneration

	2001-2002	2000-2001
Salary*	2.83	2.42
Contribution to P.F & Other funds	0.76	0.65
Perquisites	1.66	1.37
Total :-	5.25	4.45

* Excluding Gratuity provision of Rs.0.63 lacs (previous year Rs.0.46 lacs)

25 Balances of certain debtors, creditors, loans and advances are subject to confirmation.

26 Previous year figures have been recast/regrouped wherever considered necessary.

Signature to Schedules '1' to '23'

As per our report of evendate
For LODHA & CO.
Chartered accountants

N.K.LODHA
Partner

Mumbai
24th December, 2002

S.N.MALPANI
Secretary & Manager

K.D.AGRAWAL — Chairman

S. MISRA
O.P. PURANMALKA
S.K. MAHESHWARI — Director

N. P. SUBRAMANIAN

SHREE DIGVIJAY CEMENT COMPANY LIMITED

Balance Sheet abstract and General Business Profile

1 Registration Details

Registration No.	749/TA
State Code	04
Balance Sheet Date	30-09-02

2 Capital raised during the year (Amount in Rs. Thousands)

Public Issue	NIL
Rights Issue	NIL
Bonus Issue	NIL
Private Placement	NIL

3 Position of mobilisation and deployment of funds (Amount in Rs. Thousands)

Total Liabilities	2376007
Total Assets	2376007

Sources of Funds :

Paid up Capital	74554
Reserves & Surplus	11830
Secured Loans	1362950
Unsecured Loans	926673

Application of Funds :

Net Fixed Assets	1072382
Investments	181
Net Current Assets	(606320)
Miscellaneous Expenditure	NIL
Deferred Tax Assets (Net)	290954
Accumulated Losses	1618810

4 Performance of the Company (Amount in Rs. Thousands)

Turnover	2058221
Total Expenditure	2457648
+ - Profit / (Loss) before Tax	-331109
+ - Profit / (Loss) after Tax	-214000
Earnings per Share (Rs.)	NIL
Dividend Rate (%)	NIL

5 Generic names of three principal products / services of the Company (As per monetary terms)

a) Item Code No.	252329.01
Product Description	GREY PORTLAND CEMENT
b) Item Code No.	252310-00
Product Description	CEMENT CLINKER

K.D.AGRAWAL — Chairman

S.MISRA, O.P. PURANMALKA, S.K. MAHESHWARI, N. P. SUBRAMANIAN — Director

S.N.MALPANI
Secretary & Manager

Mumbai
24th December, 2002

CASH FLOW STATEMENT ANNEXED TO THE BALANCE SHEET FOR THE YEAR ENDED 30th SEPT. 2002

	2001-2002		2000-2001	
	(Rs. in lacs)			
(A) Cash flow from Operating Activities				
a. Net Profit /(Loss) before tax and extra-ordinary items	(2047.63)		(2886.77)	
Adjustment for:				
Depreciation	916.79		756.94	
Interest	3069.32		3441.84	
Provisions for doubtful debts and advances	114.36		154.53	
Loss on sale/discard of fixed assets (Net)	92.20		0.44	
Interest Income	(16.64)		(14.11)	
Dividend Income	0.00		(0.09)	
Provisions for doubtful debts written back	(18.45)		0.00	
	2109.95		1452.78	
b. Operating profit before working capital changes				
Adjustment for:				
Trade and other receivables	32.39		1765.13	
Inventories	283.70		570.60	
Trade payables	100.51		863.76	
c. Cash generated from operations	2526.55		4652.27	
Direct taxes paid	0.00		0.00	
Cash from operating activities before extra-ordinary items	2526.55		4652.27	
d. Extra-ordinary items	(1263.45)		44.26	
Net cash flow from operating activities		1263.10		4696.53
(B) Cash flow from Investing Activities				
Sale of Fixed Assets	31.18		6.61	
Interest received	16.64		14.11	
Dividend received	0.00		0.09	
Purchase of fixed assets	(105.68)		(2520.44)	
Net Cash from/(used in) Investing Activities		(57.86)		(2499.63)
(C) Cash flow from Financing Activities				
Proceeds from borrowings	2615.90		1800.00	
Repayment for borrowings	(1000.00)		(1518.98)	
Interest paid	(2994.49)		(2562.43)	
Net Cash from/(used in) Financing Activities		(1378.59)		(2281.41)
(D) Net increase/(decrease) in Cash & Cash equivalents		(173.35)		(84.51)
Cash & Cash equivalents at beginning of the year		339.23		423.74
Cash & Cash equivalents at end of the year		165.88		339.23

(Cash and cash equivalents represent Cash and Bank balances)
Note : Previous year figures have been regrouped / recast wherever necessary.

As per our separate report attached.

For LODHA & CO.
Chartered Accountants

N.K. LODHA
Partner

Mumbai
22th December, 2002

S.N.MALPANI
Secretary & Manager

K.D. AGRAWAL — Chairman

S. MISRA
O.P. PURANMALKA
S.K. MAHESHWARI
N. P. SUBRAMANIAN
} Directors

AUDITORS' CERTIFICATE

We have examined the attached Cash Flow Statement of Shree Digvijay Cement Company Limited, for the year ended 30th September, 2002. The Statement has been prepared by the Company in accordance with the requirements of listing agreement Clause 32 with Stock Exchange and is based on and in agreement with the corresponding Profit and Loss Account and Balance Sheet of the Company covered by our report of the even date to the members of the Company.

For LODHA & CO.
Chartered Accountants

Mumbai
24th December, 2002

N.K. LODHA
Partner

SUN GOD TRADING AND INVESTMENTS LIMITED

DIRECTORS' REPORT

TO THE MEMBERS

The Directors have pleasure in presenting the Ninth Annual Report of your Company together with the Audited Statement of Accounts for the year ended 31st March, 2003

During the year under review the financial results of the Company show a loss of Rs. 0.02 lac (Previous Year Rs. 0.02 lac) after meeting all expenses. In view of loss, no dividend for the year is recommended.

DIRECTORS

Mr. D. N. Makharia has resigned form the Board. Your Directors record their appreciation for the valuable services rendered by Mr. Makharia during his tenure with your Company.

Mr. D. D. Rathi was appointed as Additional Director pursuant to Article 18 of the Articles of Association of the Company. He will hold office up to the date of the forthcoming Annual General Meeting and being eligible, offers himself for re-election.

Mr. G. K. Tulsian retires from office by rotation and being eligible offers himself for re-apointment.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors Responsibility Statement" and confirm as under :

i) that in the preparation of the Annual Accounts, the applicable Accounting standards have been followed along with proper explanation relating to material departures;

ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company at the end of the financial year and of the profit or loss of the company for that period;

iii) that the Directors have taken proper and sufficient care of the maintenance of adequate records in accordance with the provisions this Act for safeguarding the Assets of the company and for preventing and detecting fraud and other irregularities:

iv) that the Directors have prepared the annual accounts on a going concern basis.

AUDITORS

Messers Amritlal H. Jain & Co., Chartered Accountants, the Auditors of the Company, retire and being eligible offer themselves for re-appointment.

PARTICULARS OF EMPLOYEES

The Company had no employee in the Category specified Under Section 217 (2A) of the Companies Act, 1956.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

In view of the nature of operations, we have nothing to report on these matters.

On behalf of the Directors,

Birlagram, Nagda
Dated: 4th April, 2003

SHAILENDRA K. JAIN
Chairman

ANNEXURE REFERRED TO IN PARAGRAPH 3 OF OUR REPORT OF EVEN DATE ON THE ACCOUNTS OF SUN GOD TRADING & INVESTMENTS LTD. FOR THE YEAR ENDED ON MARCH 31ST, 2003

1. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained Under Sections 301 and 370 (1B) of the Companies Act, 1956.
2. The Company has not given any loans to Companies, Firms or other parties listed in the register maintained Under Section 301 and 370 (1B) of the Companies Act, 1956.
3. The Company has not accepted any deposits from the public and hence, the provisions of section 58 A of the Companies Act, 1956 are not applicable.
4. In our opinion, the Company has internal audit system commensurate with its size and nature of business.
5. According to the information and explanations given to us, there are no undisputed amounts payable in respect of Income-tax, wealth-tax, sales-tax, customs duty and excise duty which have remained outstanding as at 31st March, 2003 for a period exceeding six months from the date they became payable.
6. In our opinion and as per the explanations given to us, the Company has not charged any personal expenses to the revenue account.
7. The Company does not fall within the purview of clause (O) of Sub Section (i) of Section (3) (i) of the Sick Industrial Companies (Special) Provision Act, 1985).

For **AMRITLAL H. JAIN & CO.**
Chartered Accountants

Date: 4th April, 2003
Place: Ujjain

AMRITLAL H. JAIN
Partner

AUDITORS' REPORT

TO THE MEMBERS OF SUN GOD TRADING & INVESTMENTS LIMITED

1. We have audited the attached Balance Sheet of Sun God Trading & Investments Limited as at 31st March, 2003 and the annexed Profit and Loss Account of the Company for the year ended on that date. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that :-
   (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   (b) In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books;
   (c) The Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account.
   (d) In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in the compliance with the Accounting Standards referred in sub-section 3 (c) of Section 211 of the Companies Act, 1956 to the extent applicable;
   (e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2003 from being appointed as directors in terms of clause (g) of sub-section (i) of section 274 of the Companies Act, 1956.
   (f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and the Profit and Loss Account read together with the Notes thereon give information required by the Companies Act, 1956 in the manner so required and give a true and fair veiw:
      (i) In the case of the Balance Sheet, of the State of Affairs of the Company as at 31st March, 2003.
      and
      (ii) In the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For **AMRITLAL H. JAIN & CO.**
Chartered Accountants

Date: 4th April, 2003
Place: Ujjain

AMRITLAL H. JAIN
Partner

SUN GOD TRADING AND INVESTMENTS LIMITED

BALANCE SHEET
as at 31st March, 2003

			Rs. Lacs Previous year
SOURCES OF FUNDS			
Shareholders' Funds			
SHARE CAPITAL			
Authorised :			
49000 Equity Shares of Rs. 10 each		4.90	4.90
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each		0.10	0.10
		5.00	5.00
Issued and Subscribed :			
49000 Equity Shares of Rs. 10 each		4.90	0.05
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each		0.10	0.10
		5.00	0.15
Paid up :			
49000 Equity Shares of Rs. 10 each fully paid up (49000 Shares held by Grasim Industries Limited.) (Prev. Yr. 520 Shares held by Grasim Industries Limited)		4.90	0.05
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each Fully paid up (Rs. 100 each Prev. Yr. partly paid Rs. 25 each) {Redeemable not later than 12th July, 2004 by virtue of Section 80 A of the Companies Act, 1956 as amended by the Companies (Amendment) Act, 1988.}		0.10	0.03
TOTAL		5.00	0.08
APPLICATION OF FUNDS			
Investments (At Cost)			
Unquoted - Fully Paid			
7000 Equity Shares in Birla Management Centre Services Ltd. of Rs. 10/- each	0.70		
300 Preference Shares in Birla Management Centre Services Ltd. of Rs. 10/- each	0.03		
		0.73	
Current Assets, Loans and Advances			
Current Assets :			
Balances with Scheduled Banks :			
Current Accounts (Rs.5, Previous Year Rs.5)	4.19		
Less:			
Current Liabilities & Provisions			
Current Liabilities :			
Sundry Creditors			
Due to holding Company	0.07		0.07
Other Liabilities	0.03		0.02
Net Current Assets		4.09	(0.09)
Miscellaneous Expenditure (To the extent not written off or adjusted)			
Preliminary expenses		0.01	0.01
Profit and Loss Account			
Loss as per last Balance Sheet	0.15		0.14
Add: As per Profit and Loss Account annexed	0.02		0.02
		0.17	0.16
TOTAL		5.00	0.08

Notes on Accounts Schedule 'A'

PROFIT AND LOSS ACCOUNT
for the year ended 31st March, 2003

		Rs. Lacs Previous year
INCOME	Nil	Nil
	Nil	Nil
EXPENDITURE		
Bank Commission (Rs. Nil, Previous year Rs. 210)		
Auditors' Remuneration		
Audit Fee	0.01	0.01
Preliminary Expenses written off	0.01	0.01
	0.02	0.02
Balance carried to Balance Sheet	0.02	0.02

Notes on Accounts Schedule 'A'

SCHEDULE FORMING PART OF ACCOUNTS

SCHEDULE 'A'

Notes on Accounts

1. Contingent Liability not provided for arrears of dividend on Cumulative Preference Shares from 5.11.1994 to 31.3.2003 is Rs. 0.03 lac (Previous Year Rs. 0.03 lac).
2. Significant Accounting Policies
   i) Revenues are accounted for on accrual basis.
   ii) Amortisation of Preliminary Expenses : Preliminary Expenses are amortised over a period of ten years.
3. Additional information required under Paragraphs 3 and 4D of Part II of Schedule VI to the Companies Act, 1956 : — Nil
4. As per AS 18 issued by the Institute of Chartered Accountants of India, the related party is Grasim Industries Ltd. which is the holding Company of your Company.

Name of related party	:	Grasim Industries Limited
Description of relation	:	Holding Company
Transaction dg the year	:	1) Subscription to 48480 equity shares of Rs. 10 each 2) Payment of call money on 100 15% redeemable Cumulative preference shares @ Rs. 7.5/- share amounting to Rs. 0.075 lacs
Amount Outstanding to holding Company	:	Rs.0.07 lac
Provision for doubtful debts	:	Nil
Amount written off / written back in respect of debts	:	Nil

5. The figures have been rounded off to the nearest thousand Rupees.
6. Figures appearing in brackets denotes negative values.

Additional Information under Part IV of Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and General Business Profile

1. Registration Details :
   Registration No. : 10-8446 State Code : 10
   Balance Sheet Date : 31 (Date) 03 (Month) 2003 (Year)
2. Capital Raised during the year (Amount in Rs.Thousands)
   Public Issue : NIL Right Issue : NIL
   Bonus Issue : NIL Private Placement : 492
3. Position of Mobilisation and Deployment of Funds (Amount in Rs.Thousands)
   Total Liabilities : 500 Total Assets : 500
   Sources of Funds : Paid Up Capital : 500 Reserves & Surplus : NIL
   Secured Loans : NIL Unsecured Loans : NIL
   Application of Funds : Net Fixed Assets : NIL Investments : 73
   Net Current Assets : 409 Miscellaneous Expenditure : 1
   Accumulated Lossses : 17
4. Performance of the Company (Amount in Rs.Thousands)
   Turnover : NIL Total Expenditure : 2
   + - Profit/(Loss) before Tax : (-)2 + - Profit/(Loss) after tax : (-)2
   Earnings per Share (Rs) : N.A. Dividend Rate (%) : N.A.
5. Generic Names of Three Principal Products/Services of the Company (as per monetary terms)
   a) Item Code No. N.A. Product Description N.A.
   b) Item Code No. N.A. Product Description N.A.
   c) Item Code No. N.A. Product Description N.A.

As per our Report annexed.
For AMRITLAL H. JAIN & CO.,
Chartered Accountants

AMRITLAL H. JAIN
Partner
Birlagram, Nagda
Dated : 4th April, 2003

SHAILENDRA K. JAIN
G.K. TULSIAN
D. D. RATHI
Directors

SAMRUDDHI SWASTIK TRADING AND INVESTMENTS LIMITED

DIRECTORS' REPORT

TO THE MEMBERS

The Directors have pleasure in presenting the Ninth Annual Report of your Company together with the Audited Statement of Accounts for the year ended 31st March, 2003

FINANCIAL RESULTS

		Rs.lacs Current Year	Previous Year
Profit Before Tax		30.57	32.03
Less: Provision for Tax			
Current Tax	3.75		2.45
Add : Deferred Tax	8.11	11.86	9.42
		18.71	20.16
Provision of Tax for earlier year written back		—	1.90
		18.71	22.06
Balance brought forward from earlier year		74.96	79.22
		93.67	101.28
Appropriations			
Transferred to Deferred Tax Liability		—	26.32
Proposed Preference Dividend (Rs.375)			
Corporate Dividend Tax thereon (Rs. 48/- Previous Year Rs.NIL)			
Balance Carried to Balance Sheet		93.66	74.96
		93.66	101.28

DIVIDEND

Your Directors are glad to recommend the following dividend for the year ended 31st March, 2003 for your consideration for which necessary provision has been made in the accounts:

On 15% Redeemable Cumulative Preference Shares of Rs.100 each partly paid up Rs.25 each. 15% Dividend (Rs.375) (Previous Year Rs.375)

Dividend Tax thereon @ 12.5% plus surcharge of 2.5% equivalent to 12.81% (Rs.48) (Previous year Rs.NIL)

DIRECTORS

Mr. P. P. Agarwal has resigned form the Board. Your Directors record their appreciation for the valuable services rendered by Mr. Agarwal during his tenure with your Company.

Mr. Shailendra K.Jain, Mr. D. D. Rathi and Mr. Sanjeev Bafna were appointed as Additional Directors pursuant to Article 18 of the Articles of Association of the Company. They will hold office up to the date of the forthcoming Annual General Meeting and being eligible, offer themselves for re-election.

Mr. O. P. Rungta retires from office by rotation and being eligible offers himself for re-appointment.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors Responsibility Statement" and confirm as under :

i) that in the preparation of the Annual Accounts, the applicable Accounting standards have been followed along with proper explanation relating to material departures;

ii) that the Directors have selected such accounting policies and applied them consistently and made judgements and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the company at the end of the financial Year.

iii) that the Directors have taken proper and sufficient care of the maintenance of adequate records in accordance with the provisions this Act for safeguarding the Assets of the company and for preventing and detecting fraud and other irregularities:

iv) that the Directors have prepared the annual accounts on a going concern basis.

AUDITORS

Messers Amritlal H. Jain & Co., Chartered Accountants, the Auditors of the Company, retire and being eligible offer themselves for re-appointment.

PARTICULARS OF EMPLOYEES

The Company had no employee in the Category specified Under Section 217 (2A) of the Companies Act, 1956.

CONSERVATION OF ENERGY, TECHNOLOGY ABSORPTION AND FOREIGN EXCHANGE EARNINGS AND OUTGO

In view of the nature of operations, we have nothing to report on these matters.

On behalf of the Directors,

Birlagram, Nagda
Dated: 4th April, 2003

O.P. RUNGTA
Chairman

ANNEXURE REFERRED TO IN PARAGRAPH 3 OF OUR REPORT OF EVEN DATE ON THE ACCOUNTS OF SAMRUDDHI SWASTIK TRADING AND INVESTMENTS LTD. FOR THE YEAR ENDED ON MARCH 31ST, 2003

1. The Company has maintained proper records showing full particulars including quantitative details and situation of Fixed Assets. The assets of the Company have been physically verified by the management at reasonable intervals and no material discrepancies between the book records and the physical inventory were noticed.
2. The Fixed Assets of the Company have not been revalued during the year.
3. The Company has not taken any loans, secured or unsecured from companies, firms or other parties listed in the register maintained Under Sections 301 and 370 (1B) of the Companies Act, 1956.
4. The Company has not given any loans to Companies, Firms or other parties listed in the register maintained Under Section 301 and 370 (1B) of the Companies Act, 1956.
5. The Company has not accepted any deposits from the public and hence, the provisions of section 58 A of the Companies Act, 1956 are not applicable.
6. In our opinion, the Company has internal audit system commensurate with its size and nature of business.
7. According to the information and explanations given to us, there are no undisputed amounts payable in respect of Income-tax, wealth-tax, sales-tax, customs duty and excise duty which have remained outstanding as at 31st March, 2003 for a period exceeding six months from the date they became payable.
8. In our opinion and as per the explanations given to us, the Company has not charged any personal expenses to the revenue account.
9. The Company does not fall within the purview of clause (O) of Sub Section (i) of Section (3) (i) of the Sick Industrial Companies (Special) Provision Act, 1985).

For AMRITLAL H. JAIN & CO.
Chartered Accountants

Date: 4th April, 2003
Place: Ujjain

AMRITLAL H. JAIN
Partner

AUDITORS' REPORT

TO THE MEMBERS OF SAMRUDDHI SWASTIK TRADING AND INVESTMENTS LIMITED

1. We have audited the attached Balance Sheet of Samruddhi Swastik Trading and Investments Limited as at 31st March, 2003 and the annexed Profit and Loss Account of the Company for the year ended on that date. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with Auditing Standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material mis-statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Manufacturing and other Companies (Auditor's Report) Order, 1988 issued by the Central Government of India in terms of Section 227(4A) of the Companies Act, 1956, we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that :-
   (a) We have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purpose of our audit;
   (b) In our opinion, proper books of account as required by law have been kept by the Company, so far as appears from our examination of such books;
   (c) The Balance Sheet and Profit and Loss Account dealt with by this Report are in agreement with the books of account.
   (d) In our opinion, the Balance Sheet and the Profit and Loss Account dealt with by this report are in the compliance with the Accounting Standards referred in sub-section 3 (c) of Section 211 of the Companies Act, 1956 to the extent applicable;
   (e) In our opinion, and based on information and explanations given to us, none of the directors are disqualified as on 31st March, 2003 from being appointed as directors in terms of clause (g) of sub-section (i) of section 274 of the Companies Act, 1956.
   (f) In our opinion and to the best of our information and according to the explanations given to us, the said Balance Sheet and the Profit and Loss Account read together with the Notes thereon give information required by the Companies Act, 1956 in the manner so required and give a true and fair veiw:
      (i) In the case of the Balance Sheet, of the State of Affairs of the Company as at 31st March, 2003.
      and
      (ii) In the case of the Profit and Loss Account, of the Profit of the Company for the year ended on that date.

For AMRITLAL H. JAIN & CO.
Chartered Accountants

Date: 4th April, 2003
Place: Ujjain

AMRITLAL H. JAIN
Partner

SAMRUDDHI SWASTIK TRADING AND INVESTMENTS LIMITED

BALANCE SHEET
as at 31st March, 2003

Particulars			Rs. in Lacs	Previous year
SOURCES OF FUNDS				
Shareholders' Funds				
SHARE CAPITAL				
Authorised :				
6999000 Equity Shares of Rs. 10 each			699.90	699.90
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each			0.10	0.10
			700.00	700.00
Issued and Subscribed :				
6500000 Equity Shares of Rs. 10 each			650.00	650.00
100 15% Redeemable Cumulative Preference Shares of Rs. 100 each			0.10	0.10
			650.10	650.10
Paid up :				
6500000 Equity Shares of Rs.10 each fully paid up (6500000 Shares held by Grasim Industries Limited.)			650.00	650.00
100 15% Redeemable Cumulative Preference Shares of Rs.100 each partly paid-up Rs.25 each (Redeemable not later than 12th July, 2004 by virtue of Section 80 A of the Companies Act,1956 as amended by the Companies (Amendment) Act, 1988.)			0.03	0.03
RESERVES AND SURPLUS				
Profit and Loss Account				
Opening Balance		74.95		79.22
Less: Transferred to Deferred Tax Liability				26.32
		74.95		52.89
Transferred from Profit & Loss Account		18.71		22.06
			93.66	74.95
DEFERRED TAX LIABILITY				
Opening Balance		35.74		
Transferred from Reserves				26.32
Transferred from Profit & Loss Account		8.11		9.42
			43.85	35.74
LOANS FUNDS				
Unsecured Loan				
Due to Holding Company			3961.87	—
TOTAL			4749.41	760.72
APPLICATION OF FUNDS				
Fixed Assets Schedule 'A'				
Gross Block		752.02		752.02
Less: Depreciation		142.57		110.49
Net Block			609.45	641.53
Investments (At cost)				
Shares				
Quoted - Fully Paid				
2056233 Equity Shares of Rs. 10 each in Larsen & Toubro Ltd.		3959.49		—
Unquoted - Fully Paid				
9000 Equity Shares of Rs. 10 each in Birla Technologies Ltd. (Sold during the year)		—	3959.49	2.71
Current Assets, Loans and Advances				
Current Assets				
Sundry Debtors (Unsecured, considered Good, Less than six months)		0.10		0.27
Cash and Bank Balances				
Balances with Scheduled Banks :				
Current Accounts	3.36			2.85
Deposit Account	144.87			101.92
(Including Accrued Interest Rs. 304315, Previous year Rs. 159689)		148.23		104.77
Loans and Advances				
Advance Income tax - Less Provisions		69.26		54.57
		217.58		159.62
Less: Current Liabilities & Provisions				
Liabilities :				
Sundry Creditors :				
Security and other Deposits	36.62			42.96
Other Liabilities	0.50			0.19
	37.12			43.15
Provisions:				
Proposed Preference Dividend 0.00				
Corporate Dividend Tax 0.00	0.00			0.00
		37.13		43.15
Net Current Assets			180.46	116.47
Miscellaneous Expenditure (To the extent not written off / adjusted)				
Preliminary expenses			0.01	0.02
TOTAL			4749.41	760.72

Notes on Accounts Schedule 'B'

PROFIT AND LOSS ACCOUNT
for the year ended 31st March, 2003

Particulars		Rs. Lacs	Previous year
INCOME			
Interest (Gross) on :			
Bank and Other Accounts (Tax deducted at source Rs. 379087, Previous year Rs. 157261)		10.05	8.54
Rent Received (Tax deducted at source Rs.1192452, Previous year Rs. 1170230)		57.28	57.28
Miscellaneous Receipts		0.04	0.04
		67.37	65.86
EXPENDITURE			
Auditors' Remuneration			
Audit Fee	0.05		0.01
Tax Audit Fee	0.02		0.02
		0.07	0.03
Legal & Professional charges		2.69	—
(Profit)/Loss on Sale of Investments		1.68	—
Bank Commission		0.01	0.02
Interest Paid		0.26	0.00
Miscellaneous Expenses		0.00	0.01
Preliminary Expenses written off		0.01	0.01
Depreciation		32.08	33.76
		36.80	33.83
Profit before Tax		30.57	32.03
Provision for Tax			
Current Tax	3.75		2.45
Add : Deferred Tax	8.11		9.42
		11.86	11.87
Provision for tax earlier year written back		0.00	1.91
Profit after Tax		18.71	22.07
Profit / (Loss) for the last year Brought forward		74.95	79.22
Profit available for Appropriation		93.66	101.29
Appropriations			
Transferred to Deferred Tax Liability			26.32
Proposed Preference Dividend		0.00	—
Corporate Dividend Tax thereon		0.00	—
Balance Carried to Balance Sheet		93.66	74.95
		93.66	101.29

Notes on Accounts Schedule 'B'

As per our separate report attached.

For AMRITLAL H. JAIN & CO.,
Chartered Accountants

AMRITLAL H. JAIN
Partner

KUNDAN LODHA
Manager

O. P. RUNGTA
G. K. TULSIAN
SHAILENDRA K. JAIN
D. D. RATHI
SANJEEV BAFNA
Directors

Birlagram, Nagda
Dated : 4th April, 2003

SCHEDULE FORMING PART OF ACCOUNTS

SCHEDULE 'A'
FIXED ASSETS

Rs. Lacs

Particulars	Gross Block			Depreciation			Net Block	
	As at 01.04.02	Additions	As at 31.03.03	Upto 31.03.02	For the Year	Upto 31.03.03	As at 31.03.03	As at 31.03.02
Buildings	752.02	—	**752.02**	110.49	32.08	**142.57**	**609.45**	641.53
	752.02	—	**752.02**	110.49	32.08	**142.57**	**609.45**	641.53
Previous year	752.02		**752.02**	76.73	33.76	**110.49**		

SCHEDULE 'B'
Notes on Accounts

1. Significant Accounting Policies :
   a) Revenues are accounted for on accrual basis.
   b) Fixed Assets & Investments are stated at Cost.
   c) Amortisation of Preliminary Expenses :
      Preliminary Expenses are amortised over a period of ten years.
   d) Depreciation is charged on Written Down Value Method applying rates of Schedule XIV of the Companies Act 1956.
2. Building includes Rs. 674.86 lacs being cost of equity shares and debentures of a Company, entitling the Company the right of exclusive occupation and use of certain office premises.

SCHEDULE 'B' (Contd.)

3. Additional information required under Paragraphs 3, and 4D of Part II of Schedule VI to the Companies Act, 1956 :— Nil
4. As per AS 18 issued by the Institute of Chartered Accountants of India, the related party is Grasim Industries Ltd. which is the holding Company of your Company. The details of transactions are as follows:

	Rs. in Lacs		
Nature of transactions	Transactions dg FY 03	Outstanding as on 31/3/03	
		By the Company	To the Company
(1) Offices Garages given on rent to Grasim Ind Ltd	18.67	NA	Nil
(2) Interest free deposit recd from Grasim Ind Ltd as per Lease Agreement	—	14.00	NA
(3) Unsecured Loan received from Grasim Ind Ltd	3961.87	3961.87	NA

Provision for doubtful debts : Nil

Amount written off / written back in respect of debts : Nil

5. Previous year's figures have been regrouped wherever necessary to make them comparable
6. The figures have been rounded off to the nearest thousand Rupees.

As per our separate report attached.

For AMRITLAL H. JAIN & CO.,
Chartered Accountants

AMRITLAL H.JAIN
Partner

KUNDAN LODHA
Manager

O. P. RUNGTA
G. K. TULSIAN
SHAILENDRA K. JAIN
D. D. RATHI
SANJEEV BAFNA
Directors

Birlagram, Nagda
Dated : 4th April, 2003

Additional Information under Part IV of Schedule VI to the Companies Act, 1956 Balance Sheet Abstract and General Business Profile

1. Registration Details :
   Registration No. 10-8447 State Code : 10
   Balance Sheet Date 31 (Date) 03 (Month) 2003 (Year)
2. Capital Raised during the year (Amount in Rs.Thousands)
   Public Issue : NIL Right Issue : NIL
   Bonus Issue : NIL Private Placement : NIL
3. Position of Mobilisation and Deployment of Funds (Amount in Rs. Thousands)
   Total Liabilities :474940 Total Assets : 474940
   Sources of Funds :
   Paid Up Capital : 65003 Reserves & Surplus : 13751
   Secured Loans : NIL Unsecured Loans : 396186
   Application of Funds :
   Net Fixed Assets : 60945 Investments : 395948
   Net Current Assets : 18046 Miscellaneous Expenditure : 1
   Accumulated Lossses : NIL
4. Performance of the Company (Amount in Rs. Thousands)
   Turnover : 6737 Total Expenditure : 3679
   + - Profit/(Loss) before Tax : (+) 3057 + - Profit/(Loss) after tax : (+) 1871
   Earnings per Share (Rs.) : 0.29 Dividend Rate (%) : Nil
5. Generic Names of Three Principal Products/Services of the Company (as per monetary terms)
   a) Item Code No. N.A.
      Product Description N.A.
   b) Item Code No. N.A.
      Product Description N.A.
   c) Item Code No. N.A.
      Product Description N.A.


GRASIM
ADITYA BIRLA GROUP

GRASIM INDUSTRIES LIMITED

Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

NOTICE is hereby given that the Fifty Sixth Annual General Meeting of the shareholders of Grasim Industries Limited, will be held at the Registered Office of the Company at GRASIM CLUB, Birlagram, Nagda 456 331 (M.P.) on Saturday, the 2nd day of August, 2003 at 11.30 A.M. (S.T.) to transact, with or without modifications, as may be permissible, the following business :

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2003 and the Profit and Loss Account for the year ended 31st March, 2003 and the Reports of the Directors and the Auditors of the Company.

2. To declare dividend on Equity Shares for the year ended 31st March, 2003.

3. To appoint a Director in place of Mrs. Rajashree Birla, who retires from office by rotation, and being eligible, offers herself for re-appointment.

4. To appoint a Director in place of Mr. M.C. Bagrodia, who retires from office by rotation, and being eligible, offers himself for re-appointment.

5. To appoint a Director in place of Mr. R.C. Bhargava, who retires from office by rotation, and being eligible, offers himself for re-appointment.

6. To consider and, if thought fit, to pass the following resolutions as Special Resolutions relating to the appointment of Auditors of the Company :

   A. **"RESOLVED** that Messrs. G.P. Kapadia & Co., Chartered Accountants, Mumbai and Messrs. Lodha & Co., Chartered Accountants, New Delhi, the retiring Auditors of the Company be and are hereby re-appointed as the Joint Statutory Auditors of the Company under Section 224A and other applicable provisions, if any, of the Companies Act, 1956 and to hold office from the conclusion of this meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 20,50,000/- (Rupees Twenty lacs fifty thousand only) to be shared by them in such proportion as may be decided by the Board of Directors of the Company plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   B. **"RESOLVED** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Lodha & Co., Chartered Accountants, Mumbai be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Rajashree Cement Division and Birla White Cement Division and to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 9,00,000/- (Rupees Nine lacs only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

   C. **"RESOLVED** that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division and to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company at a remuneration of Rs. 1,00,000/- (Rupees One lac only) plus service tax as applicable and reimbursement of actual out of pocket expenses, as may be incurred in the performance of their duties."

7. To consider, and if thought fit, to pass the following Resolution as an Ordinary Resolution :

   "RESOLVED that in partial modification of the Resolution passed by the members of the Company at the Annual General Meeting held on 3rd August, 2002 and pursuant to Sections 198, 269 and 388 read with Schedule XIII and other applicable provisions, if any, of the Companies Act, 1956, including any statutory modification or reenactment thereof, consent of the Company be and is hereby accorded :-

   i. to the revision in the amount of monthly Salary and Special Allowance payable to Mr. Shailendra K. Jain, Whole-time Director of the Company up to an overall limit of Rs.8 Lacs (Rupees eight Lacs only) per month; and

   ii. to sanction and pay him such other Annual Performance Linked Pay and / or Long Term Incentive Compensation (LTIC);

   as may be decided by the Board of Directors of the Company from time to time for the remainder of his tenure of his current term i.e. upto 30.11.2003 subject, however, to the limits prescribed in Part II of the Schedule XIII to the said Act, the other terms and conditions of remuneration remaining the same as approved at the aforesaid General Meeting of the Company held on 3rd August, 2002 and subject to the consequential variation or increase therein due to revision in the terms of his remuneration as aforesaid."

8. To consider and, if thought fit, to pass the following Resolution as an Ordinary Resolution :

   "RESOLVED that pursuant to the provisions of Section 293 (1) (a) and all other applicable provisions, if any, of the Companies Act, 1956 (including any statutory modification or re-enactment thereof, for the time being in force), consent of the Company be and is hereby accorded to the Board of Directors of the Company for mortgaging and / or charging on such terms and conditions and at such time or times, and in such form and manner, as it may think fit, the whole or substantially the whole of the Company's any one or more of the undertakings or all the undertakings, including the present and/or future properties, whether movable or immovable, tangible or intangible comprised in any existing or new undertaking or undertakings of the Company as the case may be in favour of the Lenders, Agents and/or Trustees for securing the long term, short term and medium term borrowings of the Company availed / to be availed by way of loan(s) (in foreign currency and/or rupee currency) and securities (comprising fully/partly convertible debentures and/ or non-convertible debentures with or without detachable or non-detachable warrants and/or secured premium notes and/ or floating rate notes/bonds or other debt instruments) issued/ to be issued by the Company as also deferred sales tax loans availed / to be availed by various units of the Company, from time to time, subject to the limits approved / as may be approved by the Members under Section 293(1)(d) of the Companies Act, 1956 as also the interest on the principal amounts at the respective agreed rates, additional interest, compound interest in the case of default, accumulated interest, liquidated damages, commitment charges, premia on prepayment, premium (if any) on redemption, remuneration of agent(s)/trustee(s), all other costs, charges and expenses, including any increase as a result of devaluation / revaluation / fluctuation in the rates of exchange and all other monies payable by the Company in terms of loan agreement(s), heads of agreement, debenture trust deed(s) and/or any other deed(s) or document(s) entered into/to be entered into between the Company and the lender(s) / agent(s) / trustee(s) / state government(s) / agency(ies) representing various state government(s) and / or other agencies, etc. in respect of the said loans / borrowings / debentures / securities / deferred sales tax loans and containing such specific terms and conditions and covenants in respect of enforcement of security as may be stipulated in that behalf and agreed to between the Board of Directors of the Company (including any Committee thereof) and the lender(s) / agent(s) / trustee(s) / state government(s) / agency(ies), etc."

"RESOLVED FURTHER that the securities to be created by the Company as aforesaid may rank prior / pari passu / subservient with / to the mortgages and/or charges already created or to be created in future by the Company or in such other manner and ranking as may be thought expedient by the Board of Directors or its Committee and as may be agreed to between the concerned parties."

"RESOLVED FURTHER that the Board of Directors or its Committee or Persons authorized by the Board, be and is / are hereby authorized to finalise, settle and execute any and all agreements, documents, deeds, writings and papers as may be necessary for creating the mortgages and/or charges as aforesaid and to do all such acts, deeds, matters and things as it / they may, in its / their absolute discretion consider necessary, desirable or expedient for implementing this resolution and to resolve any question, difficulty or doubt relating thereto, or otherwise considered to be in the best interests of the Company."

9. To consider and, if thought fit, to pass the following resolution which will be proposed as a Special Resolution:

"RESOLVED THAT pursuant to the applicable guidelines of the Securities and Exchange Board of India (SEBI) and all other applicable laws, rules, guidelines, regulations, provisions, if any, of other authorities, and which may become applicable hereafter, governing the matter, approval of the Company be and is hereby accorded to the delisting of the shares of the Company from any one or more of the Stock Exchanges where the Company's shares are listed and in particular, the following Stock Exchanges:

i) The Stock Exchange, Ahmedabad

ii) The Calcutta Stock Exchange Association Limited

iii) Cochin Stock Exchange Limited

iv) The Delhi Stock Exchange Association Limited

v) The Madhya Pradesh Stock Exchange, Indore

vi) Madras Stock Exchange Limited

at such time as the Board of Directors (whether acting through Board, a Committee of the Board or any Director or any person authorized by the Board) may, in their absolute discretion, consider appropriate and proper without giving an exit option to the shareholders of the regions where the aforesaid Stock Exchanges are situated and on the terms and conditions as may be stipulated and mutually agreed to in the best interests of the Company, after taking into account various factors such as but not limited to the incidence, impact or burden of the cost of listing fees payable to the Stock Exchanges and the volume of trading on the relevant Stock Exchanges."

By Order of the Board

ASHOK MALU
Sr. Vice President & Company Secretary

Place: Mumbai
Date: 26th May, 2003

NOTES FOR MEMBERS' ATTENTION :

1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING A PROXY SHOULD HOWEVER BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTYEIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2) An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of items 6 to 9 of the Notice as set out above, is annexed hereto.

3) The Register of Members and Share Transfer Books of the Company will remain closed from 16th July, 2003 to 2nd August, 2003 (both days inclusive) for the purpose of payment of dividend.

4) The dividend, as recommended by the Board, if sanctioned at the meeting, will be paid on or after the 2nd August, 2003 to those members or their mandates whose names stand registered on the Company's Register of Members :-

   a) as Beneficial Owners as at the end of business on 15th July, 2003, as per the lists to be furnished by National Securities Depository Limited and Central Depository Services (India) Limited in respect of the shares held in electronic form, and

   b) as Members in the Register of Members of the Company after giving effect to valid share transfers in physical form lodged with the Company on or before 15th July, 2003.

5) a) Pursuant to Section 205A of the Companies Act, 1956, all dividends upto the financial year 1994-95, which remained unclaimed have been transferred to the General Revenue Account of the Central Government. Members, who have not encashed their dividend warrants for the said period, are requested to claim the amount from the

Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, Jayendra Ganj, Gwalior 474 009 (MP). In case any assistance is required, members may please write to the Share Department of the Company at its Registered Office at Nagda.

b) Pursuant to the provisions of Section 205A of the Companies Act, 1956, as amended, dividends for the financial year ended 31st March, 1996 and thereafter, which remain unpaid or unclaimed for a period of 7 years will be transferred to the Investor Education and Protection Fund (IEPF) of the Central Government. Members who have not encashed the dividend warrant(s), so far for the financial year ended 31st March 1996, are requested to make their claim to the Share Department at the Registered Office of the Company at Nagda before 31st July, 2003 failing which the unpaid / unclaimed amount will be transferred to IEPF. It may also be noted that once the unpaid / unclaimed dividend is transferred to IEPF, as above, no claims shall lie in respect of such amount by the member.

6) a) Members are requested to notify immediately any change of address:

(i) to their Depository Participants (DPs) in respect of their electronic share accounts, and

(ii) to the Company to its Share Department at the Registered Office at Nagda in respect of their physical share folios, if any.

b) In case the mailing address mentioned on this Annual Report is without the PINCODE, members are requested to kindly inform their PINCODE immediately.

7) Non-resident Indian Shareholders are requested to inform us immediately:-

A) the change in the residential status on return to India for permanent settlement.

B) the particulars of NRE Account with a bank in India, if not furnished earlier.

8) Members are requested to make all correspondence in connection with shares and debentures held by them by addressing letters directly to the Share Department of the Company situated at the Registered Office of the Company at Birlagram, Nagda (M.P.) quoting reference of their folio numbers.

9) Members who are holding shares in identical order of names in more than one folio are requested to send to the Company the details of such folios together with the Share Certificates for consolidating their holdings in one folio. The Share Certificates will be returned to the Members after making requisite changes thereon.

10) a) To avoid the incidence of fraudulent encashment of the warrants, Members are requested to intimate the Company under the signature of the Sole/First Joint holder, the following information, so that the Bank Account Number and Name and address of the Bank can be printed on the Dividend Warrant :-

1) Name of Sole/First Joint holder and Folio No.

2) Particulars of Bank Account, viz.

i) Name of the Bank

ii) Name of Branch

iii) Complete address of the Bank with Pincode Number

iv) Account Type, whether Savings (SB) or Current Account (CA)

v) Bank Account Number allotted by the Bank

b) Shareholders desirous of availing the facility of Electronic Credit of Dividend are requested to fill up the ECS form attached to this Annual Report and mail the same so as to reach the Company on or before 15th July, 2003.

c) Members who hold shares in the dematerialized form and want to change / correct the bank account details should send the same immediately to their concerned Depository Participant and not to the Company. Members are also requested to give the MICR Code of their bank to their Depository Participants. The Company will not entertain any direct request from such members for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered as will be furnished by the Depositories to the Company.

11) Depository System

The Company, consequent to introduction of the Depository System (DS), entered into agreements with National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL). Members, therefore, now have the option of holding and dealing in the shares of the Company in electronic form through NSDL or CDSL.

Effective 5th April, 1999, trading in shares of the Company is permitted only in dematerialised form.

The DS envisages the elimination of several problems involved in the scrip-based system such as bad deliveries, fraudulent transfers, fake certificates, thefts in postal transit, delay in transfers, mutilation of share certificates, etc. Simultaneously, DS offers several advantages like exemption from stamp duty, elimination of concept of market lot, elimination of bad deliveries, reduction in transaction costs, improved liquidity, etc.

12) As per the provisions of the amended Companies Act, 1956, facility for making nominations is now available to INDIVIDUALS holding shares in the Company. The Nomination Form – 2B prescribed by the Government can be obtained from the Share Department of the Company.

13) Pursuant to the recommendation of SEBI Committee on Corporate Governance for appointment of the Directors / reappointment of the retiring Directors, a statement containing details of the concerned Directors is attached hereto.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT UNDER SECTION 173 OF THE COMPANIES ACT, 1956.

ITEM NO. 6

Although not strictly necessary, this Explanatory Statement is being given in respect of the Resolutions mentioned in this item of the Notice since the Resolutions for the appointment/re-appointment of the retiring Auditors and for the Branch Auditors will be proposed as Special Resolutions, in view of the provisions contained in Section 224A & 228(3) of the Companies Act, 1956. The Public Financial Institutions, Nationalized Banks and the Insurance Companies, who presently hold close to 25% of the subscribed share capital of the Company, may perhaps touch or exceed 25% of the subscribed share capital on the date of the Annual General Meeting of the Company. The Auditors have forwarded the respective Certificates to the Company, stating that their re-appointment, if made will be within the limit in that behalf specified in sub-section (1-B) thereof.

The Special resolutions as in this item of notice are accordingly commended for the acceptance of the members.

ITEM NO. 7

Mr. Shailendra K. Jain was appointed as the Whole-time Director of the Company as per the resolution passed at the Annual General Meeting of the Company held on 3rd August, 2002, on the terms set out in that Resolution with liberty to the Board to effect such annual increases from time to time as it thinks fit within the limitations in that behalf as contained in Schedule XIII to the Companies Act, 1956.

Considering the inflationary trend and substantial increase in the business activities of the Company resulting in increase in the work and responsibilities of the Whole-time Director as also the amount of remuneration payable to managerial personnel occupying similar positions in other comparable companies, the Board of Directors has deemed fit to increase the limit of the monthly salary and special allowance payable to Mr. Shailendra K. Jain to the extent as set out in the Resolution and payment of Annual Performance Linked Pay and / or Long Term Incentive Compensation (in line with modern corporate practice), the other terms and conditions of his remuneration remaining the same as approved by the members at the Annual General Meeting of the Company held on 3rd August, 2002, and subject to the consequential variation or increase therein due to revision in the terms of his remuneration as aforesaid. The existing much improved performance of the Company also justifies the above.

The resolution as set out in this item of the Notice is accordingly, commended for your acceptance.

The above may also be treated as an abstract under Section 302 of the Companies Act, 1956.

Copy of the resolution passed at the Annual General Meeting of the Company held on 3rd August, 2002 is available for inspection of the members at the Registered Office of the Company between the hours of 10.00 a.m. to 12 noon on all working days (except Sundays and Public Holidays) during office hours upto the date of the ensuing Annual General Meeting.

Mr. Shailendra K. Jain as the Whole-time Director is deemed to be interested in this resolution.

ITEM NO. 8

In order to meet the requirement of funds for financing of capital expenditure / working capital requirements and/or general corporate purposes, the Company has to raise funds from time to time from Banks / Financial Institutions / Investment Institutions / Mutual Funds / Bodies Corporate / Foreign Financial Institutions / Individuals and / or any other agency or agencies by way of loans, both in rupee and foreign currency and / or Debentures (Partly convertible / Fully convertible / Non-convertible) for Long Term / Short Term / Medium Term or any other nature of instrument as may be permissible at law which are normally secured by a mortgage/ charge over the immovable / movable properties of one or more units of the Company in such form and manner as may be determined by the Board of Directors of the Company or its Committee, from time to time, in consultation with the lenders / agents / trustees.

Besides, the Company has availed / would be availing deferred sales tax loans from various State Government(s), some of which are secured / required to be secured by a mortgage / charge over the immovable / movable properties of one or more units of the Company in such form and manner as may be determined by the Board of Directors of the Company or its Committee, from time to time, in consultation with the respective State Government(s) and/or agencies representing the State Government(s). The resolution sets out all the relevant details and is self explanatory.

It is in view of the provisions of Sections 293 (1) (a) of the Companies Act, 1956 that the resolution as set out in this item of the Notice is commended for your approval.

ITEM NO. 9

Presently the shares of the Company are listed on eight Stock Exchanges namely, Mumbai, Delhi, Calcutta, Chennai, Cochin, Ahmedabad, Indore and the National Stock Exchange. Shares have been got delisted from the Bangalore Stock Exchange Ltd. w.e.f. 19th May, 2003.

Consequent to the recent changes in the Capital Market and since substantial volume of trading in the Company's shares is put through the Mumbai Stock Exchange and the National Stock Exchange, the trading volumes at the other stock exchanges is gradually getting reduced to a substantial extent or is almost to nil. SEBI has also specified the shares of the Company for compulsory trading in demat form by all investors.

No particular benefit is therefore available to the shareholders of the Company by continuing the listing of shares of the Company on the other stock exchanges excepting the Mumbai Stock Exchange and the National Stock Exchange who are having nationwide trading terminals and the investors have access to trade and deal in the Company's shares across the country. As per the applicable SEBI Guidelines, no exit option is required to be given to the shareholders of the regions where the aforesaid Stock Exchanges are situated as the Company's shares are listed on the Mumbai Stock Exchange and the National Stock Exchange.

It is accordingly proposed to give the authority to the Board of Directors (whether acting through Board, a Committee of the Board or any Director or any person authorized by the Board) to delist the shares of the Company from the Delhi, Calcutta, Chennai, Cochin, Ahmedabad and Indore Stock Exchanges.

The Company had already passed a Special Resolution at its Fifty Third Annual General Meeting held on 15th July, 2000 to delist the shares of the Company from any one or more of the Stock exchanges where the Company's shares were listed and had applied to the Ahmedabad, Bangalore, Cochin and Madras Stock Exchanges for delisting of the shares, but inspite of the same, the Madras Stock Exchange has been insisting that a further Special Resolution already covered by the said previous resolution should be passed at a General Meeting subsequent to the Notification dated 17th February, 2003 notifying the new guidelines of SEBI. The Company has been legally advised that it is not necessary to pass any such further resolution, but in order to avoid any room for controversy and possible delay in delisting, the relevant resolution is being proposed once again for the acceptance of the members. Bangalore Stock Exchange has accepted the Company's request and has delisted the shares of the Company from its Stock Exchange w.e.f. 19th May, 2003.

The above resolution is, therefore, commended for your acceptance.

None of the Directors of the Company is interested in this resolution.

By Order of the Board



ASHOK MALU
Sr. Vice President & Company Secretary

Place : Mumbai
Date: 26th May, 2003

GRASIM INDUSTRIES LIMITED

SHARE DEPARTMENT
Registered Office : Birlagram 456331, Nagda (M.P.)

Dear Shareholder(s)

Sub: Request for fresh Specimen Signature(s) of Shareholders holding Shares in Physical Form.

1. Your specimen signature(s) recorded with us are old and /or pattern of which in course of time may have undergone changed.

2. For providing better services to our shareholders and also to update our records we request you to kindly arrange to forward to us your fresh specimen signature(s) (in Enclosed Form) signed by you /all shareholder(s) and duly attested by the Manager of a Bank with whom you are maintaining your bank account.

3. On receipt of your duly attested signature(s), we shall update our records.

4. Please always quote your Ledger Folio while replying to us.

5. We solicit your kind co-operation in the matter.

Thanking you,
Yours faithfully,

Ashok Malu
Sr. Vice President & Company Secretary

GRASIM INDUSTRIES LIMITED

SHARE DEPARTMENT
Registered Office : Birlagram 456331, Nagda (M.P.)

SPECIMEN SIGNATURE(S) FORM

LEDGER FOLIO NO. ____________________ Date: ____________________

Name of the Shareholder(s)	Specimen Signature(s) of shareholder(s)	Father's/ Husband's Name	Occupation
1.			
2.			
3.			
4.			
Address of the Sole/1st Shareholder:			
City:	**State:**	**Pin Code:**	

Signature to be Attested by Bank Manager
(Seal with Stamp of Bank,
Full Name, designation of Manager of Bank
and address of the Bank)

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram-456 331, Nagda (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (3) wherever is applicable.)

For shares held in physical form

— For Office Use Only —
ECS Ref.No. :

Master Folio No.

For shares held in electronic form

DP ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Client ID ☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐

Name of First holder	
Bank Name	
Branch Name	
Branch Code	☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐☐ (9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). Please attach a xerox copy of a cheque or a blank cheque of your bank duly cancelled for ensuring accuracy of the banks name, branch and code number.

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I, hereby, declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ______________

Date : ______________

(Signature of First Holder)

Name of First Holder:

Tear Here

GRASIM INDUSTRIES LIMITED

Details of the Directors seeking appointment/reappointment in Annual General Meeting fixed for 2nd August, 2003

Name of Director	Mrs. Rajashree Birla	Mr. M.C. Bagrodia	Mr. R.C. Bhargava
Date of Birth	15.09.1945	03.01.1938	30.07.1934
Date of Appointment	14.03.1996	01.09.1999	25.07.2000
Expertise in specific funtional areas	Industrialist	Company Executive & General Management	General Management
Qualification	B.A.	B.Sc (Chemical Engg.)	M.Sc. (Maths) and M.A. (Development Economics)
List of outside Directorship held	1 Indian Rayon And Industries Ltd. 2 Hindalco Industries Ltd. 3 Indo Gulf Fertilisers Ltd. 4 Aditya Birla Health Services Ltd. 5 Larsen & Toubro Ltd.	1 Rosa Power Supply Company Ltd. 2 Indo Gulf Fertilisers Ltd. 3 Bina Power Supply Company Ltd. 4 Dahej Harbour And Infrastructure Ltd. 5 Gas Authority of India Ltd. 6 HGI Industries Ltd. 7 Essel Mining & Industries Ltd. 8 Birla Management Corporation Ltd. 9 Birla Project Development Co. Ltd.	1 Infrastructure Leasing & Finance Services Ltd. 2 Polaris Software Lab. Ltd. 3 Machino Basell (India) Ltd. 4 Roulunds Codan (India) Ltd. 5 Lord Krishna Bank Ltd. 6 Roulunds Braking (India) Ltd.
Chairman/Member of the committees of the Board of Directors of the Company	—	Finance Committee - Member	Audit Committee - Member
Chairman /Member of the Committees of Director of Other Companies in which he/she is a Director a) Audit Committee	—	1 Gas Authority of India Ltd. - Chairman 2 Indo Gulf Fertilisers Ltd - Member 3 HGI Industries Ltd.- Member 4 Dahej Harbour And Infrastructure Ltd. - Chairman	1 Polaris Software Lab. Ltd. - Member 2 Machino Basell (India) Ltd - Member 3 Infrastructure Leasing & Finance Services Ltd.- Member 4 Lord Krishna Bank Ltd. - Member 5 Roulunds Codan (India) Ltd. - Member
b) Shareholders Committee	—	Indo Gulf Fertilisers Ltd. - Member	—
c) Remuenration Committee	—	—	Polaris Software Lab. Ltd. - Member

------------------------------ Tear Here ------------------------------

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram 456331, Nagda (M.P.)

Form of Proxy

I/We____________________ of ______________________________ being a member/members of Grasim Industries Limited hereby appoint ______________________________

of____________________________ or failing him ____________________________

of____________________________ as my/our proxy to vote for me/us on my/our behalf on the 56th Annual General Meeting of the Company to be held on Saturday, 2rd August,, 2003 at 11.30 a.m. or at any adjournment thereof.

Signed this______________day of____________2003

NOTE : The proxy duly completed must be returned so as to reach the Registered Office of the Company not less than 48 hours before the time of holding the aforesaid meeting. The Proxy need not be a member of the Company.

Proxy No.	:
Ledger Folio No.	:
No. of Shares	:

Affix Re. 1 Revenue Stamp

(Signature)


ADITYA BIRLA GROUP

The Aditya Birla Group of Companies - In perspective

The Aditya Birla Group enjoys a leadership position in all of the sectors in which it operates

LISTED COMPANIES:

Grasim Industries Limited	:	Viscose Staple Fibre, Cement, Sponge Iron, Chemicals, Textiles
Hindalco Industries Limited	:	Aluminium, Copper
Indian Aluminium Company Limited	:	Aluminium
Indian Rayon And Industries Limited	:	Viscose Filament Yarn, Branded Apparels, Carbon Black, Textiles (Spun Yarn & Fabrics)
Indo Gulf Fertilisers Limited	:	Fertilisers
Birla Global Finance Limited	:	Financial Services
PSI Data Systems Limited	:	I.T., Software
HGI Industries Limited	:	Malleable Iron Castings, Industrial Gases
Tanfac Industries Limited*	:	Fluorine chemicals
Bihar Caustic And Chemicals Limited	:	Caustic Soda, Liquid Chlorine, Hydrochloric Acid
Shree Digvijay Cement Company Limited	:	Cement

JOINT VENTURES*:

BIRLA NGK Insulators Private Limited	:	Insulators
Idea Cellular Limited	:	Telecom
Birla Sun Life	:	Financial Services



FEEL

COMFORT









FASHION


VISCOSE
FIBRE
BORN TO NATURE
NURTURED IN STYLE

VISCOSE...Naturally!

Visit us at: www.birlaviscose.com


BIRLA
VISCOSE
FOR FEEL, COMFORT & FASHION